Total Pages: 86
Index to Exhibits, Page 16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[**X**] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended **December 31, 2008**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ______________ TO ______________ Commission file number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALMONT INDUSTRIES, INC.

One Valmont Plaza

Omaha, Nebraska 68154-5215

Valmont Employee Retirement Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2008 and 2007, and
Supplemental Schedule as of December 31, 2008,
and Report of Independent Registered Public
Accounting Firm

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Valmont Employee Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Valmont Employee Retirement Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

Omaha, Nebraska
June 25, 2009

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
INVESTMENTS — at estimated fair value —		
Wells Fargo Stable Return Fund Q	$ 63,995,278	$ 58,706,110
INVESTMENTS — at fair value		
Mutual Funds:		
PIMCO Total Return Institutional Fund	16,632,057	12,568,850
Columbia Acorn USA Fund	4,491,899	7,843,995
Morgan Stanley Institutional Fund Trust	4,898,927	9,489,074
Vanguard Institutional Index Fund Institutional Shares	7,022,024	10,899,007
Dodge & Cox International Stock	14,402,949	28,717,020
American Beacon Large Cap Value Fund	15,695,098	27,938,239
Fidelity Contrafund	24,010,435	38,879,971
Fidelity Value Fund	4,750,661	10,626,399
Fidelity Capital Appreciation Fund	1,262,924	2,167,478
Fidelity Freedom Income Fund	670,156	943,895
Fidelity Freedom 2010 Fund	3,552,647	4,597,524
Fidelity Freedom 2020 Fund	5,636,448	8,997,180
Fidelity Freedom 2030 Fund	3,480,063	4,874,844
Fidelity Freedom 2040 Fund	2,064,318	2,789,510
Fidelity Freedom 2005 Fund	1,115,895	1,633,010
Fidelity Freedom 2015 Fund	6,226,649	8,832,380
Fidelity Freedom 2025 Fund	4,647,280	6,305,757
Fidelity Freedom 2035 Fund	2,217,951	2,684,614
Fidelity Small Cap Value Fund	1,063,305	1,427,205
Fidelity Freedom 2045 Fund	507,295	228,603
Fidelity Freedom 2050 Fund	478,442	306,525
Valmont Industries, Inc. common stock	15,849,364	21,605,467
PARTICIPANT LOANS	7,459,862	7,434,951
Total investments	212,131,927	280,497,608
RECEIVABLES:		
Due from broker for common stock sold	672	1,335
Other receivables	-	42,806
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	212,132,599	280,541,749
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	84,958	176,772
NET ASSETS AVAILABLE FOR BENEFITS	$ 212,217,557	$ 280,718,521

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CHANGES TO NET ASSETS ATTRIBUTABLE TO:		
Investment income (loss):		
Net appreciation (depreciation) in investments	$ (79,376,433)	$ 17,848,603
Interest and dividends on investments	7,416,752	10,929,468
Total investment income (loss)	(71,959,681)	28,778,071
Contributions:		
Employer	7,459,292	6,355,781
Employee	13,842,740	12,299,244
Rollover contributions	685,547	532,967
Total contributions	21,987,579	19,187,992
Deductions:		
Benefits paid to participants	18,456,522	17,253,036
Administrative fees	72,340	55,820
Total deductions	18,528,862	17,308,856
Change in net assets available for benefits	(68,500,964)	30,657,207
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	280,718,521	250,061,314
End of year	$ 212,217,557	$ 280,718,521

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Valmont Industries, Inc. (the "Company") Valmont Employee Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General — The Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (IRC) of 1986 covering regular employees, as defined in the Plan document, who have completed 90 days of service from date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Each year, participants may contribute up to 50% of annual pay on a pretax and/or after-tax basis, subject to certain IRC limitations. Participants may also make roll-over contributions representing distributions from a previous employer's qualified plan or an Individual Retirement Account (IRA). The Company also makes contributions to the Plan. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments into various investment options offered by the Plan. Allocation percentage and investments can be changed by the participant daily, subject to individual fund restrictions.

Participant Accounts — Each participant's account is credited with the participant's contributions and any associated Company contributions. The participant's account is also credited with an allocation of Plan earnings or losses corresponding to the participant's investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined.

Vesting — Participants' contributions and the related investment earnings are immediately vested. The Company's contributions and the related investment earnings are vested based on years of service:

Years of Service	Vesting Percentage
2	25 %
3	50
4	75
5	100

Loans to Participants — The loan provisions of the Plan allow participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the prime rate at the beginning of the month in which the loan originates, plus 1%. Loans are secured by the participant's account balance and are scheduled for repayment by payroll deduction over a period of six months to four years. Loan transactions are treated as transfers between the investment funds and participants' loan balances.

Benefit Payments — Under the terms of the Plan, distributions may be made in lump-sum or installments. Distributions to non-retirees are made in one payment or are deferred until a later date.

Forfeited Accounts — Forfeited accounts are used to reduce future employer contributions. During 2008 and 2007, employer contributions were reduced by $233,091 and $466,971, respectively, from forfeited nonvested accounts. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $6,780 and $3,333.

Administrative Fees — Administrative expenses of the Plan are paid by the Plan or the Plan's sponsor as provided in the Plan Document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — The Wells Fargo Stable Return Fund Q is a bank common collective trust fund and is valued at estimated fair value as determined by the bank based on the underlying fair market value of the underlying investments. Common collective trusts are funded with underlying investments in investment contracts that are valued at fair market value and then adjusted by the issuer to contract value. Shares of mutual funds managed by registered investment companies are valued at quoted net asset values. The Company common stock is valued at its quoted market price. Participant loans are valued at the aggregate unpaid balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, the stable return fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Payment of Benefits — Benefits are recorded when paid.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and amounts reported in the financial statements.

Risks and Uncertainties — The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and amounts reported in the financial statements.

New Accounting Pronouncements — The financial statements reflect the prospective adoption of FASB Statement No. 157, *Fair Value Measurements*, as of January 1, 2008. FASB Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

3. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008	2007
Wells Fargo Stable Return Fund Q	$ 63,995,278	$ 58,706,110
PIMCO Total Return Institutional Fund	16,632,057	12,568,851
Dodge & Cox International Stock Fund	14,402,949	28,717,020
American Beacon Large Cap Value Fund	15,695,098	27,938,239
Fidelity Contrafund	24,010,435	38,879,971
Valmont Industries, Inc. common stock	15,849,364	21,605,467

During the year ended December 31, 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Mutual Funds	$ (75,659,026)	$ 6,768,702
Wells Fargo Stable Return Fund Q	2,650,689	2,692,289
Valmont Industries, Inc. common stock	(6,368,095)	8,387,612
Total	$ (79,376,433)	$ 17,848,603

4. FAIR VALUE MEASUREMENTS

FASB Statement No. 157 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

- Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.
- Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.
- Level 3 includes unobservable inputs which reflect the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2008:

- *Mutual funds* — The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

- *Common/collective trust* — The fair value of the investments in the common/collective trust is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

- *Valmont Industries, Inc. common stock* — The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

- *Loans to participants* — The participant loans are valued at their outstanding balances, which approximate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

Investments	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$ 124,827,423	$ 124,827,423	$ -	$ -
Common/collective trusts	63,995,278	-	63,995,278	-
Valmont Industries, Inc. common stock	15,849,364	15,849,364	-	-
Loans to participants	7,459,862	-	-	7,459,862
Total investments	$212,131,927	$ 140,676,787	$63,995,278	$7,459,862

For loans to participants measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008, a reconciliation of the beginning and ending balances is as follows:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	**Participant Loans**
Beginning balance — January 1, 2008	$7,434,951
Interest credited	590,028
Purchases, issuances, and settlements	(565,117)
Transfers in and/or out of Level 3	-
Ending balance — December 31, 2008	$7,459,862

5. WELLS FARGO STABLE RETURN FUND Q

The stable return fund (the "Fund") is a collective trust fund sponsored by Wells Fargo Bank. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were $72,340 and $55,820 for the years ended December 31, 2008 and 2007, respectively.

At December 31, 2008 and 2007, the Plan held 258,301 and 242,431 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $9,213,586 and $6,962,557, respectively. During the years ended December 31, 2008 and 2007, the Plan recorded dividend income of $116,767 and $103,466, respectively.

7. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company's contributions to their accounts.

8. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008.

Statement of net assets available for benefits:	
Net assets available for benefits per the financial statements	$212,217,557
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(84,958)
Net assets available for benefits per the Form 5500 — at fair value	$212,132,599
Statement of changes in net assets available for benefits:	
Decrease in net assets per the financial statements	$ (68,500,964)
Reverse adjustment from contract value to fair value for fully benefit-responsive contracts — December 31, 2007	176,772
Adjustment from contract value to fair value for fully benefit-responsive contracts — December 31, 2008	(84,958)
Net loss per Form 5500	$ (68,409,150)

* * * * * *

SUPPLEMENTAL SCHEDULE

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2008

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Wells Fargo Stable Return Fund Q	5,020,717.143 shares	$ 63,995,278
PIMCO Total Return Institutional Fund	1,640,242.323 shares	16,632,057
Columbia Acorn USA Fund	274,063.410 shares	4,491,899
Morgan Stanley Institutional Fund Trust	278,506.362 shares	4,898,927
Vanguard Institutional Index Fund Institutional Shares	85,074.189 shares	7,022,024
Dodge & Cox International Stock Fund	657,668.905 shares	14,402,949
American Beacon Large Cap Value Fund	1,140,632.149 shares	15,695,098
Fidelity Contrafund	530,500.116 shares	24,010,435
Fidelity Value Fund	119,183.669 shares	4,750,661
Fidelity Capital Appreciation Fund	80,287.630 shares	1,262,924
Fidelity Freedom Income Fund	70,099.951 shares	670,156
Fidelity Freedom 2010 Fund	342,919.560 shares	3,552,647
Fidelity Freedom 2020 Fund	560,840.570 shares	5,636,448
Fidelity Freedom 2030 Fund	356,563.816 shares	3,480,063
Fidelity Freedom 2040 Fund	369,287.716 shares	2,064,318
Fidelity Freedom 2005 Fund	133,002.959 shares	1,115,895
Fidelity Freedom 2015 Fund	727,412.281 shares	6,226,649
Fidelity Freedom 2025 Fund	564,675.569 shares	4,647,280
Fidelity Freedom 2035 Fund	276,208.084 shares	2,217,951
Fidelity Small Cap Value Fund	114,088.473 shares	1,063,305
Fidelity Freedom 2045 Fund	77,096.509 shares	507,295
Fidelity Freedom 2050 Fund	74,062.233 shares	478,442
Total Mutual Funds	8,472,416.474 shares	124,827,423
* Valmont Industries, Inc. Common Stock	258,301.233 shares	15,849,364
* Participant Loans	Interest rates ranging from 5.00% to 11.88%, loans maturing 1/2009 to 7/2016	7,459,862
Total Investments		$ 212,131,927

* Represents Party-in-Interest

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the Valmont Employee Retirement Savings Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

VALMONT EMPLOYEE RETIREMENT
SAVINGS PLAN

Dated this 25th day of June, 2009.

By: Mark C Jaksich

Mark C. Jaksich
Committee Chairman

INDEX TO EXHIBITS

Exhibit 23*	—	Consent of Deloitte and Touche LLP.
Exhibit 99.1*	—	Valmont Employee Retirement Savings Plan – Amended January 1, 2009

* Filed herewith.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-83251, 333-136071, and 33-57117 of Valmont Industries, Inc. on Form S-8 of our report dated June 25, 2009, appearing in this Annual Report on Form 11-K of the Valmont Employee Retirement Savings Plan for the year ended December 31, 2008.

Deloitte & Touche LLP

Omaha, Nebraska
June 25, 2009

Exhibit 99.1

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

WITNESSETH:

WHEREAS, Valmont Industries, Inc. (the "Employer") heretofore established a Profit Sharing Plan and Trust effective July 1, 1979 (hereinafter called the "Effective Date"), known as Valmont Employee Retirement Savings Plan (herein referred to as the "Plan") in recognition of the contribution made to its successful operation by its Employees and for the exclusive benefit of its Eligible Employees; and

WHEREAS, under the terms of the Plan, the Employer has the ability to amend the Plan;

NOW, THEREFORE, effective January 1, 2009, except as otherwise provided herein, the Employer in accordance with the provisions of the Plan pertaining to amendments thereof, hereby amend the Plan in its entirety and restates the Plan, on the date set forth next to its signature at the end of this document, to provide as follows:

ARTICLE I
DEFINITIONS

1.1 **"Account"** means any separate notational account established and maintained by the Administrator for each Participant under the Plan. The term "Participant's Account" or "Participant's Account balance" generally means the sum of all Accounts being maintained for the Participant, which represents the Participant's total interest in the Plan. Section 6.8 contains a definition of "Participant's Account Balance" for purposes of that Section. To the extent applicable, a Participant may have any (or all) of the following notational Accounts:

(a) the After-Tax Voluntary Contribution Account (Pre-1987 and Post-1986).

(b) the Elective Deferral Account (Pre-tax Savings).

(c) the Matching Contribution Account (Valmont Match).

(d) the Qualified Matching Contribution Account.

(e) the Qualified Nonelective Contribution Account.

(f) the Qualified Voluntary Employee Contribution Account.

(g) the Rollover Account.

(h) the Transfer Account (Prior Employer).

(i) any other account, including an overlapping account or sub-account, necessary for the administration of the Plan.

1.2 **"ACP"** means the actual contribution percentage that is equal to, for a specific group of Participants (either Highly Compensated Employees or Nonhighly Compensated Employees) for a Plan Year, the average of the ACRs (calculated separately for each Participant in such group). The ACP for each group shall be calculated to the nearest one-hundredth of one percent.

For purposes of computing an ACP, a Participant is an Eligible Employee who is eligible to have Matching Contributions or Qualified Matching Contributions made pursuant to Section 4.1(b) (whether or not a deferral election was made or suspended pursuant to Section 4.2(e)) allocated to such Participant's Matching Contribution Account or Qualified Matching Contribution Account for a "specific Plan Year" or to make After-Tax Voluntary Contributions pursuant to Section 4.13 (whether or not After-Tax Voluntary Contributions are made or suspended in accordance with that Section) allocated to the Participant's After-Tax Voluntary Contribution Account for a "specific Plan Year". In addition, if an Employee contribution is required as a condition of participation in the Plan, any Employee who would be a Participant in the Plan if such Employee made such a contribution shall be treated (for purposes of the ACP test) as an eligible Participant on behalf of whom no Employee contributions are made. However, if a Participant has no 414(s) Compensation for the Plan Year, then such Participant shall be disregarded for purposes of calculating the ACP of a group.

For purposes of the above paragraph, the term "specific Plan Year" means, for Participants who are Highly Compensated Employees, the Plan Year being tested. If the current year testing method is being used, then the term "specific Plan Year" means, for Participants who are Nonhighly Compensated Employees, the Plan Year being tested.

If the prior year testing method is being used, then the term "specific Plan Year" means, for Participants who are Nonhighly Compensated Employees, the Plan Year prior to the Plan Year being tested.

1.3 **"ACP Test"** means the actual contribution percentage test determined pursuant to Section 4.7.

1.4 **"ACR"** means the actual contribution ratio of each Participant, that is a ratio (expressed as a percentage) equal to (1) the Contribution Percentage Amounts of such Participant for such Plan Year, to (2) such Participant's 414(s) Compensation for such Plan Year.

For purposes of determining a Participant's ACR, After-Tax Voluntary Contributions are considered to have been made in the Plan Year in which contributed to the Plan. Matching Contributions, Qualified Matching Contributions and Qualified Nonelective Contributions will be considered made for a Plan Year if made no later than the end of the twelve (12) month period beginning on the date after the close of the Plan Year.

The ACR for each Participant shall be calculated to the nearest one-hundredth of one percent.

1.5 **"Act"** means the Employee Retirement Income Security Act of 1974, as it may be amended from time to time.

1.6 **"Administrator"** means the VERSP Committee whose members shall be appointed by the Compensation Committee of the Board of Directors of Valmont Industries, Inc. pursuant to Section 2.2 to administer the Plan. "Administrator" also includes any Qualified Termination Administrator (QTA) that has assumed the responsibilities of the Administrator in accordance with guidelines set forth by the Department of Labor.

1.7 **"ADP"** means the actual deferral percentage that is equal to, for a specific group of Participants (either Highly Compensated Employees or Nonhighly Compensated Employees) for a Plan Year, the average of the ADRs (calculated separately for each Participant in such group). The ADP for each group shall be calculated to the nearest one-hundredth of one percent.

For purposes of computing an ADP, a Participant is an Eligible Employee who is eligible to make Elective Deferrals pursuant to Section 4.2 (whether or not a deferral election was made or suspended pursuant to Section 4.2(e)) allocated to the Participant's Elective Deferral Account for a "specific Plan Year." However, if a Participant has no 414(s) Compensation for the Plan Year, then such Participant shall be disregarded for purposes of calculating the ADP of a group.

For purposes of the above paragraph, the term "specific Plan Year" means, for Participants who are Highly Compensated Employees, the Plan Year being tested. If the current year testing method is being used, then the term "specific Plan Year" means, for Participants who are Nonhighly Compensated Employees, the Plan Year being tested. If the prior year testing method is being used, then the term "specific Plan Year" means, for Participants who are Nonhighly Compensated Employees, the Plan Year prior to the Plan Year being tested.

1.8 **"ADP Test"** means the actual deferral percentage test determined pursuant to Section 4.5.

1.9 **"ADR"** means the actual deferral ratio of each Participant, that is a ratio (expressed as a percentage) equal to (1) the amount of Employer contributions actually paid over to the Plan on behalf of such Participant for such Plan Year, to (2) such Participant's 414(s) Compensation for such Plan Year.

For purposes of this definition of ADR, Employer contributions actually paid over to the Plan on behalf of any Participant shall include: (a) any Elective Deferrals (other than Catch-Up Contributions) made pursuant to the Participant's deferral election (including Excess Deferrals of any Highly Compensated Employee), but excluding (1) Excess Deferrals of any Nonhighly Compensated Employee that arise solely from Elective Deferrals made under this Plan or any other plans maintained by the Employer, and (2) Elective Deferrals that are taken into account in the ACP Test set forth in Section 4.7 (provided that the ADP Test is satisfied both with and without the exclusion of these Elective Deferrals); and (b) at the election of the Employer, Qualified Nonelective Contributions and Qualified Matching Contributions to the extent such contributions are not used to satisfy the ACP Test, as well as any contributions authorized by (and to the extent prescribed by) Section 4.6(c).

For purposes of computing a Participant's ADR, an Eligible Employee who would be a Participant but for the failure to make Elective Deferrals shall be treated as a Participant on whose behalf no Elective Deferrals are made.

The ADR for each Participant shall be calculated to the nearest one-hundredth of one percent.

1.10 **"Affiliated Employer"** means any corporation which is a member of a controlled group of corporations (as defined in Code Section 414(b)) which includes the Employer; any trade or business (whether or not incorporated) which is under common control (as defined in Code Section 414(c)) with the Employer; any organization (whether or not incorporated) which is a member of an affiliated service group (as defined in Code Section 414(m)) which includes the Employer; and any other entity required to be aggregated with the Employer pursuant to Regulations under Code Section 414(o).

1.11 **"After-Tax Voluntary Contribution"** means any Employee contribution that is voluntarily made to the Plan by the Participant pursuant to Section 4.13. In addition, the term shall include Elective Deferrals that are recharacterized as After-Tax Voluntary Contributions pursuant to Section 4.6(b).

1.12 **"After-Tax Voluntary Contribution Account"** means the separate account established and maintained by the Administrator for each Participant with respect to the Participant's total interest in the Plan resulting from After-Tax Voluntary Contributions, and gains and losses attributable to those amounts. Amounts in the After-Tax Voluntary Contribution Account are nonforfeitable when made and are distributable pursuant to the provisions of the Plan.

Separate accounting shall be maintained with respect to that portion of the After-Tax Voluntary Contribution Account attributable to Elective Deferrals that are recharacterized as After-Tax Voluntary Contributions.

1.13 **"Anniversary Date"** means the last day of the Plan Year.

1.14 **"Annual Additions"** means, for purposes of applying the limitations of Code Section 415, the sum credited to a Participant's Accounts for any Limitation Year of (1) Employer contributions, (2) Employee contributions, (3) forfeitures, (4) amounts allocated to an individual medical account, as defined in Code Section 415(l)(2) which is part of a pension or annuity plan maintained by the Employer, (5) amounts derived from contributions paid or accrued which are attributable to post-retirement medical benefits allocated to the separate account of a key employee (as defined in Code Section 419A(d)(3)) under a welfare benefit plan (as defined in Code Section 419(e)) maintained by the Employer and (6) allocations under a simplified employee pension plan.

Annual Additions do not include the transfers of funds from one plan to another. In addition, the following are not Annual Additions for the purposes of this definition: (1) rollover contributions as defined in Code Sections 402(c), 403(a)(4), 403(b)(8), 408(d)(3) and 457(e)(16); (2) repayments of loans made to a Participant from the Plan; (3) repayment of distributions received by an Employee pursuant to Code Section 411(a)(7)(B) (cash-outs); (4) repayment of distributions received by an Employee pursuant to Code Section 411(a)(3)(D) (mandatory contributions); (5) Catch-Up Contributions and (6) employee contributions to a simplified employee pension excludable from gross income under Code Section 408(k)(6).

1.15 **"Annuity Starting Date"** means, with respect to any Participant, the first day of the first period for which an amount is paid as an annuity, or, in the case of a benefit not payable in the form of an annuity, the first day on which all events have occurred which entitles the Participant to such benefit.

1.16 **"Beneficiary"** means the person (or entity) to whom the share of a deceased Participant's interest in the Plan is payable. Section 6.8 contains a definition of "designated Beneficiary" for purposes of that Section.

1.17 **"Catch-Up Contribution"** means, effective January 1, 2002, Elective Deferrals made to the Plan by a Catch-Up Eligible Participant during any taxable year of such Participant that are in excess of:

(a) a statutory dollar limit on Elective Deferrals or Annual Additions as provided in Code Sections 401(a)(30), 402(h), 403(b), 408, 415(c), or 457(b)(2) (without regard to Code Section 457(b)(3)), as applicable;

(b) a Plan limit on Elective Deferrals which is not a limit provided in (a) above; or

(c) the limit imposed by the ADP Test under Code Section 401(k)(3), in which Excess Contributions would otherwise be distributed pursuant to Section 4.6(b) to a Highly Compensated Employee who is a Catch-Up Eligible Participant.

Catch-Up Contributions for a Participant for a Participant's taxable year may not exceed the dollar limit on Catch-Up Contributions under Code Section 414(v)(2)(B)(i) for the Participant's taxable year. The dollar limit on Catch-p Contributions under 414(v)(2)(B)(i) is $1,000 for taxable years beginning in 2002, increasing by $1,000 for each year thereafter up to $5,000 for taxable years beginning in 2006 and later years. After 2006, the $5,000 limit will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code Section 414(v)(2)(C). Any such adjustments will be in multiples of $500.

1.18 **"Catch-Up Eligible Participant"** means, effective January 1, 2002, a Participant who:

(a) is eligible to defer Compensation pursuant to Section 4.2; and

(b) will attain age 50 or over by the end of the Participant's taxable year.

1.19 **"Code"** means the Internal Revenue Code of 1986, as amended or replaced from time to time.

1.20 **"Compensation"** means, with respect to any Participant and except as otherwise provided herein, such Participant's wages as defined in Code Section 3401(a) and all other payments of compensation by the Employer (in the course of the Employer's trade or business) for a Plan Year (the "determination period") for which the Employer is required to furnish the Participant a written statement under Code Sections 6041(d), 6051(a)(3) and 6052 (Form W-2 wages). Compensation must be determined without regard to any rules under Code Section 3401(a) that limit the remuneration included in wages based on the nature or location of the employment or the services performed (such as the exception for agricultural labor in Code Section 3401(a)(2)). Compensation for any Self-Employed Individual shall be equal to such individual's Earned Income.

For purposes of this Section, the determination of Compensation shall be made by:

(a) excluding (1) contributions made by the Employer to a plan of deferred compensation to the extent that, the contributions are not includible in the gross income of the Participant for the taxable year in which contributed, (2) Employer contributions made on behalf of an Employee to a simplified employee pension plan described in Code Section 408(k) to the extent such contributions are excludable from the Employee's gross income, (3) any distributions from a plan of deferred compensation; (4) amounts realized from the exercise of a non-qualified stock option, or when restricted stock (or property) held by an Employee either becomes freely transferable or is no longer subject to a substantial risk of forfeiture; (5) amounts realized from the sale, exchange or other disposition of stock acquired under a qualified stock option; (6) severance pay, mortgage differential, EVAC earnings accrued, foreign hardship, housing allowance, relocation allowance, and expatriate allowances; and (7) reimbursements or other expense allowances, fringe benefits (cash or noncash), and welfare benefits.

(b) including amounts which are contributed by the Employer pursuant to a salary reduction agreement and which are not includible in the gross income of the Participant under Code Sections 125, 132(f)(4), 402(e)(3), 402(h)(1)(B), 403(b) or 457(b), and employee contributions described in Code Section 414(h)(2) that are treated as Employer contributions. For this purpose, effective January 1, 1998, amounts not includible in gross income under Code Section 125 shall be deemed to include any amounts not available to a Participant in cash in lieu of group health coverage because the Participant is unable to certify that the Participant has other health coverage, provided the Employer does not request or collect information regarding the Participant's other health coverage as part of the enrollment process for the health plan.

(c) including pre-participation Compensation paid during the Plan Year while not a Participant in the component of the Plan for which Compensation is being used.

(d) including Post-Severance Compensation.

For Plan Years beginning on or after January 1, 2002, Compensation in excess of $200,000 (or such other amount provided in the Code) shall be disregarded for all purposes other than for purposes of salary deferral elections pursuant to Section 4.2. Such amount shall be adjusted for increases in the cost-of-living in accordance with Code Section 401(a)(17)(B), except that the dollar increase in effect on January 1 of any calendar year shall be effective for the Plan Year beginning with or within such calendar year. For any "determination period" of less than twelve (12) months, the Compensation limit shall be an amount equal to the Compensation limit for the calendar year in which the "determination period" begins multiplied by the ratio obtained by dividing the number of full months in the short "determination period" by twelve (12). A "determination period" is not less than twelve (12) months solely because a Participant's Compensation does not include Compensation paid during a "determination period" while the Participant was not a Participant in the Plan (or a component of the Plan).

If any Employees are excluded from the Plan (or from any component of the Plan), then Compensation for any such Employees who become eligible or cease to be eligible to participate in the Plan (or in the component of the Plan) during a Plan Year shall only include Compensation while such Employees are Eligible Employees of the Plan (or of such component of the Plan).

For purposes of this Section, if the Plan is a plan described in Code Section 413(c) or 414(f) (a plan maintained by more than one Employer), the limitation applies separately with respect to the Compensation of any Participant from each Employer maintaining the Plan.

If, in connection with the adoption of any amendment, the definition of Compensation has been modified, then, except as otherwise provided herein, for Plan Years prior to the Plan Year which includes the adoption date of such amendment, Compensation means compensation determined pursuant to the terms of the Plan then in effect.

1.21 **"Contract" or "Policy"** means any life insurance policy, retirement income policy or annuity contract (group or individual) issued pursuant to the terms of the Plan. In the event of any conflict between the terms of this Plan and the terms of any contract purchased hereunder, the Plan provisions shall control.

1.22 **"Contribution Percentage Amounts"** means the sum of any Matching Contributions which are made pursuant to Section 4.1(b); After-Tax Voluntary Contributions made pursuant to Section 4.13; Excess Contributions recharacterized as After-Tax Voluntary Contributions pursuant to Section 4.6(b); Qualified Matching Contributions (to the extent such Qualified Matching Contributions are not used to satisfy the ADP Test) and Qualified Nonelective Contributions (to the extent not used to satisfy the ADP Test), as well as any contributions authorized by (and to the extent prescribed by) Section 4.8(g). In addition, Contribution Percentage Amounts may include Elective Deferrals, provided the ADP Test is met before the Elective Deferrals are used in the ACP Test and continues to be met following the exclusion of those Elective Deferrals that are used to meet the ACP Test. However, Contribution Percentage Amounts shall not include Matching Contributions that are forfeited either to correct Excess Aggregate Contributions or due to Code Section 401(a)(4) and the Regulations thereunder because the contributions to which they relate are Excess Deferrals, Excess Contributions, or Excess Aggregate Contributions.

1.23 **"Custodian"** means a person or entity that has custody of all or any portion of the Plan assets.

1.24 **"Designated Investment Alternative"** means a specific investment identified by name by the Employer (or such other Fiduciary who has been given the authority to select investment options) as an available investment under the Plan to which Plan assets may be invested by the Trustee pursuant to the investment direction of a Participant.

1.25 **"Directed Account"** means that portion of a Participant's interest in the Plan with respect to which the Participant has directed the investment in accordance with the Participant Direction Procedures.

1.26 **"Directed Investment Option"** means a Designated Investment Alternative and any other investment permitted by the Plan and the Participant Direction Procedures to which Plan assets may be invested by the Trustee pursuant to the investment direction of a Participant.

1.27 **"Disability"** means a physical or mental condition of a Participant resulting from bodily injury, disease, or mental disorder which renders the Participant incapable of continuing gainful occupation and which condition constitutes total disability under the Valmont Long-Term Disability Plan. The determination of Disability shall be applied uniformly to all Participants.

1.28 **"Early Retirement Date"** means the first day of the month (prior to the Normal Retirement Date) coinciding with or next following the date on which a Participant attains age 55, and has completed at least 5 Periods of Service for vesting with the Employer ("early retirement age"). A Participant shall become fully Vested upon satisfying this requirement if still employed at "early retirement age."

A Participant who separates from service after satisfying any service requirement but before satisfying the age requirement for "early retirement age" and who thereafter reaches the age requirement contained herein shall be entitled to receive benefits under this Plan (other than any accelerated vesting and allocations of Employer contributions) as though the requirements for "early retirement age" had been satisfied.

1.29 **"Earned Income"** means with respect to a Self-Employed Individual, the net earnings from self-employment in the trade or business with respect to which the Plan is established, for which the personal services of the individual are a material income-producing factor. Net earnings will be determined without regard to items not included in gross income and the deductions allocable to such items. Net earnings are reduced by contributions by the Self-Employed Individual to a qualified Plan to the extent deductible under Code Section 404. In addition, net earnings shall be determined with regard to the deduction allowed to the Self-Employed Individual by Code Section 164(f).

If any combination of bonuses, commissions, tips, overtime, moving expenses, fringe benefits, or any other element of compensation is excluded from Compensation for the purpose of determining any contribution, then for the purpose of determining the amount of such contribution on behalf of any Self-Employed Individual, such person's Earned Income will be reduced in the same proportion that the "includible compensation" of "common law participants" bears to the "total compensation" of all "common law participants."

For purposes of the preceding paragraph, "Common law participant" means a Participant who is neither a Highly Compensated Employee nor a Self-Employed Individual, "includible compensation" means the amount of Compensation taken into account in determining the amount of such contribution for "common law participants," and "total compensation" means the amount of Compensation that would have been taken into account in determining such contribution for "common law participants" if (1) no element of Compensation had been excluded in determining such contribution, and (2) all of the following are included in Compensation: any amount which is contributed by the Employer at the election of the Participant pursuant to a salary reduction agreement and which is not includible in the gross income of the Participant by reason of Code Sections 125, 132(f)(4), 402(e)(3), 402(h)(1)(B), 403(b) or 457(b), and employee contributions described in Code Section 414(h)(2) that are treated as Employer contributions.

However, to the extent that the amount of "includible compensation" for "common law participants" includes any amount which is contributed by the Employer at the election of the Participant pursuant to a salary reduction agreement and which is not includible in the gross income of the Participant by reason of Code Sections 125, 132(f)(4), 402(e)(3), 402(h)(1)(B), 403(b) or 457(b), and employee contributions described in Code Section 414(h)(2) that are treated as Employer contributions, then those amounts shall be added back to Earned Income after making the adjustment described in the preceding paragraph.

1.30 **"Elective Deferral"** means any Employer contributions made to the Plan at the election of the Participant in lieu of cash Compensation pursuant to Section 4.2. With respect to any taxable year, a Participant's Elective Deferrals is the sum of all employer contributions made on behalf of such Participant pursuant to an election to defer under any qualified cash or deferred arrangement ("CODA") described in Code Section 401(k), any salary reduction simplified employee pension described in Code Section 408(k)(6), any SIMPLE IRA plan described in Code Section 408(p) and any plan described under Code Section 501(c)(18), and any employer contributions made on the behalf of a Participant for the purchase of an annuity contract under Code Section 403(b) pursuant to a salary reduction agreement. Elective Deferrals shall not include any deferrals properly distributed as excess Annual Additions pursuant to Section 4.10(a).

1.31 **"Elective Deferral Account"** means the separate account established and maintained by the Administrator for each Participant with respect to the Participant's total interest in the Plan resulting from Elective Deferrals. Amounts in the Elective Deferral Account are nonforfeitable when made and are subject to the distribution restrictions of Section 4.2(d).

1.32 **"Eligible Employee"** means any Employee, except as provided below, and except as provided in any other particular provision for the limited purposes of that provision (e.g., ADP test). The following Employees shall not be eligible to participate in this Plan:

(a) Employees of Affiliated Employers, unless such Affiliated Employers have agreed to participate in this Plan.

(b) An individual shall not be an Eligible Employee if such individual is not reported on the payroll records of the Employer as a common law employee. In particular, it is expressly intended that individuals not treated as common law employees by the Employer on its payroll records and out-sourced workers, are neither Employees nor Eligible Employees, and are excluded from Plan participation even if a court or administrative agency determines that such individuals are common law employees and not independent contractors. However, this paragraph shall not apply to partners or other Self-Employed Individuals unless the Employer treats them as independent contractors.

(c) Unless or until otherwise provided, Employees who became Employees as the result of a "Code Section 410(b)(6)(C) transaction" will not be Eligible Employees until the expiration of the transition period beginning on the date of the transaction and ending on the last day of the first Plan Year beginning after the date of the transaction. A Code Section 410(b)(6)(C) transaction is an asset or stock acquisition, merger, or similar transaction involving a change in the Employer of the Employees of a trade or business that is subject to the special rules set forth in Code Section 410(b)(6)(C).

(d) Employees whose employment is governed by the terms of a collective bargaining agreement between Employee representatives (within the meaning of Code Section 7701(a)(46)) and the Employer under which retirement benefits were the subject of good faith bargaining between the parties, unless such agreement expressly provides for coverage in this Plan.

(e) Employees who the Employer has not designated as regularly scheduled for work on an ongoing basis.

1.33 **"Employee"** means any common law employee, Self-Employed Individual, Leased Employee or other person to the extent that the Code treats such an individual as an employee of the Employer for purposes of the Plan, such as (for certain purposes) any person who is employed by an Affiliated Employer.

1.34 **"Employer"** means Valmont Industries, Inc. and any successor which shall maintain this Plan; and any predecessor which has maintained this Plan. The Employer is a corporation, organized under the law of the State of Delaware. In addition, where appropriate, the term Employer shall include any Participating Employer.

1.35 **"Excess Aggregate Contributions"** means, with respect to any Plan Year, the excess of:

(a) The aggregate Contribution Percentage Amounts actually made on behalf of Participants who are Highly Compensated Employees for such Plan Year and taken into account in computing the numerator of the ACR, over

(b) The maximum Contribution Percentage Amounts permitted by the ACP Test of Section 4.7(a) (determined by hypothetically reducing contributions made on behalf of Participants who are Highly Compensated Employees in order of their ACRs beginning with the highest of such ACRs).

Such determination shall be made after first taking into account corrections of any Excess Deferrals pursuant to Section 4.2 and then taking into account any adjustments of any Excess Contributions pursuant to Section 4.6.

1.36 **"Excess Contributions"** means, with respect to a Plan Year, the excess of Elective Deferrals made on behalf of Participants who are Highly Compensated Employees for the Plan Year over the maximum amount of such contributions permitted under Section 4.5(a) (determined by hypothetically reducing contributions made on behalf of Participants who are Highly Compensated Employees in order of the ADRs beginning with the highest of such ADRs). Excess Contributions, including amounts recharacterized pursuant to Section 4.6(b)(2), shall be treated as an Annual Addition pursuant to Section 1.14.

1.37 **"Excess Deferrals"** shall mean those Elective Deferrals of a Participant that either (1) are made during the Participant's taxable year and which exceed the dollar limitation under Code Section 402(g) (including, if applicable, the dollar limitation on Catch-Up Contributions defined in Code Section 414(v)) for such year; or (2) are made during a calendar year and exceed the dollar limitation under Code Section 402(g) (including, if applicable, the dollar limitation on Catch-Up Contributions defined in Code Section 414(v)) for the Participant's taxable year beginning in such calendar year, counting only Elective Deferrals made under this Plan and any other plan, contract or arrangement maintained by the Employer.

1.38 **"Fiduciary"** means any person who (a) exercises any discretionary authority or discretionary control respecting management of the Plan or exercises any authority or control respecting management or disposition of its assets, (b) renders investment advice for a fee or other compensation, direct or indirect, with respect to any monies or other property of the Plan or has any authority or responsibility to do so, or (c) has any discretionary authority or discretionary responsibility in the administration of the Plan.

1.39 **"Fiscal Year"** means the Employer's accounting year based upon a fifty-two (52) to fifty-three (53) week accounting year ending on the last Saturday of each calendar year and commencing on the next day thereafter.

1.40 **"Forfeiture"** means that portion of a Participant's Account that is not Vested, and which becomes a Forfeiture at the time described below:

The earlier of:

(a) the distribution of the entire Vested portion of the Participant's Account of a Participant who has severed employment with the Employer. For purposes of this provision, if the Participant has a Vested benefit of zero (determined without regard to the Participant's Qualified Voluntary Employee Contribution Account or Rollover Account), then such Participant shall be deemed to have received a distribution of such Vested benefit as of the date on which the severance of employment occurs, or

(b) the last day of the Plan Year in which a Participant who has severed employment with the Employer incurs five (5) consecutive 1-Year Breaks in Service.

In addition, the term "Forfeiture" shall also include amounts deemed to be Forfeitures pursuant to any other provisions of this Plan.

For purposes of this Plan, any Forfeiture will be disposed of in the Plan Year in which the Forfeiture arises.

1.41 **"Former Employee"** means an Employee who had a severance from employment with the Employer or an Affiliated Employer.

1.42 **"415 Compensation"** with respect to any Participant means such Participant's wages as defined in Code Section 3401(a) and all other payments of compensation by the Employer (in the course of the Employer's trade or business) for a Plan Year for which the Employer is required to furnish the Participant a written statement under Code Sections 6041(d), 6051(a)(3) and 6052. 415 Compensation must be determined without regard to any rules under Code Section 3401(a) that limit the remuneration included in wages based on the nature or location of the employment or the services performed (such as the exception for agricultural labor in Code Section 3401(a)(2)). 415 Compensation for any Self-Employed Individual shall be equal to such individual's Earned Income.

Notwithstanding the above, the determination of 415 Compensation shall be made by:

(a) including any Elective Deferrals, and any amount which is contributed by the Employer at the election of the Participant pursuant to a salary reduction agreement and which is not includible in the gross income of the Participant by reason of Code Sections 125, 132(f)(4), 402(e)(3), 402(h)(1)(B), 403(b) or 457(b), and employee contributions described in Code Section 414(h)(2) that are treated as Employer contributions. For this purpose, effective January 1, 1998, amounts not includible in gross income under Code Section 125 shall be deemed to include any amounts not available to a Participant in cash in lieu of group health coverage because the Participant is unable to certify that the Participant has other health coverage, provided the Employer does not request or collect information regarding the Participant's other health coverage as part of the enrollment process for the health plan.

(b) including Post-Severance Compensation.

1.43 **"414(s) Compensation"** means 415 Compensation or any other definition of compensation that satisfies the nondiscrimination requirements of Code Section 414(s) and the Regulations thereunder. The period for determining 414(s) Compensation must be either the Plan Year or the calendar year ending with or within the Plan Year. An Employer may further limit the period taken into account to that part of the Plan Year or calendar year in which an Employee was a Participant in the component of the Plan being tested. The period used to determine 414(s) Compensation must be applied uniformly to all Participants for the Plan Year.

1.44 **"Highly Compensated Employee"** means an Employee described in Code Section 414(q) and the Regulations thereunder, and generally means any Employee who:

(a) was a "five percent owner" as defined in Section 1.49(b) at any time during the "determination year" or the "look-back year"; or

(b) for the "look-back year" had 415 Compensation from the Employer in excess of $80,000 and was in the Top-Paid Group for the "look-back year." The $80,000 amount is adjusted at the same time and in the same manner as under Code Section 415(d), except that the base period is the calendar quarter ending September 30, 1996.

The "determination year" means the Plan Year for which testing is being performed, and the "look-back year" means the immediately preceding twelve (12) month period.

In determining who is a Highly Compensated Employee, Employees who are nonresident aliens and who received no earned income (within the meaning of Code Section 911(d)(2)) from the Employer constituting United States source income within the meaning of Code Section 861(a)(3) shall not be treated as Employees. If an Employee who is a nonresident alien has U.S. source income, that Employee is treated as satisfying this definition if all of such Employee's U.S. source income from the Employer is exempt from U.S. income tax under an applicable income tax treaty. Additionally, all Affiliated Employers shall be taken into account as a single employer and Leased Employees within the meaning of Code Sections 414(n)(2) and 414(o)(2) shall be considered Employees unless such Leased Employees are covered by a plan described in Code Section 414(n)(5) and are not covered in any qualified plan maintained by the Employer. The exclusion of Leased Employees for this purpose shall be applied on a uniform and consistent basis for all of the Employer's retirement plans. Highly Compensated Former Employees shall be treated as Highly Compensated Employees without regard to whether they performed services during the "determination year."

1.45 **"Highly Compensated Participant"** means, for a particular Plan Year, a Participant who meets the definition of a Highly Compensated Employee in effect for that Plan Year.

1.46 **"Hour of Service"** means (1) each hour for which an Employee is directly or indirectly compensated or entitled to Compensation by the Employer for the performance of duties (these hours will be credited to the Employee for the computation period in which the duties are performed); (2) each hour for which an Employee is directly or indirectly compensated or entitled to compensation by the Employer (irrespective of whether the employment relationship has terminated) for reasons other than performance of duties (such as vacation, holidays, sickness, jury duty, disability, lay-off, military duty or leave of absence) during the applicable computation period (these hours will be calculated and credited pursuant to Department of Labor regulation 2530.200b-2, which is incorporated herein by reference); (3) each hour for which back pay is awarded or agreed to by the Employer without regard to mitigation of damages (these hours will be credited to the Employee for the computation period or periods to which the award or agreement pertains rather than the computation period in which the award, agreement or payment is made). The same Hours of Service shall not be credited both under (1) or (2), as the case may be, and under (3).

Notwithstanding (2) above, (i) no more than 501 Hours of Service are required to be credited to an Employee on account of any single continuous period during which the Employee performs no duties (whether or not such period occurs in a single computation period); (ii) an hour for which an Employee is directly or indirectly paid, or entitled to payment, on account of a period during which no duties are performed is not required to be credited to the Employee if such payment is made or due under a plan maintained solely for the purpose of complying with applicable worker's compensation, or unemployment compensation or disability insurance laws; and (iii) Hours of Service are not required to be credited for a payment which solely reimburses an Employee for medical or medically related expenses incurred by the Employee.

For purposes of (2) above, a payment shall be deemed to be made by or due from the Employer regardless of whether such payment is made by or due from the Employer directly, or indirectly through, among others, a trust fund, or insurer, to which the Employer contributes or pays premiums and regardless of whether contributions made or due to the trust fund, insurer, or other entity are for the benefit of particular Employees or are on behalf of a group of Employees in the aggregate.

For purposes of this Section, Hours of Service will be credited for employment with any Affiliated Employers. The provisions of Department of Labor regulations 2530.200b-2(b) and (c) are incorporated herein by reference.

1.47 **"Income"** means the gains or losses for the "applicable computation period" allocable to an "excess amount", which amount shall be determined and allocated, at the discretion of the Administrator, using any of the methods set forth below:

(a) Method of allocating Income. The Administrator may use any reasonable method for computing the Income allocable to an "excess amount" for the "applicable computation period," provided that the method is used consistently for all Participants and for all corrective distributions under the Plan for the "applicable computation period," and is used by the Plan for allocating earnings to a Participant's "specific account(s)."

(b) Alternative method of allocating Income. The Administrator may allocate Income to an "excess amount" for the "applicable computation period" by multiplying the earnings for the "applicable computation period" allocable to the "Employer contributions" taken into account under the test or limitation giving rise to such "excess amount" by a fraction, the numerator of which is the "excess amount" for the Employee for the "applicable computation period," and the denominator of which is the sum of:

(1) The "specific account(s)" balance(s) taken into account under the test or limitation giving rise to such "excess amount" as of the beginning of the "applicable computation period," and

(2) Any additional amount of such "Employer contributions" made for the "applicable computation period" to the "specific account(s)."

(c) For purposes of calculating the Income attributable to Excess Deferrals of Section 4.2(g), the terms "applicable computation period", "Employer contributions", "excess amount", and "specific account(s)" will have the following substitutions:

(1) The taxable year of the Participant shall be substituted for the "applicable computation period";

(2) Elective Deferrals shall be substituted for "Employer contributions";

(3) Excess Deferrals shall be substituted for "excess amount"; and

(4) The Elective Deferral Account shall be substituted for the "specific account(s)."

(d) For purposes of calculating the Income attributable to Excess Contributions of Section 4.6(b), the terms "applicable computation period", "Employer contributions", "excess amount", and "specific account(s)" will have the following substitutions:

(1) The Plan Year shall be substituted for the "applicable computation period";

(2) Elective Deferrals, and other contributions included in determining the ADR under Section 1.9, shall be substituted for "Employer contributions";

(3) Excess Contributions shall be substituted for "excess amount";

(4) The Elective Deferral Account, and, if included in the determination of the ADR under Section 1.9, the Qualified Matching Contribution and/or the Qualified Nonelective Contribution Account(s), shall be substituted for the "specific account(s)."

(e) For purposes of calculating the Income attributable to Excess Aggregate Contributions of Section 4.8(b), the terms "applicable computation period", "Employer contributions", "excess amount", and "specific account(s)" will have the following substitutions:

(1) The Plan Year shall be substituted for the "applicable computation period";

(2) Any Matching Contributions which are made pursuant to Section 4.1(b); After-Tax Voluntary Contributions made pursuant to Section 4.13; Excess Contributions recharacterized as After-Tax Voluntary Contributions pursuant to Section 4.6(b); Qualified Matching Contributions (to the extent such Qualified Matching Contributions are not used to satisfy the ADP Test) and Qualified Nonelective Contributions (to the extent not used to satisfy the ADP Test) shall be substituted for "Employer contributions." Elective Deferrals may be included in the substitution listed above, provided the ADP Test is met before the Elective Deferrals are used in the ACP Test and continues to be met following the exclusion of those Elective Deferrals that are used to meet the ACP Test. However, Matching Contributions that are forfeited either to correct Excess Aggregate Contributions or due to Code Section 401(a)(4) and the Regulations thereunder because the contributions to which they relate are Excess Deferrals, Excess Contributions, or Excess Aggregate Contributions shall not be included in the substitution listed above.

(3) Excess Aggregate Contributions shall be substituted for "excess amount";

(4) The Matching Contribution Account, Qualified Matching Contribution Account, Qualified Nonelective Contribution Account and After-Tax Voluntary Contribution Account shall be substituted for the "specific account(s)."

(f) With respect to Excess Contributions and Excess Aggregate Contributions, effective beginning with the first Plan Year beginning in 2006, Income for the period between the end of the Plan Year and the date of the distribution (the "gap period") is required to be distributed. A Plan will not fail to use a reasonable method for computing the Income that is allocable to Excess Contributions and Excess Aggregate Contributions merely because the Income allocable to Excess Contributions and Excess Aggregate Contributions is determined on a date that is no more than 7 days before the distribution. Income for the "gap period" shall be calculated by using any of the methods set forth below:

(1) Safe harbor method of allocating "gap period" income. The Administrator may use the safe harbor method in this paragraph to determine the Income on Excess Contributions and Excess Aggregate Contributions for the "gap period." Under this safe harbor method, Income on Excess Contributions and Excess Aggregate Contributions for the "gap period" is equal to 10% of the Income allocable to Excess Contributions and Excess Aggregate Contributions for the Plan Year that would be determined under paragraph (b) above (with the appropriate substitutions of paragraph (d) and paragraph (e)), multiplied by the number of calendar months that have elapsed since the end of the Plan Year. For purposes of calculating the number of calendar months that have elapsed under this safe harbor method, a corrective distribution that is made on or before the fifteenth day of a month is treated as made on the last day of the preceding month and a distribution made after the fifteenth day of a month is treated as made on the last day of the month.

(2) Alternative method for allocating Plan Year and "gap period" income. The Administrator may determine the allocable Income for the aggregate of the Plan Year and the "gap

period" by applying the alternative method provided by paragraph (b) above with respect to the entire period represented by the Plan Year and the "gap period", rather than just the Plan Year.

The Income allocable to Excess Aggregate Contributions resulting from the recharacterization of Elective Deferrals shall be determined and distributed as if such recharacterized Elective Deferrals had been distributed as Excess Contributions.

1.48 **"Investment Manager"** means any Fiduciary described in Act Section 3(38).

1.49 **"Key Employee"** means, for Plan Years beginning after December 31, 2001, an Employee as defined in Code Section 416(i) and the Regulations thereunder. Generally, any Employee or Former Employee (as well as each of the Employee's or Former Employee's Beneficiaries) is considered a Key Employee if the Employee or Former Employee, at any time during the Plan Year that contains the "determination date" is described in one of the following categories:

(a) an officer of the Employer (as that term is defined within the meaning of the Regulations under Code Section 416) having annual 415 Compensation greater than $130,000 (as adjusted under Code Section 416(i)(1) for Plan Years beginning after December 31, 2002).

(b) a "five percent owner" of the Employer. "Five percent owner" means any person who owns (or is considered as owning within the meaning of Code Section 318) more than five percent (5%) of the outstanding stock of the Employer or stock possessing more than five percent (5%) of the total combined voting power of all stock of the Employer or, in the case of an unincorporated business, any person who owns more than five percent (5%) of the capital or profits interest in the Employer. In determining percentage ownership hereunder, employers that would otherwise be aggregated under Code Sections 414(b), (c), (m) and (o) shall be treated as separate employers.

(c) a "one percent owner" of the Employer having an annual 415 Compensation from the Employer of more than $150,000. "One percent owner" means any person who owns (or is considered as owning within the meaning of Code Section 318) more than one percent (1%) of the outstanding stock of the Employer or stock possessing more than one percent (1%) of the total combined voting power of all stock of the Employer or, in the case of an unincorporated business, any person who owns more than one percent (1%) of the capital or profits interest in the Employer. In determining percentage ownership hereunder, employers that would otherwise be aggregated under Code Sections 414(b), (c), (m) and (o) shall be treated as separate employers. However, in determining whether an individual has 415 Compensation of more than $150,000, 415 Compensation from each employer required to be aggregated under Code Sections 414(b), (c), (m) and (o) shall be taken into account.

In determining percentage ownership hereunder, employers that would otherwise be aggregated under Code Sections 414(b), (c), (m) and (o) shall be treated as separate employers. In determining whether an individual has 415 Compensation of more than $150,000, 415 Compensation from each employer required to be aggregated under Code Sections 414(b), (c), (m) and (o) shall be taken into account.

1.50 **"Late Retirement Date"** means the first day of the month coinciding with or next following a Participant's actual Retirement Date after having reached Normal Retirement Date.

1.51 **"Leased Employee"** means any person (other than an Employee of the recipient Employer) who, pursuant to an agreement between the recipient Employer and any other person or entity ("leasing organization"), has performed services for the recipient (or for the recipient and related persons determined in accordance with Code Section 414(n)(6)) on a substantially full time basis for a period of at least one year, and such services are performed under primary direction or control by the recipient Employer. Contributions or benefits provided a Leased Employee by the leasing organization which are attributable to services performed for the recipient Employer shall be treated as provided by the recipient Employer. Furthermore, Compensation for a Leased Employee shall only include Compensation from the leasing organization that is attributable to services performed for the recipient Employer.

A Leased Employee shall not be considered an employee of the recipient Employer if: (a) such employee is covered by a money purchase pension plan providing: (1) a non-integrated employer contribution rate of at least ten percent (10%) of compensation, as defined in Code Section 415(c)(3), (2) immediate participation, and (3) full and immediate vesting; and (b) leased employees do not constitute more than twenty percent (20%) of the recipient Employer's nonhighly compensated work force.

1.52 **"Limitation Year"** means the Plan Year. However, the Employer may elect a different Limitation Year by amending the Plan. All qualified plans maintained by the Employer must use the same Limitation Year. Furthermore, unless there is a change to a new Limitation Year, the Limitation Year will be a twelve (12) consecutive month period. In the case of an initial Limitation Year, the Limitation Year will be the twelve (12) consecutive month period ending on the last day of the initial Plan Year. If the Limitation Year is amended to a different twelve (12) consecutive month period, the new Limitation Year must begin on a date within the Limitation Year in which the amendment is made.

1.53 **"Matching Contribution"** means any Employer contribution (including a contribution made at the Employer's discretion) to the Plan on account of a Participant's Elective Deferrals.

1.54 **"Matching Contribution Account"** means the separate account established and maintained by the Administrator for each Participant with respect to the Participant's total interest in the Plan resulting from Matching Contributions. However, if Matching Contributions are Qualified Matching Contributions, then such Qualified Matching Contributions shall be allocated to the Qualified Matching Contribution Account.

1.55 **"Nonhighly Compensated Employee/Participant"** means any Employee who is not a Highly Compensated Employee. However, for purposes of Section 4.5(a) and Section 4.7(a), if the prior year testing method is used, a Nonhighly Compensated Employee shall be determined using the definition of Highly Compensated Employee in effect for the preceding Plan Year. A Nonhighly Compensated Participant is a Participant who is not a Highly Compensated Employee.

A Participant is a Nonhighly Compensated Participant for a particular Plan Year if such Participant does not meet the definition of a Highly Compensated Employee in effect for that Plan Year.

1.56 **"Non-Key Employee"** means any Employee or Former Employee (and such Employee's or Former Employee's Beneficiaries) who is not a Key Employee.

1.57 **"Normal Retirement Age"** means the Participant's 65th birthday. A Participant shall become fully Vested in the Participant's Account upon attaining Normal Retirement Age (if the Participant is still employed by the Employer on or after that date).

1.58 **"Normal Retirement Date"** means the first day of the month coinciding with or next following the Participant's Normal Retirement Age.

1.59 **"1-Year Break in Service"** means a Period of Severance of at least 12 consecutive months.

1.60 **"Owner-Employee"** means a sole proprietor who owns the entire interest in the Employer or a partner (or member in the case of a limited liability company treated as a partnership or sole proprietorship for federal income tax purposes) who owns more than 10% of either the capital interest or the profits interest in the Employer and who receives income for personal services from the Employer.

1.61 **"Participant"** means any Employee or Former Employee who has satisfied the requirements of Sections 3.1 and 3.2 and entered the Plan and is eligible to accrue benefits under the Plan. In addition, the term "Participant" also includes any individual who was a Participant (as defined in the preceding sentence) and who must continue to be taken into account under a particular provision of the Plan (e.g., because the Participant has an Account balance in the Plan).

1.62 **"Participant Direction Procedures"** means such instructions, guidelines or policies, the terms of which are incorporated herein, as shall be established pursuant to Section 4.14 and observed by the Administrator and applied and provided to Participants who have Participant Directed Accounts.

1.63 **"Participating Employer"** means an Employer who adopts the Plan pursuant to Section 11.1.

1.64 **"Period of Service"** means each twelve (12) month period of service commencing with the Employee's first day of employment or reemployment with the Employer or Affiliated Employer and ending on the date a 1-Year Break in Service begins. The first day of employment or reemployment is the first day the Employee performs an Hour of Service. An Employee who incurs a Period of Severance of twelve (12) months or less will also receive service-spanning credit for all such Periods of Severance. Fractional periods of a year will be expressed in terms of days. A Participant's whole year Periods of Service is equal to the sum of all full and partial periods of service, whether or not such service is continuous or contiguous, and whether or not such service is actual service or imputed service (under the service-spanning rule above), expressed in the number of whole years represented by such sum.

Periods of Service with any Affiliated Employer shall be recognized. Furthermore, Periods of Service with any predecessor employer that maintained this Plan shall be recognized.

In the event the method of crediting service is amended from the elapsed-time method to the hours-of-service method, an Employee will receive credit for a Period of Service consisting of:

(a) A number of years equal to the number of Years of Service credited to the Employee before the computation period during which the amendment occurs; and

(b) The greater of (1) the Periods of Service that would be credited to the Employee under the hours-of-service method for service during the entire computation period in which the amendment occurs or (2) the service taken into account under the elapsed-time method as of the date of the amendment.

In addition, the Employee will receive credit for service subsequent to the amendment commencing on the day after the last day of the computation period in which the amendment occurs.

1.65 **"Period of Severance"** means a continuous period of time during which an Employee is not employed by the Employer. Such period begins on the date the Employee retires, quits or is discharged, or if earlier, the twelve (12) month anniversary of the date on which the Employee was otherwise first absent from service.

In the case of an individual who is absent from work for maternity or paternity reasons, the twelve (12) consecutive month period beginning on the first anniversary of the first day of such absence shall not constitute a 1-Year Break in Service. For purposes of this paragraph, an absence from work for maternity or paternity reasons means an absence (a) by reason of the pregnancy of the individual, (b) by reason of the birth of a child of the individual, (c) by reason of the placement of a child with the individual in connection with the adoption of such child by such individual, or (d) for purposes of caring for such child for a period beginning immediately following such birth or placement.

1.66 **"Plan"** means this instrument, including all amendments thereto.

1.67 **"Plan Year"** means the Plan's accounting year of twelve (12) months commencing on January 1 of each year and ending the following December 31.

1.68 **"Post-Severance Compensation"** means payments made within 2 1/2 months after severance from employment (within the meaning of Code Section 401(k)(2)(B)(i)(I)) if they are payments that, absent a severance from employment, would have been paid to the Employee while the Employee continued in employment with the Employer and are regular compensation for services during the Employee's regular working hours, compensation for services outside the Employee's regular working hours (such as overtime or shift differential), commissions, bonuses, or other similar compensation, and payments for accrued bona fide sick, vacation or other leave, but only if the Employee would have been able to use the leave if employment had continued. Any payments not described above are not considered compensation if paid after severance from employment, even if they are paid within 2 1/2 months following severance from employment, except for payments to an individual who does not currently perform services for the Employer by reason of qualified military service (within the meaning of Code Section 414(u)(1)) to the extent these payments do not exceed the amounts the individual would have received if the individual had continued to perform services for the Employer rather than entering qualified military service.

1.69 **"Qualified Matching Contribution"** means any Employer contribution (including a contribution made at the Employer's discretion) to the Plan on account of a Participant's Elective Deferrals that are designated as such pursuant to Sections 4.6 and 4.8.

1.70 **"Qualified Matching Contribution Account"** means the separate account established and maintained by the Administrator for each Participant with respect to the Participant's total interest in the Plan resulting from Qualified Matching Contributions. Amounts in the Qualified Matching Contribution Account are nonforfeitable when made and are subject to the distribution restrictions of Section 4.2(d).

1.71 **"Qualified Nonelective Contribution"** means any Employer contributions to the Plan that are designated as such pursuant to Sections 4.1(c), 4.6 and 4.8 or any other provision of the Plan. Qualified Nonelective Contributions may be used to satisfy the ADP Test or the ACP Test. All such contributions shall be allocated to the Qualified Nonelective Contribution Account, and shall be fully vested and subject to the restrictions on distributions from that Account.

1.72 **"Qualified Nonelective Contribution Account"** means the separate account established and maintained by the Administrator for each Participant with respect to the Participant's total interest in the Plan resulting from Qualified Nonelective Contributions. Amounts in the Qualified Nonelective Contribution Account are nonforfeitable when made and are subject to the distribution restrictions of Section 4.2(d).

1.73 **"Qualified Voluntary Employee Contribution Account"** means the separate account established and maintained by the Administrator for each Participant with respect to the Participant's total interest in the Plan resulting from a Participant's tax deductible qualified voluntary employee contributions that were made pursuant to Section 4.15.

1.74 **"Regulation"** means the Income Tax Regulations as promulgated by the Secretary of the Treasury or a delegate of the Secretary of the Treasury, and as amended from time to time.

1.75 **"Retirement Date"** means the date as of which a Participant retires for reasons other than Disability, whether such retirement occurs on a Participant's Normal Retirement Date, Early or Late Retirement Date.

1.76 **"Rollover Account"** means the separate account established and maintained by the Administrator for each Participant with respect to such Participant's interest in the Plan resulting from amounts that are rolled over from another plan or Individual Retirement Account in accordance with Section 4.12. Amounts in the Rollover Account are nonforfeitable when made.

A separate accounting shall be maintained with respect to any portion of the Rollover Account that is attributable to voluntary after-tax employee contributions.

1.77 **"Self-Employed Individual"** means an individual, other than an independent contractor, who has Earned Income for the taxable year from the trade or business for which the Plan is established, and, also, an individual who would have had Earned Income but for the fact that the trade or business had no net profits for the taxable year. A Self-Employed Individual shall be treated as an Employee.

1.78 **"Shareholder-Employee"** means a Participant who owns more than five percent (5%) of the Employer's outstanding capital stock during any year in which the Employer elected to be taxed as a Small Business Corporation under the applicable Code Section.

1.79 **"Spouse"** means one recognized as a husband or wife as determined under the state law of the individual's residence, including, common law spouses (to the extent recognized under the state law of residence).

1.80 **"Terminated Participant"** means a person who has been a Participant, but whose employment has been terminated other than by death, Disability or retirement.

1.81 **"Top-Heavy Plan"** means a plan described in Section 9.1(a).

1.82 **"Top-Heavy Plan Year"** means a Plan Year during which the Plan is a Top-Heavy Plan.

1.83 **"Top-Paid Group"** means the top-paid group as determined pursuant to Code Section 414(q) and the Regulations thereunder and generally means the top twenty percent (20%) of Employees who performed services for the Employer during the applicable year, ranked according to the amount of 415 Compensation received from the Employer during such year. All Affiliated Employers shall be taken into account as a single employer, and Leased Employees shall be treated as Employees if required pursuant to Code Section 414(n) or (o). Employees who are nonresident aliens who received no earned income (within the meaning of Code Section 911(d)(2)) from the Employer constituting United States source income within the meaning of Code Section 861(a)(3) shall not be treated as Employees. Furthermore, for the purpose of determining the number of Employees in any year, the following additional Employees may also be excluded, however, such Employees shall still be considered for the purpose of identifying the particular Employees in the Top-Paid Group:

(a) Employees with less than six (6) months of service;

(b) Employees who normally work less than 17 1/2 hours per week;

(c) Employees who normally work less than six (6) months during a year; and

(d) Employees who have not yet attained age twenty-one (21).

In addition, if ninety percent (90%) or more of the Employees of the Employer are covered under agreements the Secretary of Labor finds to be collective bargaining agreements between Employee representatives and the Employer, and the Plan covers only Employees who are not covered under such agreements, then Employees covered by such agreements shall be excluded from both the total number of active Employees as well as from the identification of particular Employees in the Top-Paid Group.

The foregoing exclusions set forth in this Section shall be applied on a uniform and consistent basis for all purposes for which the Code Section 414(q) definition is applicable. Furthermore, in applying such exclusions, the Employer may substitute any lesser service, hours or age.

1.84 **"Total Vested Benefit"** means the total Participant's Vested Account balances derived from Employer and Employee contributions, including rollover contributions, whether Vested before or upon death.

1.85 **"Transfer Account"** means the separate account established and maintained by the Administrator for each Participant with respect to the Participant's total interest in the Plan resulting from amounts transferred to this Plan from a direct plan-to-plan transfer in accordance with Section 4.11. To the extent that the Plan is a direct or indirect transferee of a defined benefit or defined contribution pension plan, then the funds transferred to this Plan from such other plan shall be treated as funds that are subject to a life annuity form of payment as well as the survivor annuity requirements of Code Sections 401(a)(11) and 417 (and are part of the Participant's Qualified Pre-Retirement Survivor Annuity Account). The preceding sentence does not apply to amounts rolled over into a Participant's Rollover Account, even if from a pension plan.

1.86 **"Trustee"** means the person or entity named as trustee herein or in any separate trust forming a part of this Plan, and any successors, effective upon the written acceptance of such person or entity to serve as Trustee.

1.87 **"Trust Fund"** means the assets of the Plan and Trust as the same shall exist from time to time.

1.88 **"Valuation Date"** means the Anniversary Date and may include any other date or dates deemed necessary or appropriate by the Administrator for the valuation of the Participants' Accounts during the Plan Year, which may include any day that the Trustee, any transfer agent appointed by the Trustee or the Employer or any stock exchange used by such agent, is open for business. Nothing in this Plan requires or implies a uniform Valuation Date for all Accounts; thus certain valuation provisions that apply to an Account that is not valued on each business day will have no application, in operation, to an Account that is valued on each business day.

1.89 **"Vested"** means the nonforfeitable portion of any account maintained on behalf of a Participant.

ARTICLE II
ADMINISTRATION

2.1 POWERS AND RESPONSIBILITIES OF THE EMPLOYER

(a) **Appointment of Trustee and Administrator.** In addition to the general powers and responsibilities otherwise provided for in this Plan, the Compensation Committee of the Board of Directors of Valmont Industries, Inc. ("Compensation Committee") shall be empowered to appoint and remove the Trustee and the Administrator from time to time as it deems necessary for the proper administration of the Plan to ensure that the Plan is being operated for the exclusive benefit of the Participants and their Beneficiaries in accordance with the terms of the Act, the Plan and the Code.

(b) **Appointment of Investment Manager.** The Administrator may appoint, at its option, an Investment Manager (qualified under the Investment Company Act of 1940 as amended), investment adviser, or other agent to provide investment direction to the Trustee with respect to any or all of the Plan assets. Such appointment shall be given by the Administrator in writing and shall specifically identify the Plan assets with respect to which the Investment Manager or other agent shall have authority to direct the investment.

(c) **Funding Policy and Method.** The Administrator shall establish a funding policy and method, i.e., it shall determine whether the Plan has a short run need for liquidity (e.g., to pay benefits) or whether liquidity is a long run goal and investment growth (and stability of same) is a more current need, or shall appoint a qualified person to do so. The Administrator or its delegate shall communicate such needs and goals to the Trustee, who shall coordinate such Plan needs with its investment policy. The communication of such a funding policy and method shall not, however, constitute a directive to the Trustee as to the investment of the Trust Funds. Such funding policy and method shall be consistent with the objectives of this Plan and with the requirements of Title I of the Act.

(d) **Review of Fiduciary Performance.** The Administrator shall periodically review the performance of any Fiduciary or other person to whom duties have been delegated or allocated by it under the provisions of this Plan or pursuant to procedures established hereunder. This requirement may be satisfied by formal periodic review by the Administrator or by a qualified person specifically designated by the Administrator, through day-to-day conduct and evaluation, or through other appropriate ways.

(e) **Settlor Functions.** The Employer, or its designee, shall perform the Settlor functions with respect to the Plan. Settlor functions include, but are not limited to, design decisions concerning the Plan, the benefits to be provided, the classes of employees to be included or excluded, and the amendment and termination of the Plan. If the Administrator, Compensation Committee, or other group or individual make these decisions, the decision is a design decision, not a fiduciary decision.

2.2 DESIGNATION OF ADMINISTRATIVE AUTHORITY

Any person, including, but not limited to, the Employees of the Employer, shall be eligible to serve as an Administrator. Any person so appointed shall signify acceptance by filing written acceptance with the Employer. An Administrator may resign by delivering a written resignation to the Employer or be removed by the Compensation Committee by delivery of written notice of removal, to take effect at a date specified therein, or upon delivery to the Administrator if no date is specified.

If at any time there is no appointed Administrator, then the Employer shall be the Administrator.

2.3 POWERS AND DUTIES OF THE ADMINISTRATOR

The primary responsibility of the Administrator is to administer the Plan for the exclusive benefit of the Participants and their Beneficiaries, subject to the specific terms of the Plan. The Administrator shall administer the Plan in accordance with its terms and shall have the power and discretion to construe the terms of the Plan and to determine all questions arising in connection with the administration, interpretation, and application of the Plan. Benefits under this Plan will be paid only if the Administrator decides in its discretion that the applicant is entitled to them. Any such determination by the Administrator shall be conclusive and binding upon all persons. The Administrator may establish procedures, correct any defect, supply any information, or reconcile any inconsistency in such manner and to such extent as shall be deemed necessary or advisable to carry out the purpose of the Plan; provided, however, that any procedure, discretionary act, interpretation or construction shall be done in a nondiscriminatory manner based upon uniform principles consistently applied and shall be consistent with the intent that the Plan shall continue to be deemed a qualified plan under the terms of Code Section 401(a), and shall comply with the terms of the Act and all regulations issued pursuant thereto. The Administrator shall have all powers necessary or appropriate to accomplish the Administrator's duties under the Plan.

The Administrator shall be charged with the duties of the general administration of the Plan as set forth under the terms of the Plan, including, but not limited to, the following:

(a) the discretion to determine all questions relating to the eligibility of Employees to participate or remain a Participant hereunder and to receive benefits under the Plan;

(b) the authority to review and settle all claims against the Plan, including claims where the settlement amount cannot be calculated or is not calculated in accordance with the Plan's benefit formula. This authority specifically permits the Administrator to settle disputed claims for benefits and any other disputed claims made against the Plan;

(c) to compute, certify, and direct the Trustee with respect to the amount and the kind of benefits to which any Participant shall be entitled hereunder;

(d) to authorize and direct the Trustee with respect to all discretionary or otherwise directed disbursements from the Trust;

(e) to maintain all necessary records for the administration of the Plan;

(f) to interpret the provisions of the Plan and to make and publish such rules for regulation of the Plan as are consistent with the terms hereof;

(g) to determine the size and type of any Contract to be purchased from any insurer, and to designate the insurer from which such Contract shall be purchased;

(h) to compute and certify to the Employer and to the Trustee from time to time the sums of money necessary or desirable to be contributed to the Plan;

(i) to consult with the Employer and the Trustee regarding the short and long-term liquidity needs of the Plan in order that the Trustee can exercise any investment discretion (if the Trustee has such discretion) in a manner designed to accomplish specific objectives;

(j) to prepare and implement a procedure for notifying Participants and Beneficiaries of their rights, if any, to elect joint and survivor annuities and Pre-Retirement Survivor Annuities as required by the Code and Regulations thereunder;

(k) to prepare and implement a procedure to notify Eligible Employees that they may elect to have a portion of their Compensation deferred or paid to them in cash;

(l) to act as the named Fiduciary responsible for communications with Participants as needed to maintain Plan compliance with Act Section 404(c), including, but not limited to, the receipt and transmitting of Participant's directions as to the investment of their account(s) under the Plan and the formulation of policies, rules, and procedures pursuant to which Participants may give investment instructions with respect to the investment of their accounts;

(m) to determine the validity of, and take appropriate action with respect to, any qualified domestic relations order received by it;

(n) to assist any Participant regarding the Participant's rights, benefits, or elections available under the Plan;

(o) to appoint and remove the Trustee from time-to-time as it deems necessary for the proper administration of the Plan;

(p) to appoint and remove Investment Managers; and

(q) to establish a funding policy and method consistent with the objectives of the Plan and within the requirements of Title I of the Act.

2.4 RECORDS AND REPORTS

The Administrator shall keep a record of all actions taken and shall keep all other books of account, records, policies, and other data that may be necessary for proper administration of the Plan and shall be responsible for supplying all information and reports to the Internal Revenue Service, Department of Labor, Participants, Beneficiaries and others as required by law.

2.5 APPOINTMENT OF ADVISERS

The Administrator, or the Trustee with the consent of the Administrator, may appoint counsel, specialists, advisers, agents (including nonfiduciary agents) and other persons as the Administrator or the Trustee deems necessary or desirable in connection with the administration of this Plan, including but not limited to agents and advisers to assist with the administration and management of the Plan, and thereby to provide, among such other duties as the Administrator may appoint, assistance with maintaining Plan records and the providing of investment information to the Plan's investment fiduciaries and to Plan Participants.

2.6 INFORMATION FROM EMPLOYER

The Employer shall supply full and timely information to the Administrator on all pertinent facts as the Administrator may require in order to perform its function hereunder and the Administrator shall advise the Trustee of such of the foregoing facts as may be pertinent to the Trustee's duties under the Plan. The Administrator may rely upon such information as is supplied by the Employer and shall have no duty or responsibility to verify such information.

2.7 PAYMENT OF EXPENSES

All reasonable expenses of administration may be paid out of the Plan assets unless paid by the Employer. Such expenses shall include any expenses incident to the functioning of the Administrator, or any person or persons retained or appointed by any named Fiduciary incident to the exercise of their duties under the Plan, including, but not limited to, fees of accountants, counsel, Investment Managers, agents (including nonfiduciary agents) appointed for the purpose of assisting the Administrator or the Trustee in carrying out the instructions of Participants as to the directed investment of their accounts (if permitted) and other specialists and their agents, the costs of any bonds required pursuant to Act Section 412, and other costs of administering the Plan. Until paid, the expenses shall constitute a liability of the Trust Fund. In addition, unless specifically prohibited under statute, regulation or other guidance of general applicability, the Administrator may charge to the Account of an individual Participant a reasonable charge to offset the costs, fees and expenses of making participant loans (including fees, costs and expense incurred in enforcing a participant loan, in bankruptcy or otherwise), hardship withdrawals, a distribution to the Participant, Beneficiary, or alternate payee under a qualified domestic relations order, as defined in Code Section 414(p). Such costs and expenses shall include attorneys' fees and costs. Costs and expenses with respect to a qualified domestic relations order shall be charged pro rata (as reasonably determined by the Administrator) between the Participant's and Alternate Payee's interests in the Plan. If liquid assets of the Plan are insufficient to cover the fees of the Trustee or the Plan Administrator, then Plan assets shall be liquidated to the extent necessary for such fees. In the event any part of the Plan assets becomes subject to tax, all taxes incurred will be paid from the Plan assets. Until paid, the expenses shall constitute a liability of the Trust Fund.

2.8 MAJORITY ACTIONS

Except where there has been an allocation and delegation of administrative authority pursuant to Section 2.3, if there is more than one Administrator, then they shall act by a majority of their number, but may authorize one or more of them to sign all papers on their behalf. Alternatively, the Administrators may allocate authority amongst themselves in a written document signed by all Administrators.

2.9 CLAIMS PROCEDURE

Claims for benefits under the Plan may be filed in writing with the Administrator. Written notice of the disposition of a claim shall be furnished to the claimant within ninety (90) days (45 days if the claim involves disability benefits) after the application is filed, or such period as is required by applicable law or Department of Labor regulation. In the event the claim is denied, the reasons for the denial shall be specifically set forth in the notice in language calculated to be understood by the claimant, pertinent provisions of the Plan shall be cited, and, where appropriate, an explanation as to how the claimant can perfect the claim will be provided. In addition, the claimant shall be furnished with an explanation of the Plan's claims review procedure.

2.10 CLAIMS REVIEW PROCEDURE

Any Employee, Former Employee, or Beneficiary of either, who has been denied a benefit by a decision of the Administrator pursuant to Section 2.10 shall be entitled to request the Administrator to give further consideration to a claim by filing with the Administrator a written request for a hearing. Such request, together with a written statement of the reasons why the claimant believes the claim should be allowed, shall be filed with the Administrator no later than sixty (60) days (45 days if the claim involves disability benefits) after receipt of the written notification provided for in Section 2.10. The Administrator shall then conduct a hearing within the next 60 days (45 days if the claim involves disability benefits), at which the claimant may be represented by an attorney or any other representative of such claimant's choosing and expense and at which the claimant shall have an opportunity to submit written and oral evidence and arguments in support of the claim. At the hearing the claimant or the claimant's representative shall have an opportunity to review all documents in the possession of the Administrator which are pertinent to the claim at issue and its disallowance. A final decision as to the allowance of the claim shall be made by the Administrator within sixty (60) days (45 days if the claim involves disability benefits) of receipt of the appeal (unless there has been an extension of sixty (60) days (45 days if the claim involves disability benefits) due to special circumstances, provided the delay and the special circumstances occasioning it are communicated to the claimant within the 60-day period (45 days if the claim involves disability benefits)). Such communication shall be written in a manner calculated to be understood by the claimant and shall include specific reasons for the decision and specific references to the pertinent Plan provisions on which the decision is based. Notwithstanding the preceding, to the extent any of the time periods specified in this Section are amended by law or Department of Labor regulation, then the time frames specified herein shall automatically be changed in accordance with such law or regulation.

If the Administrator, pursuant to the claims review procedure, makes a final written determination denying a Participant's or Beneficiary's benefit claim, then in order to preserve the claim, the Participant or Beneficiary must file an action with respect to the denied claim not later than one hundred eighty (180) days following the date of the Administrator's final determination.

ARTICLE III
ELIGIBILITY

3.1 CONDITIONS OF ELIGIBILITY

For all Plan purposes, an Eligible Employee who has completed 90 days shall be eligible to participate hereunder as of the date such Employee has satisfied such requirements. However, any Employee who was a Participant in the Plan prior to the effective date of this amendment and restatement shall continue to participate in the Plan.

3.2 EFFECTIVE DATE OF PARTICIPATION

(a) **Effective Date of Participation.** An Eligible Employee shall become a Participant effective as of the first day of the month coinciding with or next following the date on which such Employee met the eligibility requirements of Section 3.1, provided said Employee was still employed as of such date (or if not employed on such date, as of the first day of the month coincident with or next following the date of rehire if a 1-Year Break in Service has not occurred or, if later, the date that the Employee would have otherwise entered the Plan had the Employee not terminated employment).

(b) **Ineligible to Eligible Classification.** If an Employee, who has satisfied the Plan's eligibility requirements and would otherwise have become a Participant in the Plan, shall go from a classification of an ineligible Employee to an Eligible Employee, such Employee shall become a Participant in the Plan on the first day of the month coincident with or next following the date such Employee becomes an Eligible Employee or, if later, the date that the Employee would have otherwise entered the Plan had the Employee always been an Eligible Employee.

(c) **Eligible to Ineligible Classification.** If an Employee, who has satisfied the Plan's eligibility requirements and would otherwise become a Participant in the Plan, shall go from a classification of an Eligible Employee to an ineligible class of Employees, such Employee shall become a Participant in the Plan on the date such Employee again becomes an Eligible Employee, or, if later, the date that the Employee would have otherwise entered the Plan had the Employee always been an Eligible Employee.

3.3 DETERMINATION OF ELIGIBILITY

The Administrator shall determine the eligibility of each Employee for participation in the Plan based upon information furnished by the Employer. Such determination shall be conclusive and binding upon all persons, as long as the same is made pursuant to the Plan and the Act. Such determination shall be subject to review pursuant to Section 2.10.

3.4 TERMINATION OF ELIGIBILITY

In the event a Participant shall go from a classification of an Eligible Employee to an ineligible Employee with respect to the Plan, then such Participant shall continue to Vest in the Plan for each Period of Service completed while an ineligible Employee, until such time as the Participant's Account is forfeited or distributed pursuant to the terms of the Plan. Additionally, the Participant's interest in the Plan shall continue to share in the earnings of the Trust Fund.

3.5 REHIRED EMPLOYEES

(a) **Years of Service.** If any Employee becomes a Former Employee due to severance from employment with the Employer, then the Former Employee's prior service shall count in the same manner as if severance from employment with the Employer had not occurred. If any Participant ceases to be a Participant due to severance from employment with the Employer and is reemployed by the Employer, then the Participant shall resume participation (in the same manner as if severance from employment with the Employer had not occurred) as of the reemployment date.

(b) **Buyback Provisions.** If any Participant severs employment with the Employer and is reemployed by the Employer, and such Participant had received a distribution of the entire Vested interest prior to reemployment, then the forfeited account shall be reinstated only if the Participant repays the full amount which had been distributed. In the event the Participant does repay the full amount distributed, the undistributed forfeited portion of the Participant's Account must be restored in full, unadjusted by any gains or losses occurring subsequent to the Valuation Date preceding the distribution. The source for such reinstatement may be Forfeitures occurring during the Plan Year. If such source is insufficient, then the Employer will contribute an amount which is sufficient to restore any such forfeited Accounts.

3.6 OWNER-EMPLOYEE LIMITATION

If this Plan provides contributions or benefits for one or more Owner-Employees, the contributions on behalf of any Owner-Employee shall be made only with respect to the Earned Income for such Owner-Employee which is derived from the trade or business with respect to which such Plan is established.

3.7 OMISSION OF ELIGIBLE EMPLOYEE; INCLUSION OF INELIGIBLE EMPLOYEE

If, in any Plan Year, any Employee who should be included as a Participant in the Plan is erroneously omitted and discovery of such omission is not made until after a contribution by the Employer for the year has been made and allocated, or any person who should not have been included as a Participant in the Plan is erroneously included, then the Employer shall apply the principles described by, and take corrective actions consistent with, the IRS Employee Plans Compliance Resolution System.

ARTICLE IV
CONTRIBUTION AND ALLOCATION

4.1 FORMULA FOR DETERMINING EMPLOYER CONTRIBUTION

For each Plan Year, the Employer shall contribute to the Plan:

(a) **Salary Reductions**. The amount that all Participants' Compensation was reduced pursuant to Section 4.2(a), which amount shall be Elective Deferrals.

(b) **Matching Contributions**. On behalf of each Participant who is eligible to share in Matching Contributions for the Plan Year, a Matching Contribution equal to 75% of each such Participant's Elective Deferrals. Except, however, in applying the matching percentage, only salary reductions up to 6% of Compensation may be considered. Matching Contributions shall be determined and any Compensation or dollar limitation used in determining such Matching Contributions shall be based on the Plan Year. A true-up contribution will be made each calendar quarter to reflect that the dollar limit is on an annual basis; provided, however, a Participant must be employed on the day of the true-up to receive the true-up contribution. Notwithstanding the preceding and in lieu of any other matching contributions, Eligible Employees at Calwest Galvanizing, subject to a collective bargaining agreement, shall receive a matching contribution equal to 50% of the Participant's Elective Deferrals (up to 6%) and Eligible Employees at Empire Galvanizing, subject to a collective bargaining agreement, shall receive a matching contribution equal to 25% of the Participant's Elective Deferrals (up to 6%) (rather than the 75% match described above). Subsequent to February 28, 2009, the 25% match for such Empire Galvanizing Employees shall be a 50% match. Catch-Up Contributions shall be subject to the Matching Contribution.

(c) **Qualified Nonelective Contribution**. On behalf of each Participant who is eligible to share in the Qualified Nonelective Contribution for the Plan Year, a discretionary Qualified Nonelective Contribution equal to a uniform percentage of each eligible individual's Compensation or 415 Compensation. Such Qualified Nonelective Contribution shall be allocated to the Qualified Nonelective Contribution Account.

(d) **Top-Heavy Contribution**. Additionally, to the extent necessary, the Employer shall contribute to the Plan the amount necessary to provide the top-heavy minimum contribution.

(e) **Form of Contribution**. All contributions by the Employer shall be made in cash or in such property as is acceptable to the Trustee.

4.2 PARTICIPANT'S SALARY REDUCTION ELECTION

(a) **Deferral Elections**. Each Participant may elect to defer from 1% to 50% of Compensation which would have been received in the Plan Year, but for the deferral election. A deferral election (or modification of an earlier election) may not be made with respect to Compensation which is currently available on or before the date the Participant executed such election. For purposes of this Section, Compensation shall be determined prior to any reductions made pursuant to Code Sections 125, 132(f)(4), 402(e)(3), 402(h)(1)(B), 403(b) or 457(b), and employee contributions described in Code Section 414(h)(2) that are treated as Employer contributions. For purposes of this Section, the annual dollar limitation of Code Section 401(a)(17) ($200,000 as adjusted) shall not apply except that the Administrator may elect to apply such limit as part of the deferral election procedures established hereunder.

Automatic Deferral Election Procedures. Effective January 1, 2005, in the event of a newly Eligible Employee who fails to make an affirmative deferral election, such Participant shall be deemed to have made a pre-tax deferral election equal to 3% of Compensation per payroll period. The amount described in the first sentence shall be increased as of the first day of each anniversary of the initial eligibility by 1% of Compensation per year up to a maximum of 6%.

The amount that is deferred by a Participant shall be subject to the limitations of this Section, shall be an Elective Deferral, and shall be held for such Participant in the Elective Deferral Account.

The Plan is intended to provide an Eligible Automatic Contribution Arrangement as defined in Code § 414(w). The Plan shall be so interpreted and administered, and the withdrawal provisions of Code § 414(w) shall apply notwithstanding any other provisions of the Plan.

(b) **Catch-Up Contributions.** Notwithstanding anything in the Plan to the contrary, effective January 1, 2002, each Catch-Up Eligible Participant shall be eligible to make Catch-Up Contributions during the Participant's taxable year in accordance with, and subject to the limitations of, Code Section 414(v). Such Catch-Up Contributions are not subject to the limits on Annual Additions under Code Section 415(c), are not counted in the ADP Test of Section 4.5(a), are not counted in determining the minimum allocation required in a Top-Heavy Plan during a Top-Heavy Plan Year under Code Section 416 (but Catch-Up Contributions made in prior years are counted in determining whether the Plan is a Top-Heavy Plan), and are not taken into account under the limit on Elective Deferrals under Code Section 402(g). Catch-Up Contributions may be a dollar amount or a percentage of Compensation for each payroll period not to exceed the applicable dollar limit under Code Section 414(v), pursuant to procedures established by the Administrator. The Plan shall not be treated as failing to satisfy the provisions of the Plan implementing the requirements of Code Section 401(k)(3), 416 or 410(b), as applicable, by reason of the making of such Catch-Up Contributions.

(c) **Full Vesting.** Each Participant's Elective Deferral Account shall be fully Vested at all times and shall not be subject to Forfeiture for any reason.

(d) **Distribution Restrictions.** Notwithstanding anything in the Plan to the contrary, effective with respect to distributions and transactions made after December 31, 2001, amounts (including any offset of loans) held in the Participant's Elective Deferral Account may not be distributed except as authorized by other provisions of this Plan, but in no event may such amounts be distributed earlier than:

(1) a Participant's death, disability or other severance of employment;

(2) a Participant's attainment of age 65;

(3) effective beginning with the first Plan Year beginning in 2006, the termination of the Plan without the existence at the time of Plan termination of an alternative defined contribution plan or the establishment of an alternative defined contribution plan by the Employer or an Affiliated Employer within the period ending twelve months after distribution of all assets from the Plan maintained by the Employer. For this purpose, a defined contribution plan is not treated as an alternative defined contribution plan if the plan is an employee stock ownership plan (as defined in Code Section 4975(e)(7) or 409(a)), a simplified employee pension plan (as defined in Code Section 408(k)), a SIMPLE IRA plan (as defined in Code Section 408(p)), a plan or contract that satisfies the requirements of Code Section 403(b), or a plan that is described in Code Sections 457(b) or 457(f). Furthermore, if at all times during the 24-month period beginning 12 months before the date of the Plan's termination, fewer than 2% of the Participants in the Plan as of the date of Plan termination are eligible under the other defined contribution plan, then the other defined contribution plan is not an alternative defined contribution plan. Distributions from the terminating Plan may only be made in lump sum distributions, pursuant to and defined in Regulation 1.401(k)-1(d)(4)(ii);

(4) the proven financial hardship of a Participant, subject to the limitations of Section 6.12.

(e) **Suspension Due to Hardship.** In the event a Participant has received a hardship distribution, on or after December 31, 2001 pursuant to Regulation 1.401(k)-1(d)(2)(iv)(B) from this Plan or any other plan maintained by the Employer, then such Participant shall not be permitted to elect to have Elective Deferrals contributed to the Plan for a period of six months following the receipt of the distribution.

(f) **Deferrals Limited to Code Section 402(g) Dollar Limit.** A Participant's "elective deferrals" made under this Plan and all other plans, contracts or arrangements of the Employer maintaining this Plan during any calendar year shall not exceed the dollar limitation. For this purpose, "elective deferrals" means, with respect to a calendar year, the sum of all Employer contributions made on behalf of such Participant pursuant to an election to defer under any qualified cash or deferred arrangement as described in Code Section 401(k), any salary reduction simplified employee pension (as defined in Code Section 408(k)(6)), any SIMPLE IRA plan described in Code Section 408(p), any eligible deferred compensation plan under Code Section 457, any plans described under Code Section 501(c)(18), and any Employer contributions made on the behalf of a Participant for the purchase of an annuity contract under Code Section 403(b) pursuant to a salary reduction agreement. "Elective deferrals" shall not include any deferrals properly distributed as excess "Annual Additions" pursuant to Section 4.9. "Dollar limitation" shall mean the dollar limitation contained in Code Section 402(g) in effect for the Participant's taxable year beginning in such calendar year. In the case of a participant aged 50 and over by the end of the taxable year, the "dollar limitation" described in the preceding sentence shall be adjusted to include the amount of Elective Deferrals that may be treated as Catch-Up Contributions. The "dollar limitation" contained in Code Section 402(g) is $10,400 for taxable years beginning in 2000 and 2001, increasing to $11,000 for taxable years beginning in 2002 and increasing by $1,000 for each year thereafter up to $15,000 for taxable years beginning in 2006 and later years. After 2006 the $15,000 limit will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code Section 402(g)(4). Any such adjustments will be in multiples of $500.

(g) **Assigning Excess Deferrals to this Plan.** If a Participant's Elective Deferrals under this Plan together with any elective deferrals (as defined in Regulation 1.402(g)-1(b)) under another qualified cash or deferred arrangement (as described in Code Section 401(k)), a simplified employee pension (as described in Code Section 408(k)(6)), a simpfe individual retirement account plan (as described in Code Section 408(p)), a salary reduction arrangement (within the meaning of Code Section 3121(a)(5)(D)), or a trust described in Code Section 501(c)(18) cumulatively exceed the "dollar limitation" described in the subsection 4.2(f) of this Section, for such Participant's taxable year, then the Participant may assign to this Plan any Excess Deferrals made during a taxable year of the Participant by notifying the Administrator in writing on or before March 1 following the close of the Participant's taxable year, of the amount of the Excess Deferrals to be assigned to the Plan. A Participant shall be deemed to notify the Administrator of any Excess Deferrals that arise by taking into account only those Elective Deferrals made to this Plan and any other plan, contract, or arrangement of the Employer.

Notwithstanding any other provision of the Plan to the contrary, the Administrator may direct the Trustee to distribute such Excess Deferrals, plus any Income allocable to such Excess Deferrals, to the Participant not later than the first April 15th following the close of the Participant's taxable year. Such a distribution may be made to a Participant to whose account Excess Deferrals were assigned for the preceding year or/and who claims Excess Deferrals for such taxable year or calendar year. Any distribution of less than the entire amount of Excess Deferrals and Income shall be treated as a pro rata distribution of Excess Deferrals and Income. The amount of the distribution shall not exceed the Participant's Elective Deferrals under the Plan for the taxable year (and any Income allocable to such Excess Deferrals). If a distribution of Excess Deferrals is to be made on or before the last day of the Participant's taxable year, then each of the following conditions must be satisfied:

(1) the distribution must be made after the date on which the Plan received the Excess Deferrals;

(2) the Participant shall designate the distribution as Excess Deferrals; and

(3) the Plan must designate the distribution as a distribution of Excess Deferrals.

Any distribution made pursuant to this Section shall be made first from unmatched Elective Deferrals and, thereafter, from Elective Deferrals which are matched.

Matching Contributions that relate to Excess Deferrals which are distributed pursuant to this Section 4.2(g) shall be treated as a Forfeiture.

(h) **Coordination with ADP Test.** Notwithstanding Section 4.2(g) above, a Participant's Excess Deferrals shall be reduced, but not below zero, by any distribution and/or recharacterization of Excess Contributions pursuant to Section 4.6 for the Plan Year beginning with or within the taxable year of the Participant.

(i) **No Conditions to Receive Elective Deferrals.** Notwithstanding anything herein to the contrary, Participants who terminate employment for any reason during the Plan Year shall receive their Elective Deferrals made for the year of termination.

(j) **Procedures to Implement Deferral Elections.** The Administrator may adopt a procedure to implement the salary reduction elections provided for herein. If such procedure is adopted, then the procedure shall include (and shall not be limited to) the following:

(1) If the Participant fails to make a salary deferral election, or an election to receive cash in lieu of a salary deferral election, then such Participant may thereafter make an election in accordance with the rules governing modifications. The Participant shall make such an election by entering into a salary reduction agreement and filing such agreement with the Administrator. Such election shall be effective beginning with the pay period following the acceptance of the salary reduction agreement by the Administrator (or as soon thereafter as practical), shall not have retroactive effect and shall remain in force until revoked.

(2) A Participant may modify or revoke a prior salary deferral election at any time during the Plan Year and concurrently make a new election by filing a notice with the Administrator (in accordance with procedures established by the Administrator) within a reasonable time before the pay period for which such modification or revocation is to be effective. Any modification or revocation shall be implemented as soon as practical after being accepted by the Administrator, shall not have retroactive effect and shall remain in force until revoked.

(3) Any notices or required actions under this subsection may be provided or made in accordance with Section 10.14.

4.3 TIME OF PAYMENT OF EMPLOYER CONTRIBUTION

Unless otherwise provided by contract or law, the Employer may make its contribution to the Plan for a particular Plan Year at such time as the Employer, in its sole discretion, determines. If the Employer makes a contribution for a particular Plan Year after the close of that Plan Year, then the Employer will designate to the Administrator the Plan Year for which the Employer is making its contribution.

4.4 ALLOCATION OF CONTRIBUTION AND USAGE OF FORFEITURES AND EARNINGS

(a) **Separate Accounting.** The Administrator shall establish and maintain an account in the name of each Participant to which the Administrator shall credit as of each Anniversary Date, or other Valuation Date, all amounts allocated to a particular Account of each such Participant as set forth herein.

(b) **Allocation of Contributions.** The Employer shall provide the Administrator with all information required by the Administrator to make a proper allocation of the Employer contributions for each Plan Year. Within a reasonable period of time after the date of receipt by the Administrator of such information, the Administrator shall allocate such contribution as follows:

(1) **Elective Deferrals.** With respect to the Elective Deferrals made pursuant to Section 4.1(a), to each Participant's Elective Deferral Account.

(2) **Matching Contributions.** With respect to the Matching Contribution made pursuant to Section 4.1(b), to each Participant's Matching Contribution Account in accordance with Section 4.1(b). Any Participant employed during the Plan Year shall be eligible to share in the Matching Contribution for the Plan Year.

(3) **Qualified Nonelective Contributions.** With respect to the Qualified Nonelective Contribution made pursuant to Section 4.1(c), to each Participant's Qualified Nonelective Contribution Account in accordance with Section 4.1(c).

The Employer may limit such Qualified Nonelective Contributions only to Participants who are Nonhighly Compensated Employees and/or Non-Key Employees. In addition, the Employer may condition such Qualified Nonelective Contributions only to Participants who have completed a Period of Service (or portion thereof) during the Plan Year and/or who are employed on the last day of the Plan Year. Notwithstanding anything in this subsection to the contrary, if this Plan becomes a Top-Heavy Plan, then any top-heavy minimum required allocation that is required pursuant to Section 4.4(g) and that is not satisfied with Matching Contributions shall be made to each Non-Key Employee's Qualified Nonelective Contribution Account.

(c) **Usage of Forfeitures.** As of each calendar quarter, any Forfeitures shall be used to (1) reduce Employer contributions, (2) reinstate previously forfeited balances, and (3) pay proper plan expenses, in that order. However, if the usage of Forfeitures provided herein causes the Annual Additions to any Participant's Account to exceed the maximum permissible amount allowable by Code Section 415, then the excess Annual Additions shall be reallocated in accordance with Section 4.10.

(d) **Minimum Required Allocation to Those Not Otherwise Eligible to Share.** For any Top-Heavy Plan Year, Employees not otherwise eligible to share in the allocation of contributions and Forfeitures as provided above, shall receive the minimum required allocation of Section 4.4(g) if eligible pursuant to the provisions of Section 4.4(j).

(e) **Allocation of Earnings.** As of each Valuation Date, before the current valuation period allocation of Employer contributions and Forfeitures, any earnings or losses (net appreciation or net depreciation) of the Trust Fund shall be allocated in the same proportion that each Participant's nonsegregated accounts bear to the total of all Participants' nonsegregated accounts as of such date. Earnings or losses with respect to a Participant's Directed Account shall be allocated in accordance with Section 4.14.

(f) **Incoming Transfers and Rollovers.** Participants' transfers from other qualified plans, rollovers and After-Tax Voluntary Contributions deposited in the general Trust Fund shall share in any earnings and losses (net appreciation or net depreciation) of the Trust Fund in the same manner provided above. Each segregated account maintained on behalf of a Participant shall be credited or charged with its separate earnings and losses.

(g) **Minimum Required Allocation for Top-Heavy Plan Years.** Notwithstanding the foregoing, for any Top-Heavy Plan Year, the sum of the Employer contributions and Forfeitures allocated to the Account of each Employee shall be equal to at least three percent (3%) of such Employee's 415 Compensation (reduced by contributions and forfeitures, if any, allocated to each Employee in any defined contribution plan included with this Plan in a required aggregation group). However, if (1) the sum of the Employer contributions and Forfeitures allocated to the Participant's Account of each Key Employee for such Top-Heavy Plan Year is less than three percent (3%) of each Key Employee's 415 Compensation and (2) this Plan is not required to be included in an aggregation group to enable a defined benefit plan to meet the requirements of Code Section 401(a)(4) or 410, then the sum of the Employer contributions and Forfeitures allocated to the Participant's Account of each Employee shall be equal to the largest percentage allocated to the Account of any Key Employee. However, in determining whether a Non-Key Employee has received the minimum required allocation, such Non-Key Employee's Elective Deferrals shall not be taken into account. The minimum allocation required (to the extent required to be nonforfeitable under Code Section 416(b)) may not be forfeited under Code Section 411(a)(3)(B) or 411(a)(3)(D).

However, no minimum required allocation shall be required in this Plan for any Employee who participates in another defined contribution plan subject to Code Section 412 included with this Plan in a required aggregation group, if the other defined contribution plan subject to Code Section 412 satisfies the minimum required allocation.

(h) **Top-Heavy Contribution Allocation.** For purposes of the minimum required allocation set forth above, the percentage allocated to the Account of any Key Employee who is a Participant shall be equal to the ratio of the sum of the Employer contributions (excluding any Catch-Up Contributions) and Forfeitures allocated on behalf of such Key Employee for the Plan Year divided by the 415 Compensation for such Key Employee for the Plan Year.

(i) **Matching Contributions Used to Satisfy Top-Heavy Contribution.** Effective with respect to Plan Years beginning after December 31, 2001, Matching Contributions shall be taken into account for purposes of satisfying the minimum required allocation of Code Section 416(c)(2) and the Plan. The preceding sentence shall apply with respect to Matching Contributions under the Plan or, if the Plan provides that the minimum required allocation shall be met in another plan, such other plan. Matching Contributions that are used to satisfy the minimum required allocation shall be treated as Matching Contributions for purposes of the ACP Test and other requirements of Code Section 401(m).

(j) **Participants Eligible for Top-Heavy Allocation.** For any Top-Heavy Plan Year, the minimum required allocation set forth above shall be allocated to the Qualified Nonelective Contribution Account of all Employees who are Participants and who are employed by the Employer on the last day of the Plan Year regardless of the Employee's level of Compensation, including Employees who have (1) failed to complete a Period of Service; and (2) declined to make mandatory contributions (if required) or, in the case of a cash or deferred arrangement, Elective Deferrals to the Plan.

(k) **415 Compensation for Top-Heavy Purposes.** For the purposes of this Section, 415 Compensation will be limited to the same dollar limitations set forth in Section 1.20, adjusted in such manner as permitted under Code Section 415(d).

(l) **Delay in Processing Transactions.** Notwithstanding anything in this Section to the contrary, all information necessary to properly reflect a given transaction may not be available until after the date specified herein for processing such transaction, in which case the transaction will be reflected when such information is received and processed. Subject to express limits that may be imposed under the Code, the processing of any contribution, distribution or other transaction may be delayed for any legitimate business reason or force majeure (including, but not limited to, failure of systems or computer programs, failure of the means of the transmission of data, the failure of a service provider to timely receive values or prices, and the correction for errors or omissions or the errors or omissions of any service provider). The processing date of a transaction will be binding for all purposes of the Plan.

4.5 ACTUAL DEFERRAL PERCENTAGE TEST

(a) **ADP Test.** The ADP for Highly Compensated Employees who are Participants for each Plan Year and the ADP for Nonhighly Compensated Employees who are Participants for each Plan Year (or for the preceding Plan Year if the prior year testing method is used) shall satisfy one of the following tests:

(1) The ADP for the group of Highly Compensated Employees who are Participants shall not exceed the ADP for the group of Nonhighly Compensated Employees who are Participants (for the preceding Plan Year if the prior year testing method is used to calculate the ADP for the group of Nonhighly Compensated Employees who are Participants) multiplied by 1.25, or

(2) The ADP for the group of Highly Compensated Employees who are Participants shall not exceed the ADP for the group of Nonhighly Compensated Employees who are Participants (for the preceding Plan Year, if the prior year testing method is used to calculate the ADP for the group of Nonhighly Compensated Employees who are Participants) by more than two percentage points. Furthermore, the ADP for the group of Highly Compensated Employees who are Participants shall not exceed the ADP for the group of Nonhighly Compensated Employees who are Participants (for the preceding Plan Year, if the prior year testing method is used to calculate the ADP for the group of Nonhighly Compensated Employees who are Participants) multiplied by 2.

(b) **Prior Year Test Upon Amendment.** Notwithstanding the above, if the prior year test method is used to calculate the ADP for the group of Nonhighly Compensated Employees who are Participants for the first Plan Year of this amendment and restatement, then the ADP for the group of Nonhighly Compensated Employees who are Participants for the preceding Plan Year shall be calculated pursuant to the provisions of the Plan then in effect.

(c) **Participant Regardless of Deferral Election.** For the purposes of Sections 4.5(a) and 4.6, a Participant shall be any Employee eligible to make a deferral election pursuant to Section 4.2 at any point during the Plan Year, whether or not such deferral election was made or suspended pursuant to Section 4.2.

(d) **Aggregation with Other Plans.** In the event this Plan satisfies the requirements of Code Sections 401(a)(4), 401(k), or 410(b) only if aggregated with one or more other plans, or if one or more other plans satisfy the requirements of such Code Sections only if aggregated with this Plan, then this Section shall be applied by determining the ADP of Employees as if all such plans were a single plan. If more than ten percent (10%) of the Employer's Nonhighly Compensated Employees are involved in a plan coverage change as defined in Regulation Section 1.401(k)-2(c)(4), then any adjustments to the Nonhighly Compensated Employees' ADP for the prior year will be made in accordance with such Regulations, unless the Employer has elected to use the current year testing method. Plans may be aggregated in order to satisfy Code Section 401(k) only if they have the same Plan Year and use the same ADP Testing method.

(e) **ADP of Highly Compensated Employee in Multiple Plans**. For the purposes of this Section, the ADP for any Participant who is a Highly Compensated Employee for the Plan Year and who is eligible to have Elective Deferrals (and Qualified Nonelective Contributions and/or Qualified Matching Contributions, if treated as Elective Deferrals for purposes of the ADP Test) allocated to the Participant's accounts under two or more cash or deferred arrangements described in Code Section 401(k) of the Employer or an Affiliated Employer, shall be determined as if such Elective Deferrals (and, if applicable, such Qualified Nonelective Contributions and/or Qualified Matching Contributions) were made under a single cash or deferred arrangement. If a Highly Compensated Employee participates in two or more cash or deferred arrangements of the Employer or an Affiliated Employer that have different plan years, then all Elective Deferrals made during the Plan Year under all such arrangements shall be aggregated. However, for Plan Years beginning before 2006, if the cash or deferred arrangements have different plan years, then all such cash or deferred arrangements ending with or within the same calendar year shall be treated as a single arrangement. Notwithstanding the foregoing, certain plans shall be treated as separate if mandatorily disaggregated under the Regulations of Code Sections 401(k) or 410(b).

(f) **Testing Method**. For the purpose of this Section, when calculating the ADP for the group of Nonhighly Compensated Employees who are Participants, the current year testing method shall be used. Once the current year testing method has been elected, then the Employer may elect to use the prior year testing method for a Plan Year only if the Plan has used the current year testing method for each of the preceding 5 Plan Years (or if lesser, the number of Plan Years that the Plan has been in existence) or if, as a result of a merger or acquisition described in Code Section 410(b)(6)(C)(i), the Employer maintains both a plan using prior year testing method and a plan using current year testing method and the change is made within the transition period described in Code Section 410(b)(6)(C)(ii).

(g) **Otherwise Excludable Employee and Early Participation Rules**. Notwithstanding anything in this Section to the contrary, the provisions of this Section and Section 4.6 may be applied separately (or will be applied separately to the extent required by Regulations) to each "plan" within the meaning of Regulation Section 1.401(k)-1(b)(4)(iv). For purposes of applying this provision, the Administrator may use any effective date of participation that is permitted under Code Section 410(b) provided such date is applied on a consistent and uniform basis to all Participants. Alternatively, the provisions of Code Section 401(k)(3)(F) may be used to exclude from consideration all Nonhighly Compensated Employees who have not satisfied the greatest minimum age and service requirements of Code Section 410(a)(1)(A).

(h) **Timing of Allocations**. For purposes of determining the ADP Test, only Elective Deferrals, Qualified Nonelective Contributions and Qualified Matching Contributions that are contributed to the Plan prior to the end of the twelve (12) month period immediately following the Plan Year to which the contributions relate shall be considered.

(i) **Targeted Qualified Nonelective Contributions**. Notwithstanding the preceding, for Plan Years beginning in and after 2006, Qualified Nonelective Contributions cannot be taken into account in determining the ADR for a Plan Year for a Nonhighly Compensated Employee to the extent such contributions exceed the product of that Nonhighly Compensated Employee's 414(s) Compensation and the greater of five percent (5%) or two (2) times the Plan's "representative contribution rate." Any Qualified Nonelective Contribution taken into account under an ACP Test under Regulation Section 1.401(m)-2(a)(6) (including the determination of the representative contribution rate for purposes of Regulation Section 1.401(m)-2(a)(6)(v)(B)), is not permitted to be taken into account for purposes of this paragraph (including the determination of the representative contribution rate under this Section). For purposes of this subsection:

(1) The Plan's "representative contribution rate" is the lowest applicable contribution rate of any eligible Nonhighly Compensated Employee among a group of eligible Nonhighly Compensated Employees that consists of half of all eligible Nonhighly Compensated Employees for the Plan Year (or, if greater, the lowest "applicable contribution rate" of any eligible Nonhighly Compensated Employee in the group of all eligible Nonhighly Compensated Employees for the Plan Year and who is employed by the Employer on the last day of the Plan Year), and

(2) The "applicable contribution rate" for an eligible Nonhighly Compensated Employee is the sum of the Qualified Matching Contributions taken into account for the eligible Nonhighly Compensated Employee for the Plan Year and the Qualified Contributions made for the

eligible Nonhighly Compensated Employee for the Plan Year, divided by the eligible Nonhighly Compensated Employee's 414(s) Compensation for the same period.

Restriction on Qualified Matching Contributions. Qualified Matching Contributions may only be used to calculate the ADP to the extent that such Qualified Matching Contributions are Matching Contributions that are not precluded from being taken into account for ACP Test purposes under the rules of Regulation Section 1.401(m)-2(a)(5)(ii).

Restrictions of Qualified Nonelective Contributions and Qualified Matching Contributions. Qualified Nonelective Contributions and Qualified Matching Contributions cannot be taken into account to determine the ADP to the extent such contributions are taken into account for purposes of satisfying any other ADP Test, any ACP Test, or the requirements of Regulation Sections 1.401(k)-3, 1.401(m)-3 or 1.401(k)-4. Thus, for example, Matching Contributions that are made pursuant to Regulation Section 1.401(k)-3(c) cannot be taken into account under the ADP Test. Similarly, if a plan switches from the current year testing method to the prior year testing method pursuant to Regulation Section 1.401(k)-2(c), then Qualified Nonelective Contributions that are taken into account under the current year testing method for a year may not be taken into account under the prior year testing method for the next year.

(j) **ADP When No Nonhighly Compensated Employees.** If, for the applicable year for determining the ADP of the Nonhighly Compensated Employees for a Plan Year, there are no eligible Nonhighly Compensated Employees, then the Plan is deemed to satisfy the ADP Test for the Plan Year.

(k) **Repeal of Multiple Use Test.** The multiple use test described in Code Section 401(m) in effect prior to the enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001 shall not apply for Plan Years beginning after December 31, 2001.

4.6 ADJUSTMENT TO ACTUAL DEFERRAL PERCENTAGE TEST

(a) **Authority to Correct.** In the event that the initial allocations of the Elective Deferrals made pursuant to Section 4.2 do not satisfy the ADP Test set forth in Section 4.5(a), the Administrator shall implement some or all of the provisions of this Section in order to correct such failure.

(b) **Corrective Action.** The Participant who is the Highly Compensated Employee having the largest dollar amount of Elective Deferrals shall have a portion of such Participant's Elective Deferrals first treated as Catch-Up Contributions and then distributed and/or at such Participant's election recharacterized as an After-Tax Voluntary Contribution pursuant to the recharacterization rules stated below until the amount of such Participant's remaining Elective Deferrals equals the Elective Deferrals (less Catch-Up Contributions) of the Participant who is the Highly Compensated Employee having the second largest dollar amount of Elective Deferrals (less Catch-Up Contributions). This process shall continue until the total amount of Excess Contributions has been eliminated. In determining the amount of Excess Contributions to be treated as Catch-Up Contributions and/or distributed and/or recharacterized with respect to an affected Participant who is a Highly Compensated Employee as determined herein, such amount shall be reduced pursuant to Section 4.2(g) by any Excess Deferrals previously distributed to such affected Participant who is a Highly Compensated Employee for such Participant's taxable year ending with or within such Plan Year.

(1) **Corrective Distribution.** With respect to the distribution of Excess Contributions pursuant to (a) above, such distribution:

(i) may be postponed but not later than the last day of the twelve-month period following the Plan Year to which they are allocable;

(ii) shall be made first from unmatched Elective Deferrals and, thereafter, proportionately from Elective Deferrals which are matched and the related Matching Contributions that are used in the ADP Test pursuant to Section 4.5;

(iii) shall be adjusted for Income for Plan Years prior to 2008; and

(iv) shall be designated by the Employer as a distribution of Excess Contributions (and Income).

Matching contributions which relate to Excess Contributions that are distributed pursuant to this subsection shall be treated as a Forfeiture to the extent required pursuant to Code Section 401(a)(4) and the Regulations thereunder, unless the related Matching Contribution is distributed as an Excess Contribution or as an Excess Aggregate Contribution.

(2) **Recharacterization.** With respect to the recharacterization of Excess Contributions pursuant to (a) above, such recharacterized amounts:

(i) must be recharacterized no later than 2 1/2 months after the last day of the Plan Year in which such Excess Contributions arose, and shall be deemed to have occurred no earlier than the date on which the last of those Participants who are Highly Compensated Employees with Excess Contributions to be recharacterized is notified of the recharacterization and the tax consequences of such recharacterization;

(ii) shall not exceed the amount of Elective Deferrals on behalf of any Participant who is a Highly Compensated Employee for any Plan Year;

(iii) shall be treated as After-Tax Voluntary Contributions for purposes of Code Section 401(a)(4) and Regulation 1.401(k)-1(b). However, for purposes of Sections 9.2 and 4.4(g), recharacterized Excess Contributions continue to be treated as Employer contributions that are Elective Deferrals. Excess Contributions (and Income attributable to such amounts) that are recharacterized as After-Tax Voluntary Contributions shall continue to be nonforfeitable and subject to the same distribution rules provided for in Section 4.2(d);

(iv) are not permitted if the amount recharacterized plus any After-Tax Voluntary Contributions actually made by such Participant who is a Highly Compensated Employee, exceed the maximum amount of After-Tax Voluntary Contributions (determined prior to application of Section 4.7(a)) that such Participant who is a Highly Compensated Employee is permitted to make under the Plan in the absence of recharacterization; and

(v) shall be adjusted for Income for Plan Years prior to 2008.

(3) **Income and principal.** Any distribution and/or recharacterization of less than the entire amount of Excess Contributions shall be treated as a pro rata distribution and/or recharacterization of Excess Contributions and Income.

(4) **Related Matching Contributions.** Matching Contributions which relate to Excess Contributions shall be forfeited unless the related Matching Contribution is distributed as an Excess Aggregate Contribution pursuant to Section 4.8.

(c) **Corrective Contributions.** Notwithstanding the above, if the current year testing method is used, within twelve (12) months after the end of the Plan Year, the Employer may make a Qualified Nonelective Contribution or Qualified Matching Contribution in accordance with one of the following provisions which contribution shall be allocated either to the Qualified Nonelective Contribution Account or Qualified Matching Contribution Account of each Participant who is a Nonhighly Compensated Employee eligible to share in the allocation in accordance with such provision. If the prior year testing method is used, then a Qualified Nonelective Contribution may not be made to correct a failed ADP test. The Employer shall provide the Administrator with written notification of the amount of the contribution being made and for which provision it is being made pursuant to:

(1) A Qualified Nonelective Contribution may be made on behalf of Nonhighly Compensated Participants in an amount sufficient to satisfy one of the tests set forth in Section 4.5(a). Such contribution shall be allocated in the same proportion that each Nonhighly Compensated Employee's 414(s) Compensation for the year bears to the total 414(s) Compensation of all Nonhighly Compensated Employees for such year.

(2) A Qualified Nonelective Contribution may be made on behalf of Nonhighly Compensated Employees in an amount sufficient to satisfy one of the tests set forth in Section 4.5(a). Such contribution shall be allocated in the same proportion that each Nonhighly Compensated Employee's 414(s) Compensation for the year bears to the total 414(s)

Compensation of all Nonhighly Compensated Employees for such year. However, for purposes of this contribution, Nonhighly Compensated Employees who are not employed at the end of the Plan Year shall not be eligible to share in the allocation and shall be disregarded.

(3) A Qualified Nonelective Contribution may be made on behalf of Nonhighly Compensated Employees in an amount sufficient to satisfy one of the tests set forth in Section 4.5(a). Such contribution shall be allocated in equal amounts (per capita).

(4) A Qualified Nonelective Contribution may be made on behalf of Nonhighly Compensated Employees in an amount sufficient to satisfy one of the tests set forth in Section 4.5(a). Such contribution shall be allocated in equal amounts (per capita). However, for purposes of this contribution, Nonhighly Compensated Employees who are not employed at the end of the Plan Year shall not be eligible to share in the allocation and shall be disregarded.

(5) A Qualified Nonelective Contribution may be made on behalf of Nonhighly Compensated Employees in an amount sufficient to satisfy one of the tests set forth in Section 4.5(a). Such contribution shall be allocated to the Qualified Nonelective Contribution Account of the Nonhighly Compensated Employee having the lowest 414(s) Compensation, until one of the tests set forth in Section 4.5(a) is satisfied, or until such Nonhighly Compensated Employee has received the maximum permissible amount pursuant to Section 4.9 or the maximum that may be taken into account in the ADP Test pursuant to Section 4.5(i) (Targeted Qualified Nonelective Contributions). This process shall continue until one of the tests set forth in Section 4.5(a) is satisfied.

(6) A Qualified Nonelective Contribution may be made on behalf of Nonhighly Compensated Employees in an amount sufficient to satisfy one of the tests set forth in Section 4.5(a). Such contribution shall be allocated to the Qualified Nonelective Contribution Account of the Nonhighly Compensated Employee having the lowest 414(s) Compensation, until one of the tests set forth in Section 4.5(a) is satisfied, or until such Nonhighly Compensated Employee has received the maximum permissible amount pursuant to Section 4.9 or the maximum that may be taken into account in the ADP Test pursuant to Section 4.5(i) (Targeted Qualified Nonelective Contributions). This process shall continue until one of the tests set forth in Section 4.5(a) is satisfied. However, for purposes of this contribution, Nonhighly Compensated Employees who are not employed at the end of the Plan Year shall not be eligible to share in the allocation and shall be disregarded.

(7) A Qualified Matching Contribution may be made on behalf of Nonhighly Compensated Employees in an amount sufficient to satisfy one of the tests set forth in Section 4.5(a). Such contribution shall be allocated to the Qualified Matching Contribution Account of each Nonhighly Compensated Employee in the same proportion that each Nonhighly Compensated Employee's Elective Deferrals for the year bears to the total Elective Deferrals of all Nonhighly Compensated Employees.

(8) A Qualified Matching Contribution may be made on behalf of Nonhighly Compensated Employees in an amount sufficient to satisfy one of the tests set forth in Section 4.5(a). Such contribution shall be allocated to the Qualified Matching Contribution Account of each Nonhighly Compensated Employee in the same proportion that each Nonhighly Compensated Employee's Elective Deferrals for the year bears to the total Elective Deferrals of all Nonhighly Compensated Employees. However, for purposes of this contribution, Nonhighly Compensated Employees who are not employed at the end of the Plan Year shall not be eligible to share in the allocation and shall be disregarded.

(9) A Qualified Matching Contribution may be made on behalf of Nonhighly Compensated Employees in an amount sufficient to satisfy one of the tests set forth in Section 4.5(a). Such contribution shall be allocated to the Qualified Matching Contribution Account of the Nonhighly Compensated Employee having the lowest Elective Deferrals until one of the tests set forth in Section 4.5(a) is satisfied, or until such Nonhighly Compensated Employee has received the maximum permissible amount pursuant to Section 4.9, subject to the restriction on Qualified Matching Contributions imposed by the provisions of Section 4.7(g). This process shall continue until one of the tests set forth in Section 4.5(a) is satisfied.

(10) A Qualified Matching Contribution may be made on behalf of Nonhighly Compensated Employees in an amount sufficient to satisfy one of the tests set forth in Section 4.5(a). Such contribution shall be allocated to the Qualified Matching Contribution Account of the Nonhighly Compensated Employee having the lowest Elective Deferrals until one of the tests set forth in Section 4.5(a) is satisfied, or until such Nonhighly Compensated Employee has received the maximum permissible amount pursuant to Section 4.9, subject to the restriction on Qualified Matching Contributions imposed by the provisions of Section 4.7(g). This process shall continue until one of the tests set forth in Section 4.5(a) is satisfied). However, for purposes of this contribution, Nonhighly Compensated Employees who are not employed at the end of the Plan Year shall not be eligible to share in the allocation and shall be disregarded.

Notwithstanding the above, if the testing method changes from the current year testing method to the prior year testing method, then for purposes of preventing the double counting of Qualified Nonelective Contributions for the first testing year for which the change is effective, any special Qualified Nonelective Contribution on behalf of Nonhighly Compensated Participants used to satisfy the ADP Test or the ACP Test under the current year testing method for the prior year testing year shall be disregarded.

(d) **Administrator May Prevent Projected Failure.** If during a Plan Year, it is projected that the aggregate amount of Elective Deferrals to be allocated to all Highly Compensated Participants under this Plan would cause the Plan to fail the tests set forth in Section 4.5(a), then the Administrator may automatically reduce the deferral amount of affected Highly Compensated Participants, beginning with the Highly Compensated Participant who has the highest ADR until it is anticipated the Plan will pass the tests or until such Participant's ADR equals the ADR of the Highly Compensated Participant having the next highest ADR. This process may continue until it is anticipated that the Plan will satisfy one of the tests set forth in Section 4.5(a). Alternatively, the Employer may specify a maximum percentage of Compensation that may be deferred.

(e) **Excise Tax After 6 Months.** Any Excess Contributions (and Income) which are distributed on or after 6 months after the end of the Plan Year shall be subject to the ten percent (10%) Employer excise tax imposed by Code Section 4979.

4.7 ACTUAL CONTRIBUTION PERCENTAGE TEST

(a) **ACP Test.** The ACP for Highly Compensated Employees who are Participants for each Plan Year and the ACP for Nonhighly Compensated Employees who are Participants for each Plan Year (or for the preceding Plan Year if the prior year testing method is used) shall satisfy one of the following tests:

(1) The ACP for the group of Highly Compensated Employees who are Participants shall not exceed the ACP for the group of Nonhighly Compensated Employees who are Participants (for the preceding Plan Year if the prior year testing method is used to calculate the ACP for the group of Nonhighly Compensated Employees who are Participants) multiplied by 1.25; or

(2) The ACP for the group of Highly Compensated Employees who are Participants shall not exceed the ACP for the group of Nonhighly Compensated Employees who are Participants (for the preceding Plan Year, if the prior year testing method is used to calculate the ACP for the group of Nonhighly Compensated Employees who are Participants) by more than two percentage points. Furthermore, the ACP for the group of Highly Compensated Employees who are Participants shall not exceed the ACP for the group of Nonhighly Compensated Employees who are Participants (for the preceding Plan Year, if the prior year testing method is used to calculate the ACP for the group of Nonhighly Compensated Employees who are Participants) multiplied by 2.

(b) **Prior-Year Test upon Amendment.** Notwithstanding the above, if the prior year test method is used to calculate the ACP for the group of Nonhighly Compensated Employees who are Participants for the first Plan Year of this amendment and restatement, then the ACP for the group of Nonhighly Compensated Employees who are Participants for the preceding Plan Year shall be calculated pursuant to the provisions of the Plan then in effect.

(c) **Aggregation with Other Plans.** In the event that this Plan satisfies the requirements of Code Sections 401(a)(4), 401(m), or 410(b) only if aggregated with one or more other plans, or if one or more other plans satisfy the requirements of such sections of the Code only if aggregated with this Plan (other than the average benefits test under Code Section 410(b)(2)(A)(ii)), then this Section shall be applied by determining the ACP of Employees as if all such plans were a single plan. If more than ten percent (10%) of the Employer's Nonhighly Compensated Employees are involved in a plan coverage change as defined in Regulation Section 1.401(m)-2(c)(4), then any adjustments to the Nonhighly Compensated Employees ACP for the prior year will be made in accordance with such Regulations, unless the Employer has elected to use the current year testing method. Plans may be aggregated in order to satisfy Code Section 401(m) only if they have the same Plan Year and use the same ACP testing method.

(d) **ACP of Highly Compensated Employee in Multiple Plans.** For the purposes of this Section, if a Highly Compensated Employee is a Participant under two (2) or more plans which are maintained by the Employer or an Affiliated Employer to which Matching Contributions, nondeductible Employee contributions, or both, are made, then all such contributions on behalf of such Highly Compensated Employee shall be aggregated for purposes of determining such Highly Compensated Employee's ACR. If the plans have different plan years, then all such contributions made during the Plan Year under all such arrangements shall be aggregated. However, for Plan Years beginning before 2006 this paragraph shall be applied by treating all plans ending with or within the same calendar year as a single plan. Notwithstanding the foregoing, certain plans shall be treated as separate if mandatorily disaggregated under Regulations under Code Section 401(m).

(e) **Current Year Testing Method.** For the purpose of this Section, when calculating the ACP for the group of Nonhighly Compensated Employees who are Participants, the current year testing method shall be used. Once the current year testing method has been elected, then the Employer may elect to use the prior year testing method for a Plan Year only if the Plan has used the current year testing method for each of the preceding 5 Plan Years (or if lesser, the number of Plan Years that the Plan has been in existence) or if, as a result of a merger or acquisition described in Code Section 410(b)(6)(C)(i), the Employer maintains both a plan using prior year testing method and a plan using current year testing method and the change is made within the transition period described in Code Section 410(b)(6)(C)(ii).

(f) **Otherwise Excludable Employee and Early Participation Rules.** Notwithstanding anything in this Section to the contrary, the provisions of this Section and Section 4.8 may be applied separately (or will be applied separately to the extent required by Regulations) to each plan within the meaning of Regulation Section 1.401(m)-1(b)(4). For purposes of applying this provision, the Administrator may use any effective date of participation that is permitted under Code Section 410(b) provided such date is applied on a consistent and uniform basis to all Participants. Alternatively, the provisions of Code Section 401(m)(5)(C) may be used to exclude from consideration all Nonhighly Compensated Employees who have not satisfied the greatest minimum age and service requirements of Code Section 410(a)(1)(A).

(g) **Targeted Matching Contributions.** Notwithstanding the preceding, for Plan Years beginning in and after 2006, a Matching Contribution (and a Qualified Matching Contribution not used in the ADP Test) with respect to an Elective Deferral for a year is not taken into account in determining the ACP for Nonhighly Compensated Employees to the extent it exceeds the greatest of:

(1) five percent (5%) of the Participant's 414(s) Compensation for the year;

(2) the Employee's Elective Deferrals for the year; and

(3) the product of two (2) times the Plan's "representative matching rate" and the Participant's Elective Deferrals for the year.

For purposes of this subsection, the Plan's "representative matching rate" is the lowest "matching rate" for any eligible Nonhighly Compensated Employee among a group of Nonhighly Compensated Employees that consists of half of all eligible Nonhighly Compensated Employees in the Plan for the Plan Year who make Elective Deferrals for the Plan Year (or, if greater, the lowest "matching rate" for all eligible Nonhighly Compensated Employees in the Plan who are employed by the Employer on the last day of the Plan Year and who make Elective Deferrals for the Plan Year).

For purposes of this subsection, the "matching rate" for an Employee generally is the Matching Contributions (and Qualified Matching Contributions not used in the ADP Test) made for such Employee divided by the Employee's Elective Deferrals for the year. If the matching rate is not the same for all levels of Elective Deferrals for an Employee, then the Employee's "matching rate" is determined assuming that an Employee's Elective Deferrals are equal to six percent (6%) of 414(s) Compensation.

(h) **Targeted Qualified Nonelective Contributions.** Notwithstanding the preceding, for Plan Years beginning in and after 2006, Qualified Nonelective Contributions cannot be taken into account in determining the ACR for a Plan Year for a Nonhighly Compensated Employee to the extent such contributions exceed the product of that Nonhighly Compensated Employee's 414(s) Compensation and the greater of five percent (5%) or two times the Plan's "representative contribution rate." Any Qualified Nonelective Contribution taken into account in the ADP test under Regulation Section 1.401(k)-2(a)(6) (including determination of the representative contribution rate for purposes of Regulation Section 1.401(k)-2(a)(6)(iv)(B)), is not permitted to be taken into account for purposes of this paragraph (including the determination of the representative contribution rate under this Section). For purposes of this subsection:

(1) The Plan's "representative contribution rate" is the lowest applicable contribution rate of any eligible Nonhighly Compensated Employee among a group of eligible Nonhighly Compensated Employees that consists of half of all eligible Nonhighly Compensated Employees for the Plan Year (or, if greater, the lowest "applicable contribution rate" of any eligible Nonhighly Compensated Employee in the group of all eligible Nonhighly Compensated Employees for the Plan Year and who is employed by the Employer on the last day of the Plan Year), and

(2) The "applicable contribution rate" for an eligible Nonhighly Compensated Employee is the sum of the Matching Contributions taken into account under this Section for the eligible Nonhighly Compensated Employee for the Plan Year and the Qualified Nonelective Contributions taken into account under this Section made for the eligible Nonhighly Compensated Employee for the Plan Year, divided by the eligible Nonhighly Compensated Employee's 414(s) Compensation for the same period.

Restrictions of Qualified Nonelective Contributions and Qualified Matching Contributions. Qualified Nonelective Contributions and Qualified Matching Contributions cannot be taken into account to determine the ACP to the extent such contributions are taken into account for purposes of satisfying any other ACP Test, any ADP Test, or the requirements of Regulation Sections 1.401(k)-3, 1.401(m)-3 or 1.401(k)-4. Thus, for example, Qualified Nonelective Contributions that are made pursuant to Regulation Section 1.401(k)-3(b) cannot be taken into account under the ACP Test. Similarly, if a plan switches from the current year testing method to the prior year testing method pursuant to Regulation Section 1.401(m)-2(c)(1), then Qualified Nonelective Contributions that are taken into account under the current year testing method for a year may not be taken into account under the prior year testing method for the next year.

(i) **ACP When No Nonhighly Compensated Employees.** If, for the applicable year for determining the ACP of the Nonhighly Compensated Employees for a Plan Year, there are no eligible Nonhighly Compensated Employees, then the Plan is deemed to satisfy the ACP Test for the Plan Year.

(j) **Repeal of Multiple Use Test.** The multiple use test described in Code Section 401(m) in effect prior to the enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001 shall not apply for Plan Years beginning after December 31, 2001.

4.8 ADJUSTMENT TO ACTUAL CONTRIBUTION PERCENTAGE TEST

(a) **Authority to Correct.** In the event that the ACP Test set forth in Section 4.7(a) is not satisfied, the Administrator shall implement some or all of the provisions of this Section in order to correct such failure.

(b) **Corrective Distribution or Forfeiture.** On or before the close of the following Plan Year, the Participant who is the Highly Compensated Employee having the largest dollar amount of Contribution Percentage Amounts shall have a portion of such Contribution Percentage Amounts (and Income allocable to such amounts for Plan Years prior to 2008) distributed or, if non-Vested, treated as a Forfeiture (including Income allocable to such Forfeitures for Plan Years prior to 2008) until the total amount of Excess Aggregate Contributions has been distributed, or until the amount of the Participant's Contribution Percentage Amounts equals the Contribution Percentage Amounts of the Participant who is a Highly Compensated Employee having the next largest amount of Contribution Percentage Amounts. This process shall continue until the total amount of Excess

Aggregate Contributions has been distributed or forfeited. Any distribution and/or Forfeiture of Contribution Percentage Amounts shall be made in the following order:

(1) Matching Contributions distributed and/or forfeited pursuant to Section 4.6(b);

(2) After-Tax Voluntary Contributions, including Excess Contributions recharacterized as After-Tax Voluntary Contributions pursuant to Section 4.6(b)(2);

(3) Any remaining Matching Contributions.

If the distribution of Excess Aggregate Contributions attributable to Matching Contributions is not in proportion to the Vested and non-Vested portion of such Matching Contributions, then the Vested portion of the Participant's Matching Contribution Account after the distribution shall be subject to Section 6.5(g).

(c) **Source of Corrective Distribution or Forfeiture.** Any distribution and/or Forfeiture of less than the entire amount of Excess Aggregate Contributions (and Income) shall be treated as a pro rata distribution and/or Forfeiture of Excess Aggregate Contributions (and Income). Distribution of Excess Aggregate Contributions shall be designated by the Employer as a distribution of Excess Aggregate Contributions (and Income). Forfeitures of Excess Aggregate Contributions shall be treated in accordance with Section 4.4.

(d) **Treatment of Excess Aggregate Contributions.** Excess Aggregate Contributions attributable to amounts other than After-Tax Voluntary Contributions, including Matching Contributions that are treated as Forfeitures, shall be treated as Employer contributions for purposes of Code Sections 404 and 415 even if distributed from the Plan.

(e) **Ordering of Tests.** The determination of the amount of Excess Aggregate Contributions with respect to any Plan Year shall be made after first determining the Excess Contributions, if any, to be treated as After-Tax Voluntary Contributions due to recharacterization for the Plan Year of any other qualified cash or deferred arrangement (as defined in Code Section 401(k)) maintained by the Employer that ends with or within the Plan Year or which are treated as After-Tax Voluntary Contributions due to recharacterization pursuant to Section 4.6(b).

(f) **Administrator May Prevent Projected Failure.** If during a Plan Year the projected aggregate Contribution Percentage Amounts to be allocated to all Participants who are Highly Compensated Employees under this Plan would, by virtue of the ACP Test of Section 4.7(a), cause the Plan to fail the ACP Test, then the Administrator may automatically reduce proportionately or in the order provided in Section 4.8(b) the projected share each affected Participant who is a Highly Compensated Employee of such contributions by an amount necessary to satisfy the ACP Test of Section 4.7(a).

(g) **Corrective Contributions.** Notwithstanding the above, if the current year testing method is used, within twelve (12) months after the end of the Plan Year, the Employer may make a Qualified Nonelective Contribution or Matching Contribution in accordance with one of the following provisions, which contribution shall be allocated to the Qualified Nonelective Contribution Account, Qualified Matching Contribution Account, or Matching Account of each Participant who is a Nonhighly Compensated Employee eligible to share in the allocation in accordance with such provision. If the prior year testing method is used, then a Qualified Nonelective Contribution may not be made to correct a failed ACP test. The Employer shall provide the Administrator with written notification of the amount of the contribution being made and for which provision it is being made pursuant to:

(1) A Qualified Nonelective Contribution may be made on behalf of Nonhighly Compensated Participants in an amount sufficient to satisfy one of the tests set forth in Section 4.7(a). Such contribution shall be allocated in the same proportion that each Nonhighly Compensated Employee's 414(s) Compensation for the year bears to the total 414(s) Compensation of all Nonhighly Compensated Employees for such year.

(2) A Qualified Nonelective Contribution may be made on behalf of Nonhighly Compensated Employees in an amount sufficient to satisfy one of the tests set forth in Section 4.7(a). Such contribution shall be allocated in the same proportion that each Nonhighly Compensated Employee's 414(s) Compensation for the year bears to the total 414(s) Compensation of all Nonhighly Compensated Employees for such year. However, for

purposes of this contribution, Nonhighly Compensated Employees who are not employed at the end of the Plan Year shall not be eligible to share in the allocation and shall be disregarded.

(3) A Qualified Nonelective Contribution may be made on behalf of Nonhighly Compensated Employees in an amount sufficient to satisfy one of the tests set forth in Section 4.7(a). Such contribution shall be allocated in equal amounts (per capita).

(4) A Qualified Nonelective Contribution may be made on behalf of Nonhighly Compensated Employees in an amount sufficient to satisfy one of the tests set forth in Section 4.7(a). Such contribution shall be allocated in equal amounts (per capita). However, for purposes of this contribution, Nonhighly Compensated Employees who are not employed at the end of the Plan Year shall not be eligible to share in the allocation and shall be disregarded.

(5) A Qualified Nonelective Contribution may be made on behalf of Nonhighly Compensated Employees in an amount sufficient to satisfy one of the tests set forth in Section 4.7(a). Such contribution shall be allocated to the Qualified Nonelective Contribution Account of the Nonhighly Compensated Employee having the lowest 414(s) Compensation, until one of the tests set forth in Section 4.7(a) is satisfied, or until such Nonhighly Compensated Employee has received the maximum permissible amount pursuant to Section 4.9, or the maximum that may be taken into account in the ACP Test pursuant to Section 4.7(h) (Targeted Qualified Nonelective Contributions). This process shall continue until one of the tests set forth in Section 4.7(a) is satisfied.

(6) A Qualified Nonelective Contribution may be made on behalf of Nonhighly Compensated Employees in an amount sufficient to satisfy one of the tests set forth in Section 4.7(a). Such contribution shall be allocated to the Qualified Nonelective Contribution Account of the Nonhighly Compensated Employee having the lowest 414(s) Compensation, until one of the tests set forth in Section 4.7(a) is satisfied, or until such Nonhighly Compensated Employee has received the maximum permissible amount pursuant to Section 4.9, or the maximum that may be taken into account in the ACP Test pursuant to Section 4.7(h) (Targeted Qualified Nonelective Contributions). This process shall continue until one of the tests set forth in Section 4.7(a) is satisfied. However, for purposes of this contribution, Nonhighly Compensated Employees who are not employed at the end of the Plan Year shall not be eligible to share in the allocation and shall be disregarded.

(7) A Matching Contribution or Qualified Matching Contribution may be made on behalf of Nonhighly Compensated Employees in an amount sufficient to satisfy one of the tests set forth in Section 4.7(a). Such contribution shall be allocated to the Qualified Matching Contribution Account of each Nonhighly Compensated Employee in the same proportion that each Nonhighly Compensated Employee's Elective Deferrals for the year bears to the total Elective Deferrals of all Nonhighly Compensated Employees.

(8) A Matching Contribution or Qualified Matching Contribution may be made on behalf of Nonhighly Compensated Employees in an amount sufficient to satisfy one of the tests set forth in Section 4.7(a). Such contribution shall be allocated to the Qualified Matching Contribution Account of each Nonhighly Compensated Employee in the same proportion that each Nonhighly Compensated Employee's Elective Deferrals for the year bears to the total Elective Deferrals of all Nonhighly Compensated Employees. However, for purposes of this contribution, Nonhighly Compensated Employees who are not employed at the end of the Plan Year shall not be eligible to share in the allocation and shall be disregarded.

(9) A Matching Contribution or Qualified Matching Contribution may be made on behalf of Nonhighly Compensated Employees in an amount sufficient to satisfy one of the tests set forth in Section 4.7(a). Such contribution shall be allocated to the Qualified Matching Contribution Account of the Nonhighly Compensated Employee having the lowest Elective Deferrals until one of the tests set forth in Section 4.7(a) is satisfied, or until such Nonhighly Compensated Employee has received the maximum permissible amount pursuant to Section 4.9, subject to the restriction on Targeted Matching Contributions imposed by the provisions of Section 4.7(g). This process shall continue until one of the tests set forth in Section 4.7(a) is satisfied.

(10) A Matching Contribution or Qualified Matching Contribution may be made on behalf of Nonhighly Compensated Employees in an amount sufficient to satisfy one of the tests set

forth in Section 4.7(a). Such contribution shall be allocated to the Qualified Matching Contribution Account of the Nonhighly Compensated Employee having the lowest Elective Deferrals until one of the tests set forth in Section 4.7(a) is satisfied, or until such Nonhighly Compensated Employee has received the maximum permissible amount pursuant to Section 4.9, subject to the restriction on Targeted Matching Contributions imposed by the provisions of Section 4.7(g). This process shall continue until one of the tests set forth in Section 4.7(a) is satisfied. However, for purposes of this contribution, Nonhighly Compensated Employees who are not employed at the end of the Plan Year shall not be eligible to share in the allocation and shall be disregarded.

(h) **Excise tax.** Any Excess Aggregate Contributions (and Income) which are distributed on or after 2 1/2 months after the end of the Plan Year shall be subject to the ten percent (10%) Employer excise tax imposed by Code Section 4979.

4.9 MAXIMUM ANNUAL ADDITIONS

(a) **Maximum Permissible Amount.** Notwithstanding the foregoing, the maximum Annual Additions credited to a Participant's Accounts for any Limitation Year shall equal the lesser of:

(1) $40,000 adjusted annually as provided in Code Section 415(d) pursuant to the Regulations, or

(2) one-hundred percent (100%) of the Participant's 415 Compensation for such Limitation Year.

The percentage limitation in paragraph (2) above shall not apply to: (1) any contribution for medical benefits (within the meaning of Code Section 419A(f)(2)) after separation from service which is otherwise treated as an annual addition, or (2) any amount otherwise treated as an annual addition under Code Section 415(l)(1).

For any short Limitation Year, the dollar limitation in paragraph (1) above shall be reduced by a fraction, the numerator of which is the number of full months in the short Limitation Year and the denominator of which is twelve (12).

(b) **Reasonable Estimate Permissible.** Prior to determining the Participant's actual 415 Compensation for the Limitation Year, the Employer may determine the maximum permissible amount for a Participant on the basis of a reasonable estimation of the Participant's 415 Compensation for the Limitation Year, uniformly determined for all Participants similarly situated. As soon as is administratively feasible after the end of the Limitation Year, the maximum permissible amount for the Limitation Year will be determined on the basis of the Participant's actual 415 Compensation for the Limitation Year.

(c) **Excess Annual Additions Defined.** For purposes of this Article, the term "Excess Annual Additions" for any Participant for a Limitation Year means a Participant's Annual Additions under this Plan and such other plans of the Employer or Affiliated Employer that are in excess of the maximum permissible amount of Section 4.9 for a Limitation Year. The Excess Annual Additions will be deemed to consist of the Annual Additions last allocated, except that Annual Additions attributable to a simplified employee pension will be deemed to have been allocated first, followed by Annual Additions to a welfare benefit fund or individual medical account, and then by Annual Additions to a plan subject to Code Section 412, regardless of the actual allocation date.

(d) **Annual Additions Can Cease When Maximum Permissible Amount Reached.** If the Employer contribution that would otherwise be contributed or allocated to the Participant's Accounts would cause the Annual Additions for the Limitation Year to exceed the maximum permissible amount, then the amount that would otherwise be contributed or allocated will be reduced so that the Annual Additions for the Limitation Year will equal the maximum permissible amount, and any such amounts which would have been allocated to such Participant may be allocated to other Participants.

(e) **All DC Plans Treated as One Plan.** For the purpose of this Section, all qualified defined contribution plans (regardless of whether such plan has terminated) maintained by the Employer during a Limitation Year shall be treated as one defined contribution plan.

(f) **All Employees of Related Employers treated as employed by one Employer.** For the purpose of this Section, if the Employer is a member of a controlled group of corporations, trades or businesses under common control (as defined by Code Section 1563(a) or Code Section 414(b) and (c) as modified by Code Section 415(h)), is a member of an affiliated service group (as defined by Code Section 414(m)), or is a member of a group of entities required to be aggregated pursuant to Regulations under Code Section 414(o), then all Employees of such Employers shall be considered to be employed by a single Employer.

(g) **413(c) Plan.** If this is a plan described in Code Section 413(c) (other than a plan described in Code Section 414(f)), then all of the benefits or contributions attributable to a Participant from all of the Employers maintaining this Plan shall be taken into account in applying the limits of this Section with respect to such Participant. Furthermore, in applying the limitations of this Section with respect to such a Participant, the total 415 Compensation received by the Participant from all of the Employers maintaining the Plan shall be taken into account.

(h) (1) **DC Plans with same/different Anniversary Dates.** If a Participant participates in more than one defined contribution plan maintained by the Employer that have different Anniversary Dates, then the maximum permissible amount under this Plan shall equal the maximum permissible amount for the Limitation Year minus any Annual Additions previously credited to such Participant's Accounts during the Limitation Year.

(2) If a Participant participates in both a defined contribution plan subject to Code Section 412 and a defined contribution plan not subject to Code Section 412 maintained by the Employer which have the same Anniversary Date, then Annual Additions will be credited to the Participant's Accounts under the defined contribution plan subject to Code Section 412 prior to crediting Annual Additions to the Participant's Accounts under the defined contribution plan not subject to Code Section 412.

(3) If a Participant participates in more than one defined contribution plan not subject to Code Section 412 maintained by the Employer which have the same Anniversary Date, then the maximum permissible amount under this Plan shall equal the product of (A) the maximum permissible amount for the Limitation Year minus any Annual Additions previously credited under subparagraphs (1) or (2) above, multiplied by (B) a fraction (i) the numerator of which is the Annual Additions which would be credited to such Participant's Accounts under this Plan without regard to the limitations of Code Section 415 and (ii) the denominator of which is such Annual Additions for all plans described in this subparagraph.

4.10 ADJUSTMENT FOR EXCESS ANNUAL ADDITIONS

(a) **Disposal of Excess Annual Additions.** Allocation of Annual Additions to a Participant's Account for a Limitation Year generally will cease in accordance with Section 4.9(d) once the maximum permissible amount of Section 4.9 has been reached for such Limitation Year. However, if, as a result of the allocation of Forfeitures, a reasonable error in estimating a Participant's Compensation, a reasonable error in determining the amount of Elective Deferrals (within the meaning of Code Section 402(g)(3)) that may be made with respect to any Participant with respect to the maximum permissible amount of Section 4.9 or other facts and circumstances to which Regulation 1.415-6(b)(6) shall be applicable, the Annual Additions under this Plan would cause Excess Annual Additions for any Participant, then the Excess Annual Additions will be disposed of in one of the following ways, as uniformly determined by the Administrator for all Participants similarly situated.

(1) Any After-Tax Voluntary Contributions (plus attributable gains), to the extent they would reduce the Excess Annual Additions, will be distributed to the Participant;

(2) If, after the application of subparagraph (1) above, Excess Annual Additions still exist, any Elective Deferrals (and any gain attributable to such Elective Deferrals), to the extent they would reduce the Excess Annual Additions, will be distributed to the Participant;

(3) If Excess Annual Additions still exist, any unmatched Elective Deferrals and, thereafter, proportionately from Elective Deferrals which are matched and Matching Contributions which relate to such Elective Deferrals, will be reduced to the extent they would reduce the Excess Annual Additions. The Elective Deferrals (and any gains attributable to such Elective Deferrals) shall be distributed to the Participant and the Matching Contributions

(and any gains attributable to such Matching Contributions) will be used to reduce the Employer contribution in the next Limitation Year;

(4) If Excess Annual Additions still exist, and the Participant is covered by the Plan at the end of the Limitation Year, then the Excess Annual Additions will be used to reduce the Employer contribution (including allocation of any Forfeitures) for such Participant in the next Limitation Year, and each succeeding Limitation Year if necessary;

(5) If Excess Annual Additions still exist, and the Participant is not covered by the Plan at the end of the Limitation Year, then the Excess Annual Additions will be held unallocated in a "Section 415 suspense account." The "Section 415 suspense account" will be applied to reduce future Employer contributions (including allocation of any Forfeitures) for all remaining Participants in the next Limitation Year, and each succeeding Limitation Year if necessary;

(6) If a "Section 415 suspense account" is in existence at any time during the Limitation Year pursuant to this Section, then the "Section 415 suspense account" will not participate in the allocation of investment gains and losses of the Trust Fund. If a "Section 415 suspense account" is in existence at any time during a particular Limitation Year, then all amounts in the "Section 415 suspense account" must be allocated and reallocated to Participants' Accounts before any Employer contributions or any Employee contributions may be made to the Plan for that Limitation Year. Except as provided in (1) and (2) above, Excess Annual Additions may not be distributed to Participants.

(b) **Section 415 Suspense Account Defined.** For purposes of this Section, the term "Section 415 suspense account" means an unallocated account equal to the sum of Excess Annual Additions for all Participants in the Plan during the Limitation Year.

4.11 PLAN-TO-PLAN TRANSFERS (OTHER THAN ROLLOVERS) FROM QUALIFIED PLANS

(a) **Transfers Into This Plan.** With the consent of the Administrator (such consent must be exercised in a nondiscriminatory manner and applied uniformly to all Participants), amounts may be transferred (within the meaning of Code Section 414(l)) to this Plan from other tax qualified plans under Code Section 401(a), provided that the plan from which such funds are transferred permits the transfer to be made and the transfer will not jeopardize the tax exempt status of the Plan or Trust or create adverse tax consequences for the Employer. Prior to accepting any transfers to which this Section applies, the Administrator may require satisfactory evidence that the amounts to be transferred meet the requirements of this Section. The transferred amounts shall be allocated to the Transfer Account of the Participant.

At the time of the transfer, the nonforfeitable percentage of the funds under the transferor plan shall apply, but thereafter shall increase (if applicable) for each Period of Service that the Participant completes after such transfer in accordance with the Vesting provisions of this Plan applicable to the type of Account represented by the transferred funds (e.g., transferred nonelective funds will be subject to the vesting schedule applicable to Nonelective Contributions under this Plan). If the vesting schedule applicable to a Transferred Account changes as a result of this paragraph, such change will be treated as an amendment to the vesting schedule for each affected Participant.

(b) **Accounting of Transfers.** The Transfer Account of a Participant shall be held by the Trustee pursuant to the provisions of this Plan and may not be withdrawn by, or distributed to the Participant, in whole or in part, except as provided in paragraph (d) of this Section. The Trustee shall have no duty or responsibility to inquire as to the propriety of the amount, value or type of assets transferred, nor to conduct any due diligence with respect to such assets; provided, however, that such assets are otherwise eligible to be held by the Trustee under the terms of this Plan.

(c) **Restrictions on Elective Deferrals.** Except as permitted by Regulations (including Regulation Section 1.411(d)-4), amounts attributable to elective deferrals (as defined in Regulation Section 1.401(k)-6), including amounts treated as elective deferrals, which are transferred from another qualified plan in a plan-to-plan transfer (other than a direct rollover) shall be subject to the distribution limitations provided for in Code Section 401(k)(2) and the Regulations.

(d) **Distribution of Transfer Account.** At Normal Retirement Date, or such other date when the Participant or the Participant's Beneficiary shall be entitled to receive benefits, the Transfer Account of a Participant shall be used to provide additional benefits to the Participant or the Participant's Beneficiary. Any distributions of amounts held in the Transfer Account shall be made in a manner which is consistent with and satisfies the provisions of Sections 6.5 and 6.6, including, but not limited to, all notice and consent requirements of Code Sections 417 and 411(a)(11) and the Regulations thereunder. Furthermore, the Transfer Account shall be considered as part of a Participant's benefit in determining whether an involuntary cash-out of benefits may be made without Participant consent.

(e) **Segregation.** The Administrator may direct that Employee transfers made after a Valuation Date be segregated into a separate account for each Participant until such time as the allocations pursuant to this Plan have been made, at which time they may remain segregated or be invested as part of the general Trust Fund or be directed by the Participant pursuant to Section 4.14.

(f) **Protected Benefits.** Notwithstanding anything herein to the contrary, a transfer directly to this Plan from another qualified plan (or a transaction having the effect of such a transfer) shall only be permitted if it will not result in the elimination or reduction of any "Section 411(d)(6) protected benefit" as described in Section 8.1(e).

(g) **Separate Accounts.** With respect to each Participant's Transfer Account, separate sub-accounts shall be maintained to the extent necessary to carry out the provisions of this Plan.

4.12 ROLLOVERS FROM OTHER PLANS

(a) **Acceptance of Rollovers into the Plan.** This Section applies to a rollover from an eligible retirement plan into this Plan made on or after January 1, 2002. With the consent of the Administrator (such consent must be exercised in a nondiscriminatory manner and applied uniformly to all Participants), the Plan may accept a rollover by Participants, excluding Participants who are no longer employed as an Employee and including Eligible Employees, provided the rollover will not jeopardize the tax-exempt status of the Plan or create adverse tax consequences for the Employer. The rollover amounts shall be allocated to the Rollover Account of the Participant. The Rollover Account of a Participant shall be 100% Vested at all times and shall not be subject to Forfeiture for any reason.

(b) **Treatment of Rollover Account in the Plan.** The Rollover Account shall be held by the Trustee pursuant to the provisions of this Plan and may not be withdrawn by, or distributed to the Participant, in whole or in part, except as provided in paragraph (c) of this Section. The Trustee shall have no duty or responsibility to inquire as to the propriety of the amount, value or type of assets transferred, nor to conduct any due diligence with respect to such assets; provided, however, that such assets are otherwise eligible to be held by the Trustee under the terms of this Plan.

(c) **Distribution of Rollovers.** At such date when the Participant or the Participant's Beneficiary shall be entitled to receive benefits, the Rollover Account of a Participant shall be used to provide additional benefits to the Participant or the Participant's Beneficiary. Furthermore, amounts in the Participant's Rollover Account, with respect to distributions made on and after January 1, 2002, shall not be considered as part of a Participant's benefit in determining whether the $5,000 threshold has been exceeded for purposes of the timing or form of payments under the Plan as well as for the Participant consent requirements. Any distributions of amounts that are held in the Rollover Account shall be made in a manner which is consistent with and satisfies the provisions of Sections 6.5 and 6.6, including, but not limited to, all notice and consent requirements of Code Sections 417 and 411(a)(11) and the Regulations thereunder.

(d) **Limits on Accepting Rollovers.** Prior to accepting any rollovers to which this Section applies, the Administrator may require the Employee to provide evidence that the amounts to be rolled over to this Plan meet the requirements of this Section. The Employer may instruct the Administrator, operationally and on a nondiscriminatory basis, to limit the source of rollovers that may be accepted by the Plan.

(e) **Rollovers Maintained in a Separate Account.** The Administrator may direct that rollovers received after a Valuation Date be segregated into a separate account for each Participant until such time as the allocations pursuant to this Plan have been made, at which time they may remain segregated or be invested as part of the general Trust Fund or be directed by the Participant pursuant to Section 4.14.

(f) **Definitions.** For purposes of this Section, the following definitions shall apply:

(1) The term "rollover" means: (i) amounts transferred to this Plan directly from another "eligible retirement plan;" (ii) distributions received by an Employee from other "eligible retirement plans" which are eligible for tax-free rollover to an "eligible retirement plan" and which are transferred by the Employee to this Plan within sixty (60) days following receipt thereof; and (iii) any other amounts which are eligible to be rolled over to this Plan pursuant to the Code.

(2) The term "eligible retirement plan" means an individual retirement account described in Code Section 408(a), an individual retirement annuity described in Code Section 408(b) (other than an endowment contract), a qualified trust (an employees' trust described in Code Section 401(a) which is exempt from tax under Code Section 501(a)), an annuity plan described in Code Section 403(a), an eligible deferred compensation plan described in Code Section 457(b) which is maintained by an eligible employer described in Code Section 457(e)(1)(A), and an annuity contract described in Code Section 403(b).

4.13 POST-1986 AFTER-TAX VOLUNTARY CONTRIBUTIONS

(a) **After-Tax Voluntary Contributions Allowed.** After December 31, 1986, in order to allow Participants the opportunity to increase their retirement income, each Participant may, in accordance with nondiscriminatory procedures established by the Administrator, elect to make After-Tax Voluntary Contributions to the Plan from 1% to 10% of the Participant's Compensation; provided, however, the sum of the Participant's salary reductions under Section 4.2(a) and after-tax contributions hereunder may not exceed 50% of the Participant's Compensation. Such contributions must generally be paid to the Trustee within a reasonable period of time after being received by the Employer.

(b) **100% Vesting.** The balance in each Participant's After-Tax Voluntary Contribution Account shall be 100% Vested at all times and shall not be subject to Forfeiture for any reason.

(c) **Distribution at Any Time.** A Participant may elect to receive a distribution at any time of After-Tax Voluntary Contributions from such Participant's After-Tax Voluntary Contribution Account and the actual earnings thereon in a manner which is consistent with and satisfies the provisions of Section 6.5, including, but not limited to, all notice and consent requirements of Code Sections 417 and 411(a)(11) and the Regulations thereunder. If the Administrator maintains sub-accounts with respect to After-Tax Voluntary Contributions (and earnings thereon) that were made on or before a specified date, then a Participant shall be permitted to designate which sub-account shall be the source for withdrawal. Forfeitures of any Employer contributions shall not occur solely as a result of an Employee's withdrawal of After-Tax Voluntary Contributions.

(d) **After-Tax Voluntary Contribution Account Used for Additional Benefits.** At Normal Retirement Date, or such other date when the Participant or the Participant's Beneficiary is entitled to receive benefits, the Participant's After-Tax Voluntary Contribution Account shall be used to provide additional benefits to the Participant or the Participant's Beneficiary.

4.14 PARTICIPANT DIRECTED INVESTMENTS

(a) **Directed Investments Allowed.** Participants may, subject to a procedure established by the Administrator (the Participant Direction Procedures) and applied in a uniform nondiscriminatory manner, direct the Trustee, in writing (or in such other form which is acceptable to the Trustee), to invest their entire Accounts in specific assets, specific funds or other investments permitted under the Plan and the Participant Direction Procedures. That portion of the interest of any Participant so directing will thereupon be considered a Participant's Directed Account. Notwithstanding any other provisions of the Plan, a Participant may not elect more than 25% of the contributions hereunder be invested in the Valmont Stock Fund and no transfer of funds may be made of another fund into the Valmont Stock Fund to the extent such transfer would result in the Participant's interest in the Valmont Stock Fund being greater than 25% of the Participant's Combined Account.

(b) **Establishment of Participant Direction Procedures.** The Administrator will establish Participant Direction Procedures, to be applied in a uniform and nondiscriminatory manner, setting forth the permissible investment options under this Section, how often changes between investments may be made, and any other limitations and provisions that the Administrator may impose on a Participant's right to direct investments.

(c) **Administrative Discretion.** The Administrator may, in its discretion, include or exclude by amendment or other action from the Participant Direction Procedures such instructions, guidelines or policies as it deems necessary or appropriate to ensure proper administration of the Plan, and may interpret the same accordingly.

(d) **Allocation of Earnings.** As of each Valuation Date, all Participant Directed Accounts shall be charged or credited with the net earnings, gains, losses and expenses as well as any appreciation or depreciation in the market value using publicly listed fair market values when available or appropriate as follows:

(1) to the extent that the assets in a Participant's Directed Account are accounted for as pooled assets or investments, the allocation of earnings, gains and losses of each Participant's Directed Account shall be based upon the total amount of funds so invested in a manner proportionate to the Participant's share of such pooled investment; and

(2) to the extent that the assets in the Participant's Directed Account are accounted for as segregated assets, the allocation of earnings, gains and losses from such assets shall be made on a separate and distinct basis.

(e) **Plan Will Follow Investment Directions.** Investment directions will be processed as soon as administratively practicable after proper investment directions are received from the Participant. No guarantee is made by the Plan, Employer, Administrator or Trustee that investment directions will be processed on a daily basis, and no guarantee is made in any respect regarding the processing time of an investment direction. Notwithstanding any other provision of the Plan, the Employer, Administrator or Trustee reserves the right to not value an investment option on any given Valuation Date for any reason deemed appropriate by the Employer, Administrator or Trustee. Furthermore, the processing of any investment transaction may be delayed for any legitimate business reason or force majeure (including, but not limited to, failure of systems or computer programs, failure of the means of the transmission of data, the failure of a service provider to timely receive values or prices, and correction for errors or omissions or the errors or omissions of any service provider). The processing date of a transaction will be binding for all purposes of the Plan and considered the applicable Valuation Date for an investment transaction.

(f) **Section 404(c) Provisions.** The Participant Direction Procedures shall provide an explanation of the circumstances under which Participants and their Beneficiaries may give investment instructions, including, but not limited to, the following to the extent required under the Department of Labor regulations or guidance:

(1) the conveyance of instructions by the Participants and their Beneficiaries to invest Participant Directed Accounts in Directed Investment Options;

(2) the name, address and phone number of the Fiduciary (and, if applicable, the person or persons designated by the Fiduciary to act on its behalf) responsible for providing information to the Participant or a Beneficiary upon request relating to the Directed Investment Options;

(3) applicable restrictions on transfers to and from any Designated Investment Alternative;

(4) any restrictions on the exercise of voting, tender and similar rights related to a Directed Investment Option by the Participants or their Beneficiaries;

(5) a description of any transaction fees and expenses which affect the balances in Participant Directed Accounts in connection with the purchase or sale of Directed Investment Options; and

(6) general procedures for the dissemination of investment and other information relating to the Designated Investment Alternatives as deemed necessary or appropriate, including but not limited to a description of the following:

(i) the investment vehicles available under the Plan, including specific information regarding any Designated Investment Alternative;

(ii) any designated Investment Managers; and

(iii) a description of the additional information which may be obtained upon request from the Fiduciary designated to provide such information.

(g) **Other Documents.** Any information regarding investments available under the Plan, to the extent not required to be described in the Participant Direction Procedures, may be provided to the Participant in one or more written documents (or in any other form including, but not limited to, electronic media) which are separate from the Participant Direction Procedures and are not thereby incorporated by reference into this Plan.

(h) **Instructions, Guidelines or Policies.** The Administrator may, in its discretion, include or exclude by amendment or other action from the Participant Direction Procedures such instructions, guidelines or policies as it deems necessary or appropriate to ensure proper administration of the Plan, and may interpret the same accordingly.

(i) **Qualified Default Investment Alternative.** The Plan shall provide at least one "qualified default investment alternative" as defined in DOL Regulation § 2550.404c-5(e) and shall comply with ERISA § 404(c)(5) and the related regulations.

4.15 PRE-1987 QUALIFIED VOLUNTARY EMPLOYEE CONTRIBUTIONS

(a) **Maintenance of Existing QVEC Accounts.** Any voluntary Employee contribution made in cash after December 31, 1981 attributable to taxable years ending before January 1, 1987, shall be treated as a qualified voluntary employee contribution within the meaning of Code Section 219(e)(2) as it existed prior to the enactment of the Tax Reform Act of 1986, and held in a separate Qualified Voluntary Employee Contribution Account.

(b) **100% Vesting.** The balance in each Participant's Qualified Voluntary Employee Contribution Account shall be 100% Vested at all times and shall not be subject to Forfeiture for any reason.

(c) **Distribution from QVEC Account.** A Participant may elect at any time to make withdrawals from such Participant's Qualified Voluntary Employee Contribution Account. Any distribution shall be made in a manner which is consistent with and satisfies the provisions of Section 6.5, including, but not limited to, all notice and consent requirements of Code Sections 417 and 411(a)(11) and the Regulations thereunder. Such distribution will not include earnings held in the Participant's Qualified Voluntary Employee Contribution Account.

(d) **QVEC Account used for Additional Benefits.** At Normal Retirement Date, or such other date when the Participant or the Participant's Beneficiary is entitled to receive benefits, the Qualified Voluntary Employee Contribution Account shall be used to provide additional benefits to the Participant or the Participant's Beneficiary.

4.16 QUALIFIED MILITARY SERVICE

Notwithstanding any provision of this Plan to the contrary, contributions, benefits and service will be provided in accordance with Code Section 414(u). Furthermore, loan repayments may be suspended under this Plan as permitted under Code Section 414(u)(4).

ARTICLE V
VALUATIONS

5.1 VALUATION OF THE TRUST FUND

The Administrator shall direct the Trustee, as of each Valuation Date, to determine the net worth of the assets comprising the Trust Fund as it exists on the Valuation Date. In determining such net worth, the Trustee shall value the assets comprising the Trust Fund at their fair market value as of the Valuation Date and shall deduct all expenses for which the Trustee has not yet obtained reimbursement from the Employer or the Trust Fund. The Trustee may update the value of any shares held in the Participant Directed Account by reference to the number of shares held by that Participant, priced at the market value as of the Valuation Date.

5.2 METHOD OF VALUATION

In determining the fair market value of securities held in the Trust Fund which are listed on a registered stock exchange, the Administrator shall direct the Trustee to value the same at the prices they were last traded on such exchange preceding the close of business on the Valuation Date. If such securities were not traded on the Valuation Date, or if the exchange on which they are traded was not open for business on the Valuation Date, then the securities shall be valued at the prices at which they were last traded prior to the Valuation Date. Any unlisted security held in the Trust Fund shall be valued at its bid price next preceding the close of business on the Valuation Date, which bid price shall be obtained from a registered broker or an investment banker. In determining the fair market value of assets other than securities for which trading or bid prices can be obtained, the Trustee may appraise such assets itself, or in its discretion, employ one or more appraisers for that purpose and rely on the values established by such appraiser or appraisers.

ARTICLE VI
DETERMINATION AND DISTRIBUTION OF BENEFITS

6.1 DETERMINATION OF BENEFITS UPON RETIREMENT

Every Participant may terminate employment with the Employer and retire for the purposes hereof on the Participant's Normal Retirement Date or Early Retirement Date. However, a Participant may postpone the termination of employment with the Employer to a later date, in which event the participation of such Participant in the Plan, including the right to receive allocations pursuant to Section 4.4, shall continue until such Participant's Late Retirement Date. Upon a Participant's Retirement Date or attainment of Normal Retirement Date without termination of employment with the Employer (subject to the provisions of Section 4.2(d)), or as soon thereafter as is practicable, the Administrator shall direct the distribution, at the election of the Participant, of the Participant's entire Vested interest in the Plan (or any portion thereof), in accordance with Section 6.5.

6.2 DETERMINATION OF BENEFITS UPON DEATH

(a) **100% Vesting on Death**. Upon the death of a Participant before the Participant's Retirement Date or other termination of employment, all amounts credited to such Participant's Account shall become fully Vested.

(b) **Distribution upon Death**. Upon the death of a Participant, the Administrator shall direct, in accordance with the provisions of Sections 6.6 and 6.7, the distribution of any remaining amounts credited to the accounts of the deceased Participant to such Participant's Beneficiary.

(c) **Security for Loans**. Any security interest held by the Plan by reason of an outstanding loan to the Participant shall be taken into account in determining the amount of the Pre-Retirement Survivor Annuity.

(d) **Determination of Death Benefit by Administrator**. The Administrator may require such proper proof of death and such evidence of the right of any person to receive payment of the value of the account of a deceased Participant as the Administrator may deem desirable. The Administrator's determination of death and of the right of any person to receive payment shall be conclusive.

(e) **Beneficiary Designation**. The Beneficiary of the death benefit payable pursuant to this Section shall be the Participant's surviving spouse. The Participant may designate a Beneficiary other than the spouse to receive the Participant's death benefit, but only if:

(1) the Participant's spouse has waived the right to be the Participant's Beneficiary, or

(2) the Participant is legally separated or has been abandoned (within the meaning of local law) and the Participant has a court order to such effect (and there is no qualified domestic relations order as defined in Code Section 414(p) which provides otherwise), or

(3) the Participant has no spouse, or

(4) the spouse cannot be located.

In such event, the designation of a Beneficiary shall be made on a form satisfactory to the Administrator. A Participant may at any time revoke a designation of a Beneficiary or change a Beneficiary by filing written notice (or in such other form as permitted by the Internal Revenue Service) of such revocation or change with the Administrator. However, the Participant's spouse must again consent in writing (or in such other form as permitted by the Internal Revenue Service) to any change in Beneficiary unless the original consent acknowledged that the spouse had the right to limit consent only to a specific Beneficiary and that the spouse voluntarily elected to relinquish such right.

(f) **Beneficiary if No Beneficiary Elected by Participant.** In the event no valid designation of Beneficiary exists with respect to all or a portion of the death benefit, or if the Beneficiary of such death benefit is not alive at the time of the Participant's death and no contingent Beneficiary has been designated, then such death benefit will be paid in the following order of priority to:

(1) the Participant's surviving Spouse; or

(2) the Participant's estate.

If the Beneficiary does not predecease the Participant, but dies prior to distribution of the death benefit, the death benefit will be paid to the Beneficiary's designated Beneficiary (or if there is no designated Beneficiary, to the Beneficiary's estate).

6.3 DISABILITY RETIREMENT BENEFITS

In the event of a Participant's Disability prior to the Participant's Retirement Date or other termination of employment, all amounts credited to such Participant's Account shall become fully Vested. In the event of a Participant's Disability, the Administrator, in accordance with the provisions of Sections 6.5 and 6.7, shall direct the distribution to such Participant of all Vested amounts credited to such Participant's Account.

6.4 DETERMINATION OF BENEFITS UPON TERMINATION

(a) **Payment on Termination of Employment.** If a Participant's employment with the Employer is terminated for any reason other than death, Disability or retirement, then such Participant shall be entitled to such benefits as are provided hereinafter pursuant to this Section 6.4.

Distribution of the funds due to a Terminated Participant shall be made on the occurrence of an event which would result in a distributable event had the Terminated Participant remained in the employ of the Employer (upon the Participant's death, Disability, Early or Normal Retirement). However, at the election of the Participant, the Administrator shall direct the distribution of the entire Vested portion of the Terminated Participant's Account be payable to such Terminated Participant as soon as administratively feasible after termination of employment. Any distribution under this paragraph shall be made in a manner which is consistent with and satisfies the provisions of Section 6.5, including, but not limited to, all notice and consent requirements of Code Sections 417 and 411(a)(11) and the Regulations thereunder.

For distributions made prior to March 28, 2005, if the value of a Terminated Participant's Vested benefit derived from Employer and Employee contributions (including accumulated Qualified Voluntary Employee Contributions) does not exceed $5,000 ($3,500 for Plan Years beginning prior to August 6, 1997), the Administrator shall direct the Trustee to cause the entire vested benefit to be paid to such Participant in a single lump sum.

For distributions made on or after March 28, 2005, the following shall apply:

(1) if the value of a Terminated Participant's Vested benefit derived from Employer and Employee contributions (including accumulated Qualified Voluntary Employee Contributions) does not exceed $1,000, the Administrator shall direct the Trustee to cause the entire Vested benefit to be paid to such Participant in a single lump sum.

(2) if the value of a Terminated Participant's vested benefit derived from Employer and Employee contributions (including accumulated Qualified Voluntary Employee Contributions) exceeds $1,000, but does not exceed $5,000 and, if the Participant does not elect to have distribution paid directly to an eligible retirement plan specified by the Participant in a direct rollover or to receive the distribution directly in accordance with this Plan, the Administrator shall direct the Trustee to pay the distribution in a direct rollover to an individual retirement plan designated by the Administrator.

For purposes of this Section 6.4, if the value of a Terminated Participant's Vested benefit is zero, the Terminated Participant shall be deemed to have received a distribution of such Vested benefit.

(b) **Vesting Schedule.** The Vested portion of the Account of any Participant attributable to Employer contributions shall be a percentage of the total amount credited to the Participant's Accounts determined on the basis of the Participant's number of whole year Periods of Service according to the following schedule(s):

(1) The Elective Deferral Account, the Qualified Matching Contribution Account and the Qualified Nonelective Contribution Account shall be 100% Vested regardless of a Participant's number of whole year Periods of Service.

(2) The Vested portion of the Matching Contribution Account shall be determined in accordance with the following vesting schedule:

Vesting Schedule

Periods of Service	Percentage
Less than 2 Years	0%
2	25%
3	50%
4	75%
5 or more	100%

(c) **No Reduction in Vested Percentage Due to Change in Vesting Schedule.** Notwithstanding the vesting schedule above, the Vested percentage of a Participant's Account shall not be less than the Vested percentage attained as of the later of the effective date or adoption date of this amendment and restatement.

(d) **Time of Application of Vesting Schedule Liberalization.** In the absence of any provision to the contrary, any direct or indirect increase to a Participant's Vested percentage (at any point on a vesting schedule) will not apply to a Participant unless and until such Participant completes an Hour of Service after the effective date of such amendment.

(e) **100% Vesting on Partial or Full Plan Termination.** Notwithstanding the vesting schedule above, upon the complete discontinuance of the Employer contributions to the Plan or upon any full or partial termination of the Plan, all amounts then credited to the account of any affected Participant shall become 100% Vested and shall not thereafter be subject to Forfeiture.

(f) **Continuation of Old Schedule if 3 Years of Service.** The computation of a Participant's nonforfeitable percentage of such Participant's interest in the Plan shall not be reduced as the result of any direct or indirect amendment to this Plan. In the event that the Plan is amended to change or modify any vesting schedule, or if the Plan is amended in any way that directly or indirectly affects the computation of the Participant's nonforfeitable percentage, or if the Plan is deemed amended by an automatic change to or from a top-heavy vesting schedule, then each Participant with an Hour of Service after such change and who has at least three (3) whole year Periods of Service as of the expiration date of the election period may elect to have such Participant's nonforfeitable percentage computed under the Plan without regard to such amendment or change. If such a Participant fails to make such election, then such Participant shall be subject to the new vesting schedule. The Participant's election period shall commence on the date the amendment is adopted or deemed to be made and shall end sixty (60) days after the latest of:

(1) the adoption date of the amendment,

(2) the effective date of the amendment, or

(3) the date the Participant receives written notice of the amendment from the Employer or Administrator.

6.5 DISTRIBUTION OF BENEFITS

The Administrator, pursuant to the election of the Participant, shall direct the Trustee to distribute to a Participant or such Participant's Beneficiary the amount (if any) to which the Participant or Beneficiary has become entitled under the Plan in accordance with this Section.

(a) A terminated Participant who elects to defer receipt of his account may withdraw his account any time. A Participant who separates from service, or dies while employed by the Employer, after he attains his Early Retirement Date or age 65, or after he has become Totally and Permanently Disabled, may elect (or his beneficiary may elect in the event of death) to have his interest in the

Plan retained by the Plan until age 70-1/2 (or when the Participant would have attained age 70-1/2 in the event of his death). Such deferred amount shall be paid (or commence to be paid) as soon as practicable after the date the Participant attains age 70-1/2 (or the Participant would have attained age 70-1/2 in the event of his death); provided, however, the Participant may elect to withdraw all or a portion of his interest in the Plan prior to attaining age 70-1/2.

(b) The Administrator, pursuant to the election of the Participant (and subject to spousal consent in accordance with the procedures established by the Administrator), shall direct the Trustee to distribute to a Participant or his Beneficiary any amount to which he is entitled under the Plan in one or more of the following methods:

(1) One lump-sum payment in cash or in property allocated to the Participant's Account.

(2) Payments over a period certain in monthly, quarterly, semiannual, or annual cash installments. In order to provide such installment payments, the Administrator may (A) segregate the aggregate amount thereof in a separate, federally insured savings account, certificate of deposit in a bank or savings and loan association, money market certificate or other liquid short-term security or (B) purchase a nontransferable annuity Contract for a term certain (with no life contingencies) providing for such payment. The period over which such payment is to be made shall not extend beyond the Participant's life expectancy (or the life expectancy of the Participant and the Participant's designated Beneficiary).

(3) A Participant may withdraw all or a portion of his after-tax account at any time.

Distributions shall be made in cash or shares of Employer stock, except distributions may be made in Fund Shares of marketable securities (as defined in Code Section 731(c)(2)) at the election of the Participant, pursuant to the qualifying rollover of such distribution to an individual retirement account, subject to the Plan administration requirements. A "Fund Share" means the share, unit or other evidence of ownership in a permissible investment.

(c) Effective with respect to distributions made on or after March 28, 2005, a distribution to a Participant who has a Total Vested Benefit which exceeds $5,000 shall require such Participant's written consent (or in such other form as permitted by the Internal Revenue Service) if such distribution commences prior to the time the benefit is "immediately distributable." A benefit is "immediately distributable" if any part of the benefit could be distributed to the Participant (or surviving spouse) before the Participant attains (or would have attained if not deceased) the Participant's Normal Retirement Age. Any consent required by this paragraph must be obtained not more than ninety (90) days before commencement of the distribution.

(d) The following rules will apply to the consent requirements set forth in this Section:

(1) No consent shall be valid unless the Participant has received a general description of the material features and an explanation of the relative values of the optional forms of benefit available under the Plan that would satisfy the notice requirements of Code Section 417 with respect to the Participant's Pre-Retirement Survivor Annuity Account.

(2) The Participant must be informed of the right to defer receipt of the distribution. If a Participant fails to consent, it shall be deemed an election to defer the commencement of payment of any benefit. However, any election to defer the receipt of benefits shall not apply with respect to distributions which are required under Section 6.8.

(3) Notice of the rights specified under this paragraph shall be provided no less than thirty (30) days and no more than ninety (90) days before the Annuity Starting Date. Notwithstanding the above, the Annuity Starting Date may be a date prior to the date the explanation is provided to the Participant if the distribution does not commence until at least thirty (30) days after such explanation is provided, subject to the waiver of the thirty (30) day period as provided for in Section 6.5(a)(6).

(4) Written consent (or such other form as permitted by the Internal Revenue Service) of the Participant to the distribution must not be made before the Participant receives the notice and must not be made more than ninety (90) days before the Annuity Starting Date.

(5) No consent shall be valid if a significant detriment is imposed under the Plan on any Participant who does not consent to the distribution.

Any such distribution may be made less than thirty (30) days, subject to Section 6.5(a)(6), after the notice required under Regulation 1.411(a)-11(c) is given, provided that: (1) the Administrator clearly informs the Participant that the Participant has a right to a period of at least thirty (30) days after receiving the notice to consider the decision of whether or not to elect a distribution (and, if applicable, a particular distribution option), and (2) the Participant, after receiving the notice, affirmatively elects a distribution.

(e) Effective with respect to distributions made on or after March 28, 2005, if a mandatory distribution greater than $1,000 is made in accordance with the provisions of the Plan providing for an automatic distribution to a Participant without the Participant's consent, and the Participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the Participant in a direct rollover (in accordance with the direct rollover provisions of the Plan) or to receive the distribution directly, then the Administrator shall direct that the distribution be made in a direct rollover to an Individual Retirement Account described in Code Section 408(a) or an Individual Retirement Annuity described in Code Section 408(b), as designated by the Administrator. The Administrator may operationally implement this provision with respect to distributions that are $1,000 or less by providing an immediate lump sum distribution.

(f) If a distribution is made to a Participant who has not severed employment and who is not fully Vested in the Participant's Account and the Participant may increase the Vested percentage in such account, then, at any relevant time the Participant's Vested portion of the account will be equal to an amount ("X") determined by the formula:

X equals P(AB plus D) - D

For purposes of applying the formula: P is the Vested percentage at the relevant time, AB is the account balance at the relevant time, and D is the amount of distribution, and the relevant time is the time at which, under the Plan, the Vested percentage in the account cannot increase.

(g) Required minimum distributions (Code Section 401(a)(9)). Notwithstanding any provision in the Plan to the contrary, the distribution of a Participant's benefits, whether under the Plan or through the purchase of an annuity Contract, shall be made in accordance with the requirements of Section 6.8.

(h) All withdrawals and distributions from the Plan shall be made from the sub-accounts in the order established by the Administrator.

6.6 DISTRIBUTION OF BENEFITS UPON DEATH

(a) The death benefit payable pursuant to Section 6.2 shall be paid to the Participant's Beneficiary within a reasonable time after the Participant's death. If either (i) the decedent has not attained age 55 at the time of death, or (ii) the Beneficiary is not the decedent's spouse at the date of death, the distribution shall be made in one lump sum cash payment. In all other events, the surviving spouse Beneficiary shall have the right to elect, and shall be subject to, the alternative forms of distribution and withdrawal provided by Section 6.5. In the event the death benefit payable pursuant to Section 6.2 is payable in installments, upon the death of the Participant, the Administrator may direct the Trustee to segregate the death benefit into a separate account, and the Trustee shall invest such segregated account separately, and the funds accumulated in such account shall be used for the payment of the installments.

(b) Notwithstanding any provision in the Plan to the contrary, distributions upon the death of a Participant shall comply with the requirements of Section 6.8.

6.7 TIME OF DISTRIBUTION

Except as limited by Section 6.8, whenever a distribution is to be made, or a series of payments are to commence, the distribution or series of payments may be made or begun as soon as practicable. However, unless a Participant elects in writing to defer the receipt of benefits (such election may not result in a death benefit that is more than incidental), the payment of benefits shall begin not later than the sixtieth (60th) day after the close of the Plan Year in which the latest of the following events occurs: (a) the date on which the Participant attains the earlier of age

65 or the Normal Retirement Age specified herein; (b) the tenth (10th) anniversary of the year in which the Participant commenced participation in the Plan; or (c) the date the Participant terminates service with the Employer.

Notwithstanding the foregoing, the failure of a Participant and, if applicable, the Participant's spouse, to consent to a distribution that is immediately distributable (within the meaning of Section 6.5), shall be deemed to be an election to defer the commencement of payment of any benefit sufficient to satisfy this Section.

6.8 REQUIRED MINIMUM DISTRIBUTIONS

(a) **General Rules**

(1) **Effective Date.** Unless otherwise specified, the provisions of this Section will apply for purposes of determining required minimum distributions for calendar years beginning with the 2002 calendar year.

(2) **Precedence.** The requirements of this Section shall apply to any distribution of a Participant's interest in the Plan and take precedence over any inconsistent provisions of the Plan.

(3) **Requirements of Treasury Regulations Incorporated.** All distributions required under this Section will be determined and made in accordance with the Regulations under Code Section 401(a)(9) and the minimum distribution incidental benefit requirement of Code Section 401(a)(9)(G).

(b) **Time and Manner of Distribution**

(1) **Required Beginning Date.** The Participant's entire interest will be distributed, or begin to be distributed, to the Participant no later than the Participant's required beginning date.

(2) **Death of Participant before Distributions Begin.** If the Participant dies before distributions begin, the Participant's entire death benefit will be distributed, or begin to be distributed, as follows:

(i) Distribution of the Participant's death benefit shall be completed by December 31 of the calendar year containing the fifth anniversary of the Participant's death, or, if the Participant's surviving spouse is the Participant's designated beneficiary, will begin by December 31 of the calendar year immediately following the calendar year in which the Participant died, or by December 31 of the calendar year in which the Participant would have attained age 70 1/2, if later, and be payable over the life (or over a period not exceeding the life expectancy) of such surviving spouse.

(ii) If the Participant's surviving spouse is the Participant's sole designated beneficiary and the surviving spouse dies after the Participant but before distributions to the surviving spouse begin, this Section 6.8(b), other than this paragraph, will apply as if the surviving spouse were the Participant. Thus, in all such cases, the time at which distributions must commence (or be completed by) shall be determined solely by reference to the year that the Participant died, and not the year in which the Participant would have attained age 70 1/2.

For purposes of this Section 6.8(b), unless a surviving spouse is electing to commence benefits based upon the date that the Participant would have attained age 70 1/2, distributions are considered to begin on the Participant's required beginning date. If the surviving-spouse election applies, distributions are considered to begin on the date distributions are required to begin to the surviving spouse under Section 6.8(b). If distributions under an annuity purchased from an insurance company irrevocably commence to the Participant before the Participant's required beginning date (or to the Participant's surviving spouse before the date distributions are required to begin to the surviving spouse under Section 6.8(b)), the date distributions are considered to begin is the date distributions actually commence.

(3) **Forms of Distribution.** Unless the Participant's interest is distributed in the form of an annuity purchased from an insurance company or in a single sum on or before the required beginning date, as of the first distribution calendar year distributions will be made in accordance with Sections 6.8(c) and 6.8(d). If the Participant's interest is distributed in

the form of an annuity purchased from an insurance company, distributions thereunder will be made in accordance with the requirements of Code Section 401(a)(9) and the Regulations thereunder. All distributions under this Section shall be made in a manner which is consistent with and satisfies the provisions of Section 6.5, including, but not limited to, all notice and consent requirements of Code Sections 417 and 411(a)(11) and the Regulations thereunder.

(c) **Required Minimum Distributions during Participant's Lifetime**

(1) **Amount of Required Minimum Distribution for each Distribution Calendar Year**. During the Participant's lifetime, the minimum amount that will be distributed for each distribution calendar year is the lesser of:

(i) the quotient obtained by dividing the Participant's Account balance by the distribution period in the Uniform Lifetime Table set forth in Regulation Section 1.401(a)(9)-9, using the Participant's age as of the Participant's birthday in the distribution calendar year; or

(ii) if the Participant's sole designated beneficiary for the distribution calendar year is the Participant's spouse and the spouse is more than 10 years younger than the Participant, the quotient obtained by dividing the Participant's Account balance by the number in the Joint and Last Survivor Table set forth in Regulation Section 1.401(a)(9)-9, using the Participant's and spouse's attained ages as of the Participant's and spouse's birthdays in the distribution calendar year.

(2) **Lifetime Required Minimum Distributions Continue Through Year of Participant's Death.** Required minimum distributions will be determined under this Section 6.8(c) beginning with the first distribution calendar year and up to and including the distribution calendar year that includes the Participant's date of death.

(d) **Required Minimum Distributions after Participant's Death**

(1) **Death on or After Date Distributions Begin.**

(i) **Participant Survived by Designated Beneficiary.** If the Participant dies on or after the date distributions begin and there is a designated beneficiary, the minimum amount that will be distributed for each distribution calendar year after the year of the Participant's death is the quotient obtained by dividing the Participant's Account balance by the longer of the remaining life expectancy of the Participant or the remaining life expectancy of the Participant's designated beneficiary, determined as follows:

(A) The Participant's remaining life expectancy is calculated using the age of the Participant in the year of death, reduced by one for each subsequent year.

(B) If the Participant's surviving spouse is the Participant's sole designated beneficiary, the remaining life expectancy of the surviving spouse is calculated for each distribution calendar year after the year of the Participant's death using the surviving spouse's age as of the spouse's birthday in that year. For distribution calendar years after the year of the surviving spouse's death, the remaining life expectancy of the surviving spouse is calculated using the age of the surviving spouse as of the spouse's birthday in the calendar year of the spouse's death, reduced by one for each subsequent calendar year.

(C) If the Participant's surviving spouse is not the Participant's sole designated beneficiary, the designated beneficiary's remaining life expectancy is calculated using the age of the beneficiary in the year following the year of the Participant's death, reduced by one for each subsequent year.

(ii) **No Designated Beneficiary**. If the Participant dies on or after the date distributions begin and there is no designated beneficiary as of September 30 of the year after the year of the Participant's death, the minimum amount that will be distributed for each distribution calendar year after the year of the Participant's death is the quotient obtained by dividing the Participant's Account balance by the Participant's remaining life expectancy calculated using the age of the Participant in the year of death, reduced by one for each subsequent year.

(2) **Death Before Date Distributions Begin.**

(i) **Participant Survived by Designated Beneficiary.** Except as provided in Section 6.8(b)(3), if the Participant dies before the date distributions begin and there is a designated beneficiary, the minimum amount that will be distributed for each distribution calendar year after the year of the Participant's death is the quotient obtained by dividing the Participant's Account balance by the remaining life expectancy of the Participant's designated beneficiary, determined as provided in Section 6.8(d)(1).

(ii) **No Designated Beneficiary.** If the Participant dies before the date distributions begin and there is no designated beneficiary as of September 30 of the year following the year of the Participant's death, distribution of the Participant's entire interest will be completed by December 31 of the calendar year containing the fifth anniversary of the Participant's death.

(iii) **Death of Surviving Spouse before Distributions to Surviving Spouse are Required to Begin.** If the Participant dies before the date distributions begin, the Participant's surviving spouse is the Participant's sole designated beneficiary, and the surviving spouse dies before distributions are required to begin to the surviving spouse under Section 6.8(b), this Section 6.8(d)(2) will apply as if the surviving spouse were the Participant.

(e) **Definitions.** For purposes of this Section, the following definitions apply:

(1) "Designated beneficiary" means the individual who is designated as the Beneficiary under the Plan and is the designated beneficiary under Code Section 401(a)(9) and Regulation Section 1.401(a)(9)-4, Q&A-4.

(2) "Distribution calendar year" means a calendar year for which a minimum distribution is required. For distributions beginning before the Participant's death, the first distribution calendar year is the calendar year immediately preceding the calendar year which contains the Participant's "required beginning date." For distributions beginning after the Participant's death, the first distribution calendar year is the calendar year in which distributions are required to begin under Section 6.8(b). The required minimum distribution for the Participant's first distribution calendar year will be made on or before the Participant's "required beginning date." The required minimum distribution for other distribution calendar years, including the required minimum distribution for the distribution calendar year in which the Participant's "required beginning date" occurs, will be made on or before December 31 of that distribution calendar year.

(3) "Life expectancy" means the life expectancy as computed by use of the Single Life Table in Regulation Section 1.401(a)(9)-9, Q&A-1.

(4) "Participant's account balance" means the "Participant's account balance" as of the last Valuation Date in the calendar year immediately preceding the Distribution calendar year (valuation calendar year) increased by the amount of any contributions made and allocated or Forfeitures allocated to the account balance as of dates in the valuation calendar year after the Valuation Date and decreased by distributions made in the valuation calendar year after the Valuation Date. For this purpose, the Administrator may exclude contributions that are allocated to the account balance as of dates in the valuation calendar year after the Valuation Date, but that are not actually made during the valuation calendar year. The account balance for the valuation calendar year includes any amounts rolled over or transferred to the Plan either in the valuation calendar year or in the Distribution calendar year if distributed or transferred in the valuation calendar year.

(5) "Required beginning date" means, with respect to any Participant, April 1 of the calendar year following the later of the calendar year in which the Participant attains age 70 1/2 or

the calendar year in which the Participant retires, except that benefit distributions to a 5-percent owner must commence by April 1 of the calendar year following the calendar year in which the Participant attains age 70 1/2.

(6) "5-percent owner" means a Participant who is a 5-percent owner as defined in Code Section 416 at any time during the Plan Year ending with or within the calendar year in which such owner attains age 70 1/2. Once distributions have begun to a 5-percent owner under this Section they must continue to be distributed, even if the Participant ceases to be a 5-percent owner in a subsequent year.

(f) **Transition rules**

(1) **Rules for Plans in Existence before 1997**. Any required minimum distribution rights conferred on participants in order to comply with (or as a means of complying with) the changes to Code Section 401(a)(9) made by the Small Business Jobs Protection Act of 1996 that were still in effect immediately prior to this restatement shall be preserved.

(2) **Applicable Regulations**. Notwithstanding any Plan provision to the contrary, required minimum distributions before 2003 were made as follows:

(i) **2001**. Required minimum distributions for calendar year 2001 were made pursuant to the proposed Regulations under Code Section 401(a)(9) published in the Federal Register on July 27, 1987 (the "1987 Proposed Regulations").

(ii) **2002**. Required minimum distributions for calendar year 2002 were made in accordance with Code Section 401(a)(9) and the 1987 Proposed Regulations.

(g) **Statutory (TEFRA) Transition Rules**

(1) Notwithstanding the other provisions of this Section, other than the spouse's right of consent afforded under the Plan, distributions may be made on behalf of any Participant, including a five percent (5%) owner, who has made a designation in accordance with Section 242(b)(2) of the Tax Equity and Fiscal Responsibility Act (TEFRA) and in accordance with all of the following requirements (regardless of when such distribution commences):

(i) The distribution by the Plan is one which would not have disqualified such plan under Code Section 401(a)(9) as in effect prior to amendment by the Deficit Reduction Act of 1984.

(ii) The distribution is in accordance with a method of distribution designated by the Participant whose interest in the plan is being distributed or, if the Participant is deceased, by a Beneficiary of such Participant.

(iii) Such designation was in writing, was signed by the Participant or the Beneficiary, and was made before January 1, 1984.

(iv) The Participant had accrued a benefit under the Plan as of December 31, 1983.

(v) The method of distribution designated by the Participant or the Beneficiary specifies the time at which distribution will commence, the period over which distributions will be made, and in the case of any distribution upon the Participant's death, the Beneficiaries of the Participant listed in order of priority.

(2) A distribution upon death will not be covered by the transitional rule of this subsection unless the information in the designation contains the required information described above with respect to the distributions to be made upon the death of the Participant.

(3) For any distribution which commences before January 1, 1984, but continues after December 31, 1983, the Participant, or the Beneficiary, to whom such distribution is being made, will be presumed to have designated the method of distribution under which the distribution is being made if the method of distribution was specified in writing and the distribution satisfies the requirements in (1)(i) and (1)(v) of this subsection.

(4) If a designation is revoked, any subsequent distribution must satisfy the requirements of Code Section 401(a)(9) and the Regulations thereunder. If a designation is revoked subsequent to the date distributions are required to begin, the Plan must distribute by the end of the calendar year following the calendar year in which the revocation occurs the total amount not yet distributed which would have been required to have been distributed to satisfy Code Section 401(a)(9) and the Regulations thereunder, but for the Section 242(b)(2) election. For calendar years beginning after December 31, 1988, such distributions must meet the minimum distribution incidental benefit requirements. Any changes in the designation will be considered to be a revocation of the designation. However, the mere substitution or addition of another Beneficiary (one not named in the designation) under the designation will not be considered to be a revocation of the designation, so long as such substitution or addition does not alter the period over which distributions are to be made under the designation, directly or indirectly (for example, by altering the relevant measuring life).

(5) In the case in which an amount is transferred or rolled over from one plan to another plan, the rules in Regulation Section 1.401(a)(9)-8, Q&A-14 and Q&A-15, shall apply.

6.9 DISTRIBUTION FOR MINOR OR INCOMPETENT INDIVIDUAL

In the event a distribution is to be made to a minor or incompetent individual, then the Administrator may direct that such distribution be paid to the court-appointed legal guardian or any other person authorized under state law to receive such distribution, or if none, then in the case of a minor Beneficiary, to a parent of such Beneficiary, or to the custodian for such Beneficiary under the Uniform Gift to Minors Act or Gift to Minors Act, if such is permitted by the laws of the state in which said Beneficiary resides. Such a payment to the guardian, custodian or parent of a minor or incompetent individual shall fully discharge the Trustee, Employer, and Plan from further liability on account thereof.

6.10 LOCATION OF PARTICIPANT OR BENEFICIARY UNKNOWN

In the event that all, or any portion, of the distribution payable to a Participant or Beneficiary hereunder shall, at the Participant's Normal Retirement Age, remain unpaid solely by reason of the inability of the Administrator, after sending a registered letter, return receipt requested, to the last known address, and after further diligent effort, to ascertain the whereabouts of such Participant or Beneficiary, the amount so distributable shall be treated as a Forfeiture pursuant to the Plan. In the event a Participant or Beneficiary is located subsequent to the Forfeiture, such benefit shall be restored, first from Forfeitures, if any, and then from an additional Employer contribution if necessary. However, regardless of the preceding, a benefit that is lost by reason of escheat under applicable state law is not treated as a Forfeiture for purposes of this Section nor as an impermissible forfeiture under the Code.

6.11 PRE-RETIREMENT DISTRIBUTION OF EMPLOYER CONTRIBUTIONS

At such time as a Participant shall have attained Normal Retirement Age, the Administrator, at the election of the Participant who has not severed employment with the Employer, shall direct the Trustee to distribute all or a portion of the amount then credited to all accounts maintained on behalf of the Participant.

In the event that the Administrator makes such a distribution, the Participant shall continue to be eligible to participate in the Plan on the same basis as any other Employee. Any distribution made pursuant to this Section shall be made in a manner consistent with Section 6.5, including, but not limited to, all notice and consent requirements of Code Sections 417 and 411(a)(11) and the Regulations thereunder.

For purposes of this Section, a Participant shall mean an Employee or Former Employee with an Account Balance under the Plan.

6.12 ADVANCE DISTRIBUTION FOR HARDSHIP

(a) The Administrator, at the election of the Participant whether or not currently employed as an Employee, shall direct the Trustee to distribute to any Participant from the Vested portion of the Participant's Account the amount necessary to satisfy the immediate and heavy financial need of the Participant, subject to the limitations of this Section. Any distribution made pursuant to this Section shall be deemed to be made as of the first day of the Plan Year or, if later, the Valuation Date immediately preceding the date of distribution. Effective with respect to Plan Years beginning in 2006, any withdrawal made pursuant to this Section shall be deemed to be on account of an immediate and heavy financial need of the Participant if the withdrawal is for:

(1) Expenses for (or necessary to obtain) medical care (for the Participant or the spouse or dependent of the Participant) that would be deductible by the Participant under Code Section 213(d) (determined without regard to whether the expenses exceed 7.5% of adjusted gross income);

(2) Costs directly related to the purchase (excluding mortgage payments) of a principal residence for the Participant;

(3) Payments for burial or funeral expenses for the Participant's deceased parent, spouse, children or dependents (as defined in Code Section 152, and, for taxable years beginning on or after January 1, 2005, without regard to Code Section 152(d)(1)(B));

(4) Payment of tuition, related educational fees, and room and board expenses, for up to the next twelve (12) months of post-secondary education for the Participant, the Participant's spouse, children, or dependents (as defined in Code Section 152, and, for taxable years beginning on or after January 1, 2005, without regard to Code Sections 152(b)(1), (b)(2), and (d)(1)(B));

(5) Payments necessary to prevent the eviction of the Participant from the Participant's principal residence or foreclosure on the mortgage on that residence; or

(6) For Plan Years beginning on or after January 1, 2006, expenses for the repair of damage to the Participant's principal residence that would qualify for the casualty deduction under Code Section 165 (determined without regard to whether the loss exceeds 10% of adjusted gross income).

(b) No distribution shall be made pursuant to this Section unless the Administrator, based upon the Participant's representation and such other facts as are known to the Administrator, determines that all of the following conditions are satisfied:

(1) The distribution is not in excess of the amount of the immediate and heavy financial need of the Participant. The amount of the immediate and heavy financial need may include any amounts necessary to pay any federal, state, or local income taxes or penalties reasonably anticipated to result from the distribution;

(2) The Participant has obtained all distributions, other than hardship distributions, and all nontaxable (at the time of the loan) loans currently available under all plans maintained by the Employer;

(3) On or after December 31, 2001, the Plan, and all other plans maintained by the Employer, provide that the Participant's Elective Deferrals and After-Tax Voluntary Contributions will be suspended for at least six (6) months after receipt of the hardship distribution or, the Participant, pursuant to a legally enforceable agreement, will suspend Elective Deferrals and After-Tax Voluntary Contributions to the Plan and all other plans maintained by the Employer for at least six (6) months after receipt of the hardship distribution; and

(c) Any distribution made pursuant to this Section shall be made in a manner which is consistent with and satisfies the provisions of Section 6.5, including, but not limited to, all notice and consent requirements of Code Sections 417 and 411(a)(11) and the Regulations thereunder.

6.13 QUALIFIED DOMESTIC RELATIONS ORDER DISTRIBUTION

All rights and benefits, including elections, provided to a Participant in this Plan shall be subject to the rights afforded to any alternate payee under a qualified domestic relations order. Furthermore, a distribution to an alternate payee shall be permitted if such distribution is authorized by a qualified domestic relations order, even if the affected Participant has not separated from service and has not reached the earliest retirement age. For the purposes of this Section, the terms "alternate payee," "qualified domestic relations order" and "earliest retirement age" shall have the meaning set forth under Code Section 414(p).

6.14 DIRECT ROLLOVER

(a) **Right to Direct Partial Rollover.** Notwithstanding any provision of the Plan to the contrary that would otherwise limit a distributee's election under this Section, effective for Plan Years beginning on or after January 1, 2002, a distributee may elect, at the time and in the manner prescribed by the Administrator, to have only a portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

(b) For purposes of this Section the following definitions shall apply:

(1) An "eligible rollover distribution" means any distribution described in Code Section 402(c)(4) and generally includes any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee or the joint lives (or joint life expectancies) of the distributee and the distributee's Designated Beneficiary, or for a specified period of ten (10) years or more; any distribution to the extent such distribution is required under Code Section 401(a)(9); the portion of any other distribution(s) that is not includible in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities); and any other distribution reasonably expected to total less than $200 during a year. Any amount that is distributed on account of hardship shall not be an eligible rollover distribution and the distributee may not elect to have any portion of such a distribution paid directly to an eligible retirement plan.

Notwithstanding the above, a portion of a distribution shall not fail to be an eligible rollover distribution merely because the portion consists of After-Tax Voluntary Contributions which are not includible in gross income. However, such portion may be transferred only to an individual retirement account or annuity described in Code Section 408(a) or (b), or to a qualified defined contribution plan described in Code Section 401(a) or 403(a) that agrees to separately account for amounts so transferred, including separately accounting for the portion of such distribution which is includible in gross income and the portion of such distribution which is not so includible.

(2) An "eligible retirement plan" is an individual retirement account described in Code Section 408(a), an individual retirement annuity described in Code Section 408(b), (other than an endowment contract), a qualified trust (an employees' trust) described in Code Section 401(a) which is exempt from tax under Code Section 501(a) and which agrees to separately account for amounts transferred into such plan from this Plan, an annuity plan described in Code Section 403(a), an eligible deferred compensation plan described in Code Section 457(b) which is maintained by a state, political subdivision of a state, or any agency or instrumentality thereof which agrees to separately account for amounts transferred into such plan from this Plan, and an annuity contract described in Code Section 403(b) that accepts the distributee's eligible rollover distribution. However, in the case of an "eligible rollover distribution" to the surviving spouse or a surviving designated Beneficiary, an eligible retirement plan is an individual retirement account or individual retirement annuity. The definition of eligible retirement plan shall also apply in the case of a distribution to a surviving spouse, or to a spouse or former spouse who is the alternate payee under a qualified domestic relation order, as defined in Code Section 414(p).

(3) A "distributee" includes an Employee or Former Employee. In addition, the Employee's or Former Employee's surviving spouse and surviving designated Beneficiary and the Employee's or Former Employee's spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in Code Section 414(p), are distributees.

(4) A "direct rollover" is a payment by the Plan to the "eligible retirement plan" specified by the distributee.

(c) **Participant Notice**. A Participant entitled to an eligible rollover distribution must receive a written explanation of his/her right to a direct rollover, the tax consequences of not making a direct rollover, and, if applicable, any available special income tax elections. The notice must be provided within the same 30-to-90 day timeframe applicable to the Participant consent notice. The direct rollover notice must be provided to all Participants, unless the total amount the Participant will receive as a distribution during the calendar year is expected to be less than $200.

6.15 TRANSFER OF ASSETS FROM A MONEY PURCHASE PLAN

Notwithstanding any provision of this Plan to the contrary, to the extent that any optional form of benefit under this Plan permits a distribution prior to the Employee's attainment of Normal Retirement Age, death, disability, or severance from employment, and prior to Plan termination, the optional form of benefit is not available with respect to benefits attributable to assets (including the post-transfer earnings thereon) and liabilities that are transferred, within the meaning of Code Section 414(l), to this Plan from a money purchase pension plan qualified under Code Section 401(a) (other than any portion of those assets and liabilities attributable to after-tax voluntary employee contributions or to a direct or indirect rollover contribution).

6.16 CORRECTIVE DISTRIBUTIONS

Nothing in this Article shall preclude the Administrator from making a distribution to a Participant, to the extent such distribution is made to correct a qualification defect in accordance with the corrective procedures under any voluntary compliance program.

ARTICLE VII
TRUSTEE

7.1 BASIC RESPONSIBILITIES OF THE TRUSTEE

(a) The Trustee shall have the following categories of responsibilities:

(1) To invest, manage, and control the Plan assets subject, however, to the direction of a Participant with respect to Participant Directed Accounts, the Administrator, an Investment Manager or other agent appointed by the Administrator;

(2) At the direction of the Administrator, to pay benefits required under the Plan to be paid to Participants, or, in the event of their death, to their Beneficiaries; and

(3) To maintain records of receipts and disbursements and furnish to the Administrator for each Plan Year a written annual report pursuant to Section 7.8.

(b) In the event that the Trustee shall be directed by a Participant (pursuant to the Participant Direction Procedures), the Employer, an Investment Manager or other agent appointed by the Employer with respect to the investment of any or all Plan assets, the Trustee shall have no liability with respect to the investment of such assets, but shall be responsible only to execute such investment instructions as so directed.

(1) The Trustee shall be entitled to rely fully on the written (or other form acceptable to the Administrator and the Trustee, including, but not limited to, voice recorded) instructions of a Participant (pursuant to the Participant Direction Procedures), the Employer, or any Fiduciary or nonfiduciary agent of the Employer, in the discharge of such duties, and shall not be liable for any loss or other liability, resulting from such direction (or lack of direction) of the investment of any part of the Plan assets.

(2) The Trustee may delegate the duty of executing such instructions to any nonfiduciary agent, which may be an affiliate of the Trustee or any Plan representative.

(3) The Trustee may refuse to comply with any direction from the Participant in the event the Trustee, in its sole and absolute discretion, deems such directions improper by virtue of applicable law. The Trustee shall not be responsible or liable for any loss or expense which may result from the Trustee's refusal or failure to comply with any directions from the Participant.

(4) Any costs and expenses related to compliance with the Participant's directions shall be borne by the Participant's Directed Account, unless paid by the Employer.

(5) Notwithstanding anything hereinabove to the contrary, the Trustee shall not invest any portion of a Participant's Directed Account in collectibles within the meaning of that term as employed in Code Section 408(m).

(c) The Trustee is accountable to the Employer for the funds contributed to the Plan by the Employer, but the Trustee does not have any duty to see that the contributions received comply with the provisions of the Plan. The Trustee is not obligated to collect any contributions from the Employer, nor is it under a duty to see that funds deposited with it are deposited in accordance with the provisions of the Plan.

(d) The Trustee will credit and distribute the Trust Fund as directed by the Administrator. The Trustee is not obligated to inquire as to whether any payee or distributee is entitled to any payment or whether the distribution is proper or within the terms of the Plan, or whether the manner of making any payment or distribution is proper. The Trustee is accountable only to the Administrator for any payment or distribution made by it in good faith on the order or direction of the Administrator.

(e) The Trustee may employ a bank or trust company pursuant to the terms of its usual and customary bank agency agreement, under which the duties of such bank or trust company shall be of a custodial, clerical and record-keeping nature.

(f) The Trustee may employ and pay from the Trust Fund reasonable compensation to agents, attorneys, accountants and other persons to advise the Trustee as in its opinion may be necessary. The Trustee may delegate to any agent, attorney, accountant or other person selected by it any non-Trustee power or duty vested in it by the Plan, and the Trustee may act or refrain from acting on the advice or opinion of any such person.

7.2 INVESTMENT POWERS AND DUTIES OF THE TRUSTEE

(a) The Trustee shall invest and reinvest the Trust Funds to keep the Trust Fund invested without distinction between principal and income and in such securities or property, real or personal, wherever situated, as the Trustee shall deem advisable, including, but not limited to, stocks, common or preferred, open-end or closed-end mutual funds, bonds and other evidences of indebtedness or ownership, and real estate or any interest therein. The Trustee shall at all times in making investments of the Trust Fund consider, among other factors, the short and long-term financial needs of the Plan on the basis of information furnished by the Administrator. In making such investments, the Trustee shall not be restricted to securities or other property of the character expressly authorized by the applicable law for trust investments; however, the Trustee shall give due regard to any limitations imposed by the Code or the Act so that at all times the Plan may qualify as a qualified plan pursuant to Code Section 401(a). The Trustee shall discharge its duties with respect to the Plan solely in the interest of the Participants and Beneficiaries and with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims.

(b) Notwithstanding anything in this Plan to the contrary, including the other Sections of this Article, the Trustee is to administer all or a portion of the trust as a nondiscretionary Trustee. Accordingly, the Trustee shall have no discretionary authority to invest, manage, exercise voting rights or control those Plan assets, but must act solely as a directed Trustee of those Plan assets. A nondiscretionary Trustee, as directed Trustee of the Plan funds it holds, is authorized and empowered, by way of limitation, with the powers, rights and duties set forth herein, each of which the nondiscretionary Trustee exercises solely as directed Trustee in accordance with the direction of the party which has the authority to manage and control the investment of the Plan assets. If no directions are provided to the Trustee, the Administrator will provide necessary direction. Furthermore, the Administrator and the nondiscretionary Trustee may, in writing, limit the powers of the nondiscretionary Trustee to any combination of powers set forth in this Plan.

7.3 OTHER POWERS OF THE TRUSTEE

The Trustee, in addition to all powers and authorities under common law, statutory authority, including the Act, and other provisions of the Plan, shall have the following powers and authorities, to be exercised in the Trustee's sole discretion:

(a) To purchase, or subscribe for, any securities or other property and to retain the same. In conjunction with the purchase of securities, margin accounts may be opened and maintained;

(b) To sell, exchange, convey, transfer, grant options to purchase, or otherwise dispose of any securities or other property held by the Trustee, by private contract or at public auction. No person dealing with the Trustee shall be bound to see to the application of the purchase money or to inquire into the validity, expediency, or propriety of any such sale or other disposition, with or without advertisement;

(c) To vote upon any stocks, bonds, or other securities; to give general or special proxies or powers of attorney with or without power of substitution; to exercise any conversion privileges, subscription rights or other options, and to make any payments incidental thereto; to oppose, or to consent to, or otherwise participate in, corporate reorganizations or other changes affecting corporate securities, and to delegate discretionary powers, and to pay any assessments or charges in connection therewith; and generally to exercise any of the powers of an owner with respect to stocks, bonds, securities, or other property. However, the Trustee shall not vote proxies relating to securities for which it has not been assigned full investment management responsibilities. In those cases where another party has such investment authority or discretion, the Trustee will deliver all proxies to said party who will then have full responsibility for voting those proxies;

(d) To cause any securities or other property to be registered in the name of the Trust, and the books and records of the Trustee shall at all times show that all such investments are part of the Trust Fund, or to cause any securities or other property to be registered in the Trustee's own name or in the name of a nominee or in a street name, provided such securities or other property are held on behalf of the Plan by (i) a bank or trust company, (ii) a broker or dealer registered under the Securities Exchange Act of 1934, or a nominee of such broker or dealer, or (iii) a clearing agency as defined in Section 3(a)(23) of the Securities Exchange Act of 1934;

(e) To borrow or raise money for the purposes of the Plan in such amount, and upon such terms and conditions, as the Trustee shall deem advisable; and for any sum so borrowed, to issue a promissory note as Trustee, and to secure the repayment thereof by pledging all, or any part, of the Trust Fund; and no person lending money to the Trustee shall be bound to see to the application of the money lent or to inquire into the validity, expediency, or propriety of any borrowing;

(f) To keep such portion of the Trust Fund in cash or cash balances as the Trustee may, from time to time, deem to be in the best interests of the Plan, without liability for interest thereon;

(g) To accept and retain for such time as the Trustee may deem advisable any securities or other property received or acquired as Trustee hereunder, whether or not such securities or other property would normally be purchased as investments hereunder;

(h) To make, execute, acknowledge, and deliver any and all documents of transfer and conveyance and any and all other instruments that may be necessary or appropriate to carry out the powers herein granted;

(i) To settle, compromise, or submit to arbitration any claims, debts, or damages due or owing to or from the Plan (provided such arbitration does not apply to Participants or Beneficiaries), to commence or defend suits or legal or administrative proceedings, and to represent the Plan in all suits and legal and administrative proceedings;

(j) To employ suitable agents and counsel and to pay their reasonable expenses and compensation, and such agent or counsel may also be agent or counsel for the Employer;

(k) To apply for and procure from responsible insurance companies, to be selected by the Administrator, as an investment of the Trust Fund such annuity, or other Contracts (on the life of any Participant, or on the life of any person in whom a Participant has an insurable interest, or on the joint lives of a Participant and any person in whom the Participant has an insurable interest) as the Administrator shall deem proper; to exercise, at the direction of the person with the authority to do so, whatever rights and privileges may be granted under such annuity or other Contracts; to collect, receive, and settle for the proceeds of all such annuity or other Contracts as and when entitled to do so under the provisions thereof;

(l) To invest funds of the Trust in time deposits or savings accounts bearing a reasonable rate of interest or in cash or cash balances without liability for interest thereon, including the specific authority to invest in any type of deposit of the Trustee (or of a financial institution related to a Trustee);

(m) To invest in Treasury Bills and other forms of United States government obligations;

(n) To invest in shares of investment companies registered under the Investment Company Act of 1940, including any money market fund advised by or offered through any corporate trustee or affiliate thereof;

(o) To sell, purchase and acquire put or call options if the options are traded on and purchased through a national securities exchange registered under the Securities Exchange Act of 1934, as amended, or, if the options are not traded on a national securities exchange, are guaranteed by a member firm of the New York Stock Exchange regardless of whether such options are covered;

(p) To deposit monies in federally insured savings accounts or certificates of deposit in banks or savings and loan associations including the specific authority to make deposit into any savings accounts or certificates of deposit of any corporate trustee or affiliate thereof;

(q) To pool all or any of the Trust Fund, from time to time, with assets belonging to any other qualified employee pension benefit trust created by the Employer or any Affiliated Employer, and to commingle such assets and make joint or common investments and carry joint accounts on behalf of this Plan and Trust and such other trust or trusts, allocating undivided shares or interests in such investments or accounts or any pooled assets of the two or more trusts in accordance with their respective interests; and

(r) To do all such acts and exercise all such rights and privileges, although not specifically mentioned herein, as the Trustee may deem necessary to carry out the purposes of the Plan.

7.4 POWERS OF THE CUSTODIAN

The Administrator may appoint a custodian of the Plan assets. A custodian has the same powers, rights and duties as a nondiscretionary Trustee. Any reference in the Plan to a Trustee also is a reference to a custodian unless the context of the Plan indicates otherwise. A limitation of the Trustee's liability by Plan provision also acts as a limitation of the custodian's liability. The Custodian will be protected from any liability with respect to actions taken pursuant to the direction of the Trustee, Plan Administrator, the Employer, an Investment Manager, a Named Fiduciary or other third party with authority to provide direction to the Custodian. The resignation or removal of the custodian shall be made in accordance with Section 7.10 as though the custodian were a Trustee.

7.5 ALLOCATION AND DELEGATION OF RESPONSIBILITIES

If more than one person is appointed as Trustee, the responsibilities of each Trustee may be specified by the Employer and accepted in writing by each Trustee. In the event that no such delegation is made by the Employer, the Trustees may allocate the responsibilities among themselves in a written document signed by all Trustees, in which event the Trustees shall notify the Employer and the Administrator in writing of such action and specify the responsibilities of each Trustee. The Administrator thereafter shall accept and rely upon any documents executed by the appropriate Trustee until such time as the Employer or the Trustees file with the Administrator a written revocation of such designation.

7.6 MAJORITY ACTION

Except where there has been an allocation and delegation of powers, if there shall be more than one Trustee, they shall act by a majority of their number, but may authorize one or more of them to sign papers on their behalf.

7.7 TRUSTEE'S COMPENSATION AND EXPENSES AND TAXES

The Trustee shall be paid such reasonable compensation as set forth in the Trustee's fee schedule (if the Trustee has such a schedule) or as agreed upon in writing by the Administrator and the Trustee. In addition, the Trustee shall be reimbursed for any reasonable expenses, including reasonable counsel fees incurred by it as Trustee. Such compensation and expenses shall be paid from the Trust Fund unless paid or advanced by the Employer. All taxes of any kind whatsoever that may be levied or assessed under existing or future laws upon, or in respect of, the Trust Fund or the income thereof, shall be paid from the Trust Fund.

7.8 ANNUAL REPORT OF THE TRUSTEE

(a) **Annual Report.** Within a reasonable period of time after the later of the Anniversary Date or receipt of the Employer contribution for each Plan Year, the Trustee, or its agent, shall furnish to the Administrator a written statement of account with respect to the Plan Year for which such contribution was made setting forth:

(1) the net income, or loss, of the Trust Fund;

(2) the gains, or losses, realized by the Trust Fund upon sales or other disposition of the assets;

(3) the increase, or decrease, in the value of the Trust Fund;

(4) all payments and distributions made from the Trust Fund; and

(5) such further information as the Trustee and/or Administrator deems appropriate.

(b) **Administrator Approval of Report.** The Administrator, promptly upon its receipt of each such statement of account, shall acknowledge receipt thereof in writing and advise the Trustee of its approval or disapproval thereof. Failure by the Administrator to disapprove any such statement of account within thirty (30) days after its receipt thereof shall be deemed an approval thereof. The approval by the Administrator of any statement of account shall be binding on the Administrator and the Trustee as to all matters contained in the statement to the same extent as if the account of the Trustee had been settled by judgment or decree in an action for a judicial settlement of its account in a court of competent jurisdiction in which the Trustee, the Employer and all persons having or claiming an interest in the Plan were parties. However, nothing contained in this Section shall deprive the Trustee of its right to have its accounts judicially settled if the Trustee so desires.

7.9 AUDIT

(a) **Duty to engage accountant.** If an audit of the Plan's records shall be required by the Act and the regulations thereunder for any Plan Year, the Administrator shall engage on behalf of all Participants an independent qualified public accountant for that purpose. Such accountant shall, after an audit of the books and records of the Plan in accordance with generally accepted auditing standards, within a reasonable period after the close of the Plan Year, furnish to the Administrator and the Trustee a report of the audit setting forth the accountant's opinion as to whether any statements, schedules or lists that are required by Act Section 103 or the Secretary of Labor to be filed with the Plan's annual report, are presented fairly in conformity with generally accepted accounting principles applied consistently.

(b) **Payment of Fees.** All auditing and accounting fees shall be an expense of and may, at the election of the Employer, be paid from the Trust Fund.

(c) **Information to be provided to Administrator.** If some or all of the information necessary to enable the Administrator to comply with Act Section 103 is maintained by a bank, insurance company, or similar institution, regulated, supervised, and subject to periodic examination by a state or federal agency, then it shall transmit and certify the accuracy of that information to the Administrator as provided in Act Section 103(b) within one hundred twenty (120) days after the end of the Plan Year or such other date as may be prescribed under regulations of the Secretary of Labor.

7.10 RESIGNATION, REMOVAL AND SUCCESSION OF TRUSTEE

(a) **Trustee Resignation.** The Trustee may resign at any time by delivering to the Administrator, at least thirty (30) days before its effective date, a written notice of resignation.

(b) **Trustee Removal.** The Administrator may remove a Trustee at any time by delivering to the Trustee, at least thirty (30) days before its effective date, a written notice of such Trustee's removal.

(c) **Appointment of Successor.** Upon the death, resignation, incapacity, or removal of any Trustee, a successor may be appointed by the Administrator; and such successor, upon accepting such appointment in writing and delivering same to the Administrator, shall, without further act, become vested with all the powers and responsibilities of the predecessor as if such successor had been originally named as a Trustee herein. Until such a successor is appointed, the remaining Trustee or Trustees shall have full authority to act under the terms of the Plan.

(d) **Appointment of Successor Prior to Removal of Predecessor.** The Administrator may designate one or more successors prior to the death, resignation, incapacity, or removal of a Trustee. In the event a successor is so designated by the Administrator and accepts such designation, the successor shall, without further act, become vested with all the powers and responsibilities of the predecessor as if such successor had been originally named as Trustee herein immediately upon the death, resignation, incapacity, or removal of the predecessor.

(e) **Trustee's Statement upon Cessation of Being Trustee.** Whenever any Trustee hereunder ceases to serve as such, the Trustee shall furnish to the Administrator a written statement of account with respect to the portion of the Plan Year during which the individual or entity served as Trustee. This statement shall be either (i) included as part of the annual statement of account for the Plan Year required under Section 7.8 or (ii) set forth in a special statement. Any such special statement of account should be rendered to the Employer no later than the due date of the annual statement of account for the Plan Year. The procedures set forth in Section 7.8 for the approval by the Administrator of annual statements of account shall apply to any special statement of account rendered hereunder and approval by the Administrator of any such special statement in the manner provided in Section 7.8 shall have the same effect upon the statement as the Administrator's approval of an annual statement of account. No successor to the Trustee shall have any duty or responsibility to investigate the acts or transactions of any predecessor who has rendered all statements of account required by Section 7.8 and this subparagraph.

7.11 TRANSFER OF INTEREST

Notwithstanding any other provisions contained in this Plan, the Trustee at the direction of the Administrator shall transfer the Vested interest, if any, of a Participant to another trust forming part of a pension, profit sharing or stock bonus plan maintained by such Participant's new employer and represented by said employer in writing as meeting the requirements of Code Section 401(a), provided that the trust to which such transfers are made permits the transfer to be made.

7.12 EMPLOYER SECURITIES AND REAL PROPERTY

The Trustee shall be empowered to acquire and hold qualifying Employer securities and qualifying Employer real property, as those terms are defined in the Act, provided, however, that the Trustee shall not be permitted to acquire any qualifying Employer securities or qualifying Employer real property if, immediately after the acquisition of such securities or property, the fair market value of all qualifying Employer securities and qualifying Employer real property held by the Trustee hereunder should amount to more than 100% of the fair market value of all the assets in the Trust Fund.

ARTICLE VIII
AMENDMENT, TERMINATION, MERGERS AND LOANS

8.1 AMENDMENT

(a) **General Rule on Employer Amendment.** The Employer shall have the right at any time to amend this Plan, subject to the limitations of this Section. However, any amendment which affects the rights, duties or responsibilities of the Trustee or Administrator, other than an amendment to remove the Trustee or an Administrator, may only be made with the Trustee's or Administrator's written consent. Any such amendment shall become effective as provided therein upon its execution. The Trustee shall not be required to execute any such amendment unless the amendment affects the duties of the Trustee hereunder.

(b) **Procedure.** The procedure for the Employer to amend the Plan is for the approval of material Plan amendments by the Compensation Committee of the Board of Directors of Valmont Industries, Inc. and the approval of other amendments by the Vice President of Human Resources of the Employer ("HRVP"). Action by such Compensation Committee and the HRVP amending the Plan shall be a settlor function of the Employer and not a fiduciary function.

(c) **Impermissible Amendments.** No amendment to the Plan shall be effective if it authorizes or permits any part of the Trust Fund (other than such part as is required to pay taxes and administration expenses) to be used for or diverted to any purpose other than for the exclusive benefit of the Participants or their Beneficiaries or estates, or causes any reduction in the amount credited to the account of any Participant, or causes or permits any portion of the Trust Fund to revert to or become property of the Employer.

(d) **Anti-Cutback Restrictions.** Except as permitted by Regulations (including Regulation 1.411(d)-4) or other IRS guidance, no Plan amendment or transaction having the effect of a Plan amendment (such as a merger, plan transfer or similar transaction) shall be effective if it eliminates or reduces any Section 411(d)(6) protected benefit or adds or modifies conditions relating to Section 411(d)(6) protected benefits which results in a further restriction on such benefits unless such "Section 411(d)(6) protected benefits" are preserved with respect to benefits accrued as of the later of the adoption date or effective date of the amendment. The term "Section 411(d)(6) protected benefits" means benefits described in Code Section 411(d)(6)(A), early retirement benefits and retirement-type subsidies, and optional forms of benefit. An amendment which has the effect of decreasing a Participant's Account balance with respect to benefits attributable to service before the amendment shall be treated as reducing an accrued benefit. The preceding shall not apply to a Plan amendment that eliminates or restricts the ability of a Participant to receive payment of his or her Account under a particular optional form of benefit if the amendment provides a single-sum distribution form that is otherwise identical to the optional form of benefit being eliminated or restricted. For this purpose, a single-sum distribution form is otherwise identical only if the single-sum distribution form is identical in all respects to the eliminated or restricted optional form of benefit (or would be identical except that it provides greater rights to the Participant) except with respect to the timing of payments after commencement.

8.2 TERMINATION

(a) **Termination of Plan.** The Employer shall have the right at any time to terminate the Plan by delivering to the Trustee and Administrator written notice of such termination. Upon any full or partial termination, all amounts credited to the affected Participants' Accounts shall become 100% Vested as provided in Section 6.4 and shall not thereafter be subject to forfeiture.

(b) **Distribution of Assets.** Upon the full termination of the Plan, the Employer shall direct the distribution of the assets of the Plan to Participants in a manner which is consistent with the provisions of Section 6.5 except that no Participant or spousal consent is required. Distributions to a Participant shall be made in cash or in property allocated to the Participant's Account or through the purchase of irrevocable nontransferable deferred commitments from an insurer. Except as permitted by Regulations, the termination of the Plan shall not result in the reduction of Section 411(d)(6) protected benefits in accordance with Section 8.1(e).

(c) **Abandoned Plan.** If the Employer, in accordance with DOL guidance, abandons the Plan, then the Trustee (or Insurer) or other party permitted to take action as a qualified terminal administrator (QTA), may terminate the Plan in accordance with applicable Department of Labor and IRS regulations and other guidance.

8.3 MERGER, CONSOLIDATION OR TRANSFER OF ASSETS

This Plan may be merged or consolidated with, or its assets and/or liabilities may be transferred to any other plan and trust, only if the benefits which would be received by a Participant of this Plan, in the event of a termination of the Plan immediately after such transfer, merger or consolidation, are at least equal to the benefits the Participant would have received if the Plan had terminated immediately before the transfer, merger or consolidation, and such transfer, merger or consolidation does not otherwise result in the elimination or reduction of any Section 411(d)(6) protected benefits in accordance with Section 8.1(e).

8.4 LOANS TO PARTICIPANTS

(a) **Permitted Loans.** The Trustee (or the Administrator if the Trustee is a nondiscretionary Trustee or if loans are treated as Participant directed investments pursuant to this Plan) may, in the Trustee's (or, if applicable, the Administrator's) sole discretion, make Plan loans to Participants or Beneficiaries under the following circumstances: (1) loans shall be made available to Participants and Beneficiaries on a reasonably equivalent basis; (2) loans shall not be made available to Highly Compensated Employees in an amount greater than the amount that is made available to other Participants and Beneficiaries; (3) loans shall bear a reasonable rate of interest; (4) loans shall be adequately secured; and (5) loans shall provide for periodic repayment over a reasonable period of time. Furthermore, no Plan loan shall exceed a Participant's Vested interest in the Plan.

(b) **Plan loans for Owner-Employees or Shareholder-Employees.** Effective for Plan loans made after December 31, 2001, the Plan provisions prohibiting Plan loans to any Owner-Employee or Shareholder-Employee shall cease to apply.

(c) **Prohibited Assignment or Pledge.** An assignment or pledge of any portion of a Participant's interest in the Plan and a loan, pledge, or assignment with respect to any insurance Contract purchased under the Plan, shall be treated as a Plan loan under this Section.

(d) **QVECs.** No Plan loan shall take into account the present value of such Participant's Qualified Voluntary Employee Contribution Account.

(e) **Spousal Consent.** The written (or such other form as permitted by the Internal Revenue Service) consent of the Participant's spouse shall be required in a manner consistent with Section 6.5 (e.g., the consent must be in writing, must acknowledge the effect of the loan, and must be witnessed by a plan representative or notary public). Such written (or such other form as permitted by the Internal Revenue Service) consent must be obtained within the ninety (90) day period prior to the date the loan is made.

(f) **Loan Program.** The Administrator shall be authorized to establish a Participant Loan Program to provide for loans under the Plan. The Participant Loan Program shall be established in accordance with Department of Labor regulation Section 2550.408(b)-1(d)(2) providing for loans by the Plan to parties-in-interest under this Plan, such as Participants or Beneficiaries. In order for the Administrator to implement such Participant Loan Program, a separate written document forming a part of this Plan must be adopted, which document shall specifically include, but need not be limited to, the following:

(1) the identity of the person or positions authorized to administer the Participant loan program;

(2) a procedure for applying for loans;

(3) the basis on which loans will be approved or denied;

(4) limitations, if any, on the types and amounts of loans offered;

(5) the procedure under the program for determining a reasonable rate of interest;

(6) the types of collateral which may secure a Participant loan; and

(7) the events constituting default and the steps that will be taken to preserve Plan assets in the event such default.

Such Participant Loan Program shall be contained in a separate written document which, when properly executed, is hereby incorporated by reference and made a part of the Plan. Furthermore, such Participant Loan Program may be modified or amended in writing from time to time without the necessity of amending this Plan.

(g) **Loan Default.** Notwithstanding anything in this Plan to the contrary, if a Participant or Beneficiary defaults on a Plan loan made pursuant to this Section and such loan is secured by the Participant's interest in the Plan, then, to the extent provided in the Participant loan program, a Participant's interest may be offset by the amount subject to the security to the extent there is a distributable event permitted by the Code or Regulations.

(h) **Loans Subject to Plan Terms.** Notwithstanding anything in this Section to the contrary, any Plan loans made prior to the date this amendment and restatement is adopted shall be subject to the terms of the Plan in effect at the time such loan was made.

ARTICLE IX
TOP-HEAVY

9.1 TOP-HEAVY PLAN REQUIREMENTS

(a) **Top-Heavy Requirements.** For any Top-Heavy Plan Year, the Plan shall provide the special vesting requirements of Code Section 416(b) pursuant to Section 6.4 of the Plan and the minimum required allocation of Code Section 416(c) pursuant to Section 4.4 of the Plan.

9.2 DETERMINATION OF TOP-HEAVY STATUS

(a) **Definition of Top-Heavy Plan.** This Plan shall be a Top-Heavy Plan if any of the following conditions exists:

(1) if the "top-heavy ratio" for this Plan exceeds sixty percent (60%) and this Plan is not part of any "required aggregation group" or "permissive aggregation group";

(2) if this Plan is a part of a "required aggregation group" but not part of a "permissive aggregation group" and the "top-heavy ratio" for the group of plans exceeds sixty percent (60%); or

(3) if this Plan is a part of a "required aggregation group" and part of a "permissive aggregation group" and the "top-heavy ratio" for the "permissive aggregation group" exceeds sixty percent (60%).

(b) **Top-Heavy Ratio.** "Top-heavy ratio" means, with respect to a "determination date":

(1) If the Employer maintains one or more defined contribution plans (including any simplified employee pension plan (as defined in Code Section 408(k)) and the Employer has not maintained any defined benefit plan which during the 5-year period ending on the "determination date" has or has had accrued benefits, the top-heavy ratio for this plan alone or for the "required aggregation group" or "permissive aggregation group" as appropriate is a fraction, the numerator of which is the sum of the account balances of all Key Employees as of the "determination date" (including any part of any account balance distributed in the 1-year period ending on the "determination date") (5-year period ending on the "determination date" in the case of a distribution made for a reason other than severance from employment, death or disability and in determining whether the Plan is top-heavy for Plan Years beginning before January 1, 2002), and the denominator of which is the sum of all account balances (including any part of any account balance distributed in the 1-year period ending on the "determination date") (5-year period ending on the "determination date" in the case of a distribution made for a reason other than severance from employment, death or disability and in determining whether the Plan is top-heavy for Plan Years beginning before January 1, 2002), both computed in accordance with Code Section 416 and the Regulations thereunder.

Both the numerator and denominator of the top-heavy ratio are increased to reflect any contribution not actually made as of the "determination date," but which is required to be taken into account on that date under Code Section 416 and the Regulations thereunder.

(2) If the Employer maintains one or more defined contribution plans (including any simplified employee pension plan) and the Employer maintains or has maintained one or more defined benefit plans which during the 5-year period ending on the "determination date" has or has had any accrued benefits, the top-heavy ratio for any "required aggregation group" or "permissive aggregation group" as appropriate is a fraction, the numerator of which is the sum of account balances under the aggregated defined contribution plan or plans for all Key Employees, determined in accordance with (1) above, and the present value of accrued benefits under the aggregated defined benefit plan or plans for all Key Employees as of the "determination date," and the denominator of which is the sum of the account balances under the aggregated defined contribution plan or plans for all participants, determined in accordance with (1) above, and the present value of accrued benefits under the defined benefit plan or plans for all participants as of the "determination date," all determined in accordance with Code Section 416 and the Regulations thereunder. The accrued benefits under a defined benefit plan in both the numerator and denominator of the top-heavy ratio are increased for any distribution of an accrued benefit made in the 1-year period ending on the "determination date" (5-year period ending on the "determination date" in the case of a distribution made for a reason other than severance from employment, death or disability and in determining whether the Plan is top-heavy for Plan Years beginning before January 1, 2002).

(3) For purposes of (1) and (2) above, the value of account balances and the present value of accrued benefits will be determined as of the most recent "valuation date" that falls within or ends with the 12-month period ending on the "determination date," except as provided in Code Section 416 and the Regulations thereunder for the first and second plan years of a defined benefit plan. The account balances and accrued benefits of a participant (i) who is not a Key Employee but who was a Key Employee in a prior year, or (ii) who has not been credited with at least one Hour of Service with any Employer maintaining the plan at any time during the 1-year period (5-year period in determining whether the Plan is top-heavy for Plan Years beginning before January 1, 2002) ending on the "determination date" will be disregarded. The calculation of the top-heavy ratio, and the extent to which distributions, rollovers, and transfers are taken into account will be made in accordance with Code Section 416 and the Regulations thereunder. Deductible employee

contributions will not be taken into account for purposes of computing the top-heavy ratio. When aggregating plans the value of account balances and accrued benefits will be calculated with reference to the "determination dates" that fall within the same calendar year.

The accrued benefit of a participant other than a Key Employee shall be determined under (i) the method, if any, that uniformly applies for accrual purposes under all defined benefit plans maintained by the employer, or (ii) if there is no such method, as if such benefit accrued not more rapidly than the slowest accrual rate permitted under the fractional rule of Code Section 411(b)(1)(C).

(4) The calculation of top-heavy ratio, and the extent to which distributions, rollovers, and transfers are taken into account, will be made in accordance with Code Section 416 and the regulations thereunder.

(c) **Determination Date.** "Determination date" means, for any Plan Year subsequent to the first Plan Year, the last day of the preceding Plan Year. For the first Plan Year of the Plan, "determination date" means the last day of that Plan Year.

(d) **Permissive Aggregation Group.** "Permissive aggregation group" means the "required aggregation group" of plans plus any other plan or plans of the Employer or any Affiliated Employer which, when considered as a group with the required aggregation group, would continue to satisfy the requirements of Code Sections 401(a)(4) and 410.

(e) **Required Aggregation Group.** "Required aggregation group" means: (1) each qualified plan of the Employer or any Affiliated Employer in which at least one Key Employee participates or participated at any time during the Plan Year containing the determination date or any of the four preceding plan years (regardless of whether the plan has terminated), and (2) any other qualified plan of the Employer or any Affiliated Employer which enables a plan described in (l) to meet the requirements of Code Sections 401(a)(4) or 410.

(f) **Valuation Date.** "Valuation date" means the date elected by the Employer as of which account balances or accrued benefits are valued for purposes of calculating the "top-heavy ratio."

ARTICLE X
MISCELLANEOUS

10.1 PARTICIPANT'S RIGHTS

This Plan shall not be deemed to constitute a contract between the Employer and any Participant or to be a consideration or an inducement for the employment of any Participant or Employee. Nothing contained in this Plan shall be deemed to give any Participant or Employee the right to be retained in the service of the Employer or to interfere with the right of the Employer to discharge any Participant or Employee at any time regardless of the effect which such discharge shall have upon the Employee as a Participant of this Plan.

10.2 ALIENATION OF BENEFITS

(a) **General Rule.** Subject to the exceptions provided below, and as otherwise permitted by the Code and the Act, no benefit which shall be payable to any person (including a Participant or the Participant's Beneficiary) shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, or charge, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, or charge the same shall be void; and no such benefit shall in any manner be liable for, or subject to, the debts, contracts, liabilities, engagements, or torts of any such person, nor shall it be subject to attachment or legal process for or against such person, and the same shall not be recognized, except to such extent as may be required by law.

(b) **Exception for loans.** Subsection (a) shall not apply to the extent a Participant or Beneficiary is indebted to the Plan, by reason of a loan made pursuant to Section 8.4. At the time a distribution is to be made to or for a Participant's or Beneficiary's benefit, such proportion of the amount to be distributed as shall equal such indebtedness shall be paid to the Plan, to apply against or discharge such indebtedness. Prior to making a payment, however, the Participant or Beneficiary must be given written notice by the Administrator that such indebtedness is to be so paid in whole or part from the Participant's Account. If the Participant or Beneficiary does not agree that the indebtedness is a valid claim against the Vested Participant's Account, the Participant or

Beneficiary shall be entitled to a review of the validity of the claim in accordance with procedures provided in Sections 2.10 and 2.11.

(c) **Exception for QDRO**. Subsection (a) shall not apply to a qualified domestic relations order defined in Code Section 414(p), and those other domestic relations orders permitted to be so treated by the Administrator under the provisions of the Retirement Equity Act of 1984. The Administrator shall establish a written procedure to determine the qualified status of domestic relations orders and to administer distributions under such qualified orders. Further, to the extent provided under a qualified domestic relations order, a former spouse of a Participant shall be treated as the spouse or surviving spouse for all purposes under the Plan.

(d) **Exception for Certain Debts to Plan**. Subsection (a) shall not apply to an offset to a Participant's accrued benefit against an amount that the Participant is ordered or required to pay the Plan with respect to a judgment, order, or decree issued, or a settlement entered into in accordance with Code Sections 401(a)(13)(C) and (D).

With respect to distributions from the Participant's Pre-Retirement Survivor Annuity Account, if the Participant has a spouse at the time at which the offset is to be made:

(1) either such spouse has consented in writing to such offset and such consent is witnessed by a notary public or representative of the Plan (or it is established to the satisfaction of a Plan representative that such consent may not be obtained by reason of circumstances described in Code Section 417(a)(2)(B)), or an election to waive the right of the spouse to either a qualified joint and survivor annuity or a qualified Pre-Retirement Survivor Annuity is in effect in accordance with the requirements of Code Section 417(a),

(2) such spouse is ordered or required in such judgment, order, decree or settlement to pay an amount to the Plan in connection with a violation of fiduciary duties, or

(3) in such judgment, order, decree or settlement, such spouse retains the right to receive the survivor annuity under a qualified joint and survivor annuity provided pursuant to Code Section 401(a)(11)(A)(i) and under a qualified Pre-Retirement Survivor Annuity provided pursuant to Code Section 401(a)(11)(A)(ii).

10.3 CONSTRUCTION AND INTERPRETATION OF PLAN

(a) **Applicable State Laws**. This Plan and Trust shall be construed and enforced according to the Code, the Act and the laws of the State of Nebraska, other than its laws respecting choice of law, to the extent not pre-empted by Federal law.

(b) **Single Subsections**. This Plan and Trust may contain single subsections. The existence of such single subsections shall not constitute scrivener's errors.

(c) **Separate Accounts**. Unless otherwise specified by a particular provision, the term "separate account" does not require a separate fund, only a notational entry in a recordkeeping system.

10.4 GENDER AND NUMBER

(a) **Masculine and Feminine**. Wherever any words are used herein in the masculine, feminine or neuter gender, they shall be construed as though they were also used in another gender in all cases where they would so apply.

(b) **Singular and Plural**. Whenever any words are used herein in the singular or plural form, they shall be construed as though they were also used in the other form in all cases where they would so apply.

10.5 LEGAL ACTION

In the event any claim, suit, or proceeding is brought regarding the Trust and/or Plan established hereunder to which the Trustee, the Employer or the Administrator may be a party, and such claim, suit, or proceeding is resolved in favor of the Trustee, the Employer or the Administrator, they shall be entitled to be reimbursed from the Trust Fund for any and all costs, attorney's fees, and other expenses pertaining thereto incurred by them for which they shall have become liable.

10.6 PROHIBITION AGAINST DIVERSION OF FUNDS

(a) **General Rule**. Except as provided below and otherwise specifically permitted by law, it shall be impossible by operation of the Plan or of the Trust, by termination of either, by power of revocation or amendment, by the happening of any contingency, by collateral arrangement or by any other means, for any part of the corpus or income of any Trust Fund maintained pursuant to the Plan or any funds contributed thereto to be used for, or diverted to, purposes other than the exclusive benefit of Participants or their Beneficiaries.

(b) **Mistake of Fact**. In the event the Employer shall make an excessive contribution under a mistake of fact pursuant to Act Section 403(c)(2)(A), the Employer may demand repayment of such excessive contribution at any time within one (1) year following the time of payment and the Trustees shall return such amount to the Employer within the one (1) year period. Earnings of the Plan attributable to the contributions may not be returned to the Employer but any losses attributable thereto must reduce the amount so returned.

10.7 EMPLOYER'S AND TRUSTEE'S PROTECTIVE CLAUSE

The Employer, Administrator and Trustee, and their successors, shall not be responsible for the validity of any Contract issued hereunder or for the failure on the part of the insurer to make payments provided by any such Contract, or for the action of any person which may delay payment or render a Contract null and void or unenforceable in whole or in part.

10.8 RECEIPT AND RELEASE FOR PAYMENTS

Any payment to any Participant, the Participant's legal representative, Beneficiary, or to any guardian or committee appointed for such Participant or Beneficiary in accordance with the provisions of the Plan, shall, to the extent thereof, be in full satisfaction of all claims hereunder against the Trustee and the Employer.

10.9 ACTION BY THE EMPLOYER

Whenever the Employer under the terms of the Plan is permitted or required to do or perform any act or matter or thing, it shall be done and performed by the HRVP or any other duly authorized by its legally constituted authority.

10.10 NAMED FIDUCIARIES AND ALLOCATION OF RESPONSIBILITY

The named Fiduciaries of this Plan are the Administrator, the Trustee and any Investment Manager appointed hereunder. The named Fiduciaries shall have only those specific powers, duties, responsibilities, and obligations as are specifically given them under the Plan including, but not limited to, any agreement allocating or delegating their responsibilities, the terms of which are incorporated herein by reference. In general, the Employer shall have the sole responsibility for making the contributions provided for under Section 4.1. The Administrator shall have the authority to appoint and remove the Trustee and to formulate the Plan's funding policy and method. The Administrator shall have the sole responsibility for the administration of the Plan, including, but not limited to, the items specified in Article II of the Plan, as the same may be allocated or delegated thereunder. The Administrator shall act as the named Fiduciary responsible for communicating with the Participant according to the Participant Direction Procedures. The Trustee shall have the sole responsibility of management of the assets held under the Trust, except to the extent directed pursuant to Article II or with respect to those assets, the management of which has been assigned to an Investment Manager, who shall be solely responsible for the management of the assets assigned to it, all as specifically provided in the Plan. Each named Fiduciary warrants that any directions given, information furnished, or action taken by it shall be in accordance with the provisions of the Plan, authorizing or providing for such direction, information or action. Furthermore, each named Fiduciary may rely upon any such direction, information or action of another named Fiduciary as being proper under the Plan, and is not required under the Plan to inquire into the propriety of any such direction, information or action. It is intended under the Plan that each named Fiduciary shall be responsible for the proper exercise of its own powers, duties, responsibilities and obligations under the Plan as specified or allocated herein. No named Fiduciary shall guarantee the Trust Fund in any manner against investment loss or depreciation in asset value. Any person or group may serve in more than one Fiduciary capacity. In furtherance of their responsibilities hereunder, the "named Fiduciaries" shall be empowered to interpret the Plan and Trust and to resolve ambiguities, inconsistencies and omissions, which findings shall be binding, final and conclusive.

10.11 HEADINGS

The headings and subheadings of this Plan have been inserted for convenience of reference and are to be ignored in any construction of the provisions hereof.

10.12 APPROVAL BY INTERNAL REVENUE SERVICE

Notwithstanding anything herein to the contrary, if, pursuant to an application for qualification filed by or on behalf of the Plan by the time prescribed by law for filing the Employer's return for the taxable year in which the Plan is adopted, or such later date that the Secretary of the Treasury may prescribe, the Commissioner of Internal Revenue Service or the Commissioner's delegate should determine that the Plan does not initially qualify as a tax-exempt plan under Code Sections 401 and 501, and such determination is not contested, or if contested, is finally upheld, then if the Plan is a new plan, it shall be void ab initio and all amounts contributed to the Plan by the Employer, less expenses paid, shall be returned within one (1) year after the date the initial qualification is denied, and the Plan shall terminate, and the Trustee shall be discharged from all further obligations. If the disqualification relates to an amended plan, then the Plan shall operate as if it had not been amended.

10.13 ELECTRONIC MEDIA

The Administrator may use telephonic or electronic media to satisfy any notice requirements required by this Plan, to the extent permissible under regulations (or other generally applicable guidance). In addition, a Participant's consent to an immediate distribution may be provided through telephonic or electronic means, to the extent permissible under regulations (or other generally applicable guidance). The Administrator also may use telephonic or electronic media to conduct plan transactions such as enrolling Participants, making (and changing) deferral elections, electing (and changing) investment allocations, applying for Plan loans, and other transactions, to the extent permissible under regulations (or other generally applicable guidance).

10.14 PLAN CORRECTION

The Administrator in conjunction with the Employer may undertake such correction of Plan errors as the Administrator deems necessary, including correction to preserve tax qualification of the Plan under Code Section 401(a) or to correct a fiduciary breach under the Act. Without limiting the Administrator's authority under the prior sentence, the Administrator, as it determines to be reasonable and appropriate, may undertake correction of Plan document, operational, demographic and employer eligibility failures under a method described in the Plan or under the IRS Employee Plans Compliance Resolution System ("EPCRS") or any successor program to EPCRS. The Administrator, as it determines to be reasonable and appropriate, also may undertake or assist the appropriate Fiduciary or Plan official in undertaking correction of a fiduciary breach, including correction under the DOL Voluntary Fiduciary Correction Program ("VFC") or any successor program to VFC. For example, to correct an operational error, the Administrator may require the Trustee to distribute Elective Deferrals or Vested Matching Contributions, including earnings, from the Plan where such amounts result from an operational error other than a failure of Code Section 415, Code Section 402(g), or a failure of the ADP Test or the ACP Test.

10.15 UNIFORMITY

All provisions of this Plan shall be interpreted and applied in a uniform, nondiscriminatory manner. In the event of any conflict between the terms of this Plan and any Contract purchased hereunder, the Plan provisions shall control.

ARTICLE XI
PARTICIPATING EMPLOYERS

11.1 ADOPTION BY OTHER EMPLOYERS

Notwithstanding anything herein to the contrary, with the consent of the Employer, any other corporation or entity, whether an Affiliated Employer or not, may adopt this Plan and all of the provisions hereof, and participate herein and be known as a Participating Employer, by a properly executed document evidencing said intent and will of such Participating Employer.

11.2 REQUIREMENTS OF PARTICIPATING EMPLOYERS

(a) **Same Trustee for All.** Each such Participating Employer shall be required to use the same Trustee as provided in this Plan.

(b) **Holding and Investing Assets**. The Trustee may, but shall not be required to, commingle, hold and invest as one Trust Fund all contributions made by Participating Employers, as well as all increments thereof.

(c) **Payment of Expenses**. Unless the Employer otherwise directs, any expenses of the Plan which are to be paid by the Employer or borne by the Trust Fund shall be paid by each Participating Employer in the same proportion that the total amount standing to the credit of all Participants employed by such Employer bears to the total standing to the credit of all Participants.

11.3 DESIGNATION OF AGENT

Each Participating Employer shall be deemed to be a party to this Plan; provided, however, that with respect to all of its relations with the Trustee and Administrator for the purpose of this Plan, each Participating Employer shall be deemed to have designated irrevocably the Employer as its agent. Unless the context of the Plan clearly indicates the contrary, the word "Employer" shall be deemed to include each Participating Employer as related to its adoption of the Plan.

11.4 EMPLOYEE TRANSFERS

In the event an Employee is transferred between Participating Employers, accumulated service and eligibility shall be carried with the Employee involved. No such transfer shall effect a termination of employment hereunder, and the Participating Employer to which the Employee is transferred shall thereupon become obligated hereunder with respect to such Employee in the same manner as was the Participating Employer from whom the Employee was transferred.

11.5 PARTICIPATING EMPLOYER CONTRIBUTION AND FORFEITURES

Any contribution or Forfeiture subject to allocation during each Plan Year shall be allocated only among those Participants of the Employer or Participating Employers making the contribution or by which the forfeiting Participant was employed. However, if the contribution is made, or the forfeiting Participant was employed, by an Affiliated Employer, such contribution or Forfeiture shall be allocated among all Participants of all Participating Employers who are Affiliated Employers in accordance with the provisions of this Plan. On the basis of the information furnished by the Administrator, the Trustee shall keep separate books and records concerning the affairs of each Participating Employer hereunder and as to the accounts and credits of the Employees of each Participating Employer. The Trustee may, but need not, register Contracts so as to evidence that a particular Participating Employer is the interested Employer hereunder, but in the event of an Employee transfer from one Participating Employer to another, the employing Participating Employer shall immediately notify the Trustee thereof.

11.6 AMENDMENT

Any Participating Employer that is an Affiliated Employer hereby authorizes the Employer to make amendments on its behalf, unless otherwise agreed among all affected parties. If a Participating Employer is not an Affiliated Employer, then amendment of this Plan by the Employer at any time when there shall be a Participating Employer shall, unless otherwise agreed to by the affected parties, only be by the written action of each and every Participating Employer and with the consent of the Trustee where such consent is necessary in accordance with the terms of this Plan.

11.7 DISCONTINUANCE OF PARTICIPATION

Any Participating Employer shall be permitted to discontinue or revoke its participation in the Plan at any time. At the time of any such discontinuance or revocation, satisfactory evidence thereof and of any applicable conditions imposed shall be delivered to the Trustee. The Employer shall have the right to discontinue or revoke the participation in the Plan of any Participating Employer by providing 45 days notice to such Participating Employer. The Trustee shall thereafter transfer, deliver and assign Contracts and other Trust Fund assets allocable to the Participants of such Participating Employer to such new Trustee as shall have been designated by such Participating Employer, in the event that it has established a separate qualified retirement plan for its employees provided, however, that no such transfer shall be made if the result is the elimination or reduction of any Section 411(d)(6) protected benefits as described in Section 8.1(e). If a separate plan has not been established, at the time of such continuance or revocation for whatever reason, the assets and liabilities, Contracts and other Trust Fund assets allocable to such Participating Employer's participation in this Plan shall be spun off pursuant to Code Section 414(l) and such spun off assets shall constitute a retirement plan of the Participating Employer with such Participating Employer becoming sponsor and the individual who has signed the Supplemental Participation Agreement on behalf of the Participating Employer becoming Trustee for this purpose. Such individual shall agree to this appointment by virtue of signing the Supplemental Participation Agreement. If such individual is no longer an Employee of the

Participating Employer, then the Participating Employer shall appoint a Trustee. If no successor is designated, the Trustee shall retain such assets for the Employees of said Participating Employer pursuant to the provisions of Article VII hereof. In no such event shall any part of the corpus or income of the Trust Fund as it relates to such Participating Employer be used for or diverted for purposes other than for the exclusive benefit of the Employees of such Participating Employer.

11.8 ADMINISTRATOR'S AUTHORITY

The Administrator shall have authority to make any and all necessary rules or regulations, binding upon all Participating Employers and all Participants, to effectuate the purpose of this Article.

11.9 PROVISIONS APPLIED SEPARATELY (OR JOINTLY) FOR PARTICIPATING NON-AFFILIATED EMPLOYERS

(a) **Separate Status.** The Plan Administrator will apply the definition of Compensation and perform the tests listed in this Section, separately for each Participating Employer other than an Affiliated Employer of such Participating Employer. For this purpose, the Employees of each Participating Employer (and its Affiliated Employers), and their allocations and accounts, shall be treated as though they were in separate plan. Any correction action, such as additional contributions or corrective distributions, shall only affect the Employees of the Participating Employer (and its Affiliated Employers, if any). The tests subject to this separate treatment are:

(1) The ADP Test.

(2) The ACP Test.

(3) Nondiscrimination testing as described in Code Section 401(a)(4) and the applicable Regulations.

(4) Coverage testing as described in Code Section 410(b) and the Regulations.

(5) Status as a Highly Compensated Employee under Section 1.44.

(b) **Joint Status.** The following tests shall be performed for the plan as whole, without regard to employment by a particular Participating Employer:

(1) Applying the annual addition limitation in Section 4.9, including the related Compensation definition.

(2) Applying the Code Section 402(g) limitation in Section 4.2.

(3) Applying the limit on Catch-Up Contributions in Section 4.2.

11.10 TOP-HEAVY APPLIED SEPARATELY FOR PARTICIPATING NON-AFFILIATED EMPLOYERS

The Plan will apply the Top-Heavy Plan provisions separately to each Participating Employer other than an Affiliated Employer of such Participating Employer. The Plan will be considered separate plans for each Participating Employer and its Employees for purposes of determining whether such a separate plan is top-heavy under Section 9.1 or is entitled to the exemption described in such Section. For purposes of applying this Article to a Participating Employer, the Participating Employer and any entity which is an Affiliated Employer to that Participating Employer shall be the "Employer" for purposes of Section 9.1, and the terms "Key Employee" and "Non-Key Employee" shall refer only to the Employees of that Participating Employer and/or its Affiliated Employers. If such a Participating Employer's separate plan is top-heavy, then:

(a) Highest contribution rate. The Plan Administrator shall determine the highest Key Employee contribution rate under Section 4.4(g) by reference to the Key Employees and their allocations in the separate plan of that Participating Employer;

(b) Top-Heavy minimum allocation. The Plan Administrator shall determine the amount of any required top-heavy minimum allocation separately for that separate plan under Section 4.4(g); and

(c) Plan which will satisfy. The Participating Employer shall make any additional contributions Section 4.4(g) requires.

11.11 HIGHLY COMPENSATED EMPLOYEE STATUS

Status as a Highly Compensated Employee under Section 1.44 shall be determined separately with respect to each Participating Employer (and all its Affiliated Employers).

11.12 SERVICE

An Employee's service includes all Hours of Service and Years of Service with any and all Participating Employers and their Affiliated Employers. An Employee who terminates employment with one Participating Employer and immediately commences employment with another Participating Employer has not separated from service and has not had a severance from employment.

11.13 REQUIRED MINIMUM DISTRIBUTIONS

If a Participant is a 5-percent owner (under Section 6.8(e)(6)) of any Participating Employer for which the Participant is an Employee in the Plan Year the Participant attains age 70 1/2, then the Participant's required beginning date under Section 6.8 shall be the April 1 of the calendar year following the close of the calendar year in which the Participant attains age 70-1/2.

ARTICLE XII
GROUPS WITH DIFFERENT PROVISIONS

12.1 PRIOR MICROFLECT EMPLOYEES

The provisions of this Section 12.1 shall apply to Employees whose employment terminated with Microflect prior to May 4, 2001 ("Prior Microflect Employees"). The vesting schedule for Prior Microflect Employees shall be, as follows:

YEARS OF SERVICE	PERCENTAGE VESTED
Less Than 3 Years	0%
3 Years	20%
4 Years	40%
5 Years	60%
6 Years	80%
7 Years	100%

For purposes of the preceding vesting schedule, Years of Service shall be computed using the provisions of the Microflect 401(k) Plan for periods prior to the merger of the Microflect 401(k) Plan into this Plan. For all other Microflect Employees, the vesting provisions of this Plan shall apply.

12.2 MICROFLECT AND CASCADE EMPLOYEES

With respect to Participants who were employed by Microflect or Cascade on the date of acquisition of those businesses by the Employer, age 59-1/2 will be substituted for Normal Retirement Age in Section 6.11 with respect to monies merged into this Plan.

12.3 TRANSFERS, ETC.

Employees of Valmont Newmark ("Newmark Employees") and Valmont Whatley ("Whatley Employees") shall be Eligible Employees hereunder as of June 1, 2006 (subject to the requirements of Sections 1.32 and 3.1). Accounts of Newmark Employees and Whatley Employees shall be transferred to this Plan from the Newmark International, Inc. 401(k) Plan or the W.J. Whatley 401(k) Plan as soon as reasonably practicable after May 31, 2006. With respect to the said accounts transferred to this Plan, the vesting provisions of the Newmark Plan and Whatley Plan, as applicable, shall apply counting service with the Employer. The normal vesting provisions of this Plan shall apply to amounts contributed to this Plan for Newmark Employees and Whatley Employees.

IN WITNESS WHEREOF, this Plan has been executed on the date set forth below.

Valmont Industries, Inc. (Employer)

By: John D. [signature] 1/28/09
Date

Title: Vice President Human Resources